    As filed with the Securities and Exchange Commission on November 7, 1997
                                                           Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT

                                      UNDER
                           THE SECURITIES ACT OF 1933

                          BODDIE-NOELL PROPERTIES, INC.
             (Exact name of Registrant as specified in its charter)

         Maryland                                                   6021                                    56-1574675
(State or other jurisdiction of                     (Primary Standard Industrial Classification          (I.R.S. Employer
incorporation or organization)                                 Code Number)                             Identification No.)

                           3710 One First Union Center
                      Charlotte, North Carolina 28202-6032

                                 (704) 333-1367
                    (Address of principal executive offices)

                          D. Scott Wilkerson, President
                          Boddie-Noell Properties, Inc.

                           3710 One First Union Center
                      Charlotte, North Carolina 28202-6032

                                 (704) 333-1367
               (Name and address for agent for service of process)

                                 With copies to:

    Brad S. Markoff, Esq.                            Jay Bernstein, Esq.
    Alston & Bird LLP                                Rogers & Wells
    3605 Glenwood Avenue                             200 Park Avenue
    Raleigh, North Carolina 27612                    New York, New York 10166
    (919) 420-2200                                   (212) 878-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date hereof:

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]................

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]................

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]................

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee

Title of each class of securities to be   Amount to be  Proposed maximum offering       Proposed maximum      Amount of registration
              registered                   registered      price per share(1)       aggregate offering price           fee
              ----------                   ----------      ------------------       ------------------------           ---
Common Stock, par value $0.01 per share     2,800,000       $15.00 per share               $42,000,000                $12,728

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The fee was computed on the basis of the market price of the Company's Common Stock as of November 4, 1997.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(A redherring appears on the left hand side of this page, rotated 90 degrees. Text follows.)

The information in this prospectus is not complete and may be amended. We may not sell these securities until the SEC declares our registration statement effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                              SUBJECT TO COMPLETION
                  Preliminary Prospectus dated November 7, 1997

PROSPECTUS

                                2,800,000 Shares
                          Boddie-Noell Properties, Inc.

                                  Common Stock

                         -------------------------------


         Boddie-Noell Properties, Inc. is a real estate investment trust focused on owning and operating apartment communities. Upon completion of this offering, we will own nine apartment communities containing 2,208 apartment units and have the right to acquire an additional 476 apartment units in three apartment communities currently under construction. We also own 47 restaurant properties and manage seven other apartment communities and two shopping centers which we do not own.

         We are offering and selling 2,800,000 shares of common stock with this Prospectus. The Company's shares are listed for trading on the American Stock Exchange ("AMEX") under the symbol "BNP." On November ___, 1997, the last reported sale price of our common stock on the AMEX was ____. See "Market Price of the Company's Common Stock, Distributions and Related Shareholder Matters" on page 32. Our Articles of Incorporation limit any single shareholder from owning more than 9.8% of our outstanding shares of common stock. See " Description of Capital Stock -- Ownership Limitations and Restrictions on Transfers" on page 71.

         We have written this prospectus using the Securities and Exchange Commission's new "Plain English" guidelines. We hope this format will make it easier for you to read and learn more about our Company.

                         -------------------------------


         SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

                         -------------------------------



           THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
             DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS
            PROSPECTUS IS TRUTHFUL OR COMPLETE. NEITHER HAS ANY STATE
             SECURITIES COMMISSION APPROVED OR DISAPPROVED OF THESE
            SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL
                  OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO
                               TELL YOU OTHERWISE.

                                          Per Share               Total

Public Price......................       $__________             $__________
Underwriting Discounts............       $__________             $__________
Proceeds to the Company...........       $__________             $__________

         If the underwriters exercise their over-allotment option of 420,000 shares in full, the total public price, underwriting discounts and net proceeds will be , , and , respectively. The underwriters will be required to purchase all of the securities if any of the securities are purchased, subject to the approval of various legal matters by the underwriters' counsel.

                         -------------------------------


CIBC OPPENHEIMER


       J.C. BRADFORD & CO.

                           INTERSTATE/JOHNSON LANE
                                      CORPORATION
                                                         DAVENPORT & COMPANY LLC

                         -------------------------------


                    This Prospectus is dated ________, 1997.

Inside Front Cover to contain a map of the southeastern United States with the Company's markets expanded to show locations of owned and managed properties and three charts that show historical:

         1.       Number of apartment units owned;

         2.       Breakdown of revenues between restaurants and apartments; and

         3. Cost of properties (excluding accumulated depreciation).

Inside Back Cover to contain pictures of properties.

--------------------------------------------------------------------------------
IN CONNECTION WITH AN UNDERWRITTEN OFFERING, THE SEC RULES PERMIT THE UNDERWRITERS TO ENGAGE IN TRANSACTIONS THAT STABILIZE THE PRICE OF OUR COMMON STOCK. THESE TRANSACTIONS MAY INCLUDE PURCHASES FOR THE PURPOSE OF FIXING OR MAINTAINING THE PRICE OF THE COMMON STOCK AT A LEVEL THAT IS HIGHER THAN THE MARKET WOULD DICTATE IN THE ABSENCE OF SUCH TRANSACTIONS.
--------------------------------------------------------------------------------

                            IMPORTANT NOTE TO READERS

         Before you read any further we want to tell you about our approach and some of the conventions we used in writing this prospectus.

o We wrote this prospectus using the Securities and Exchange Commission's new "Plain English" guidelines. These guidelines require that we write without the "legalese" typically found in most documents filed with the SEC in order to provide you with a more meaningful and understandable document. Although the tone and wording may differ from what you are familiar with, we are not alone in adopting this progressive approach. Other well-known companies, including Detroit Diesel Corporation, Ford Motor Company and Honeywell Inc., have started preparing their documents using plain English. We voluntarily followed the plain English initiative because we are very committed to providing you with useful and understandable information.

o We may refer to Boddie-Noell Properties, Inc. in the first person, just as we are doing in this sentence, or simply as the Company (with a capital "C"). We refer to BNP Management, Inc., our unconsolidated management company subsidiary, as the Management Company, and Boddie-Noell Properties Limited Partnership as the Operating Partnership. Unless the context indicates otherwise, when we write about the Company, we are including the Operating Partnership and the Management Company.

o We are a different company from Boddie-Noell Enterprises, Inc., the company which leases 47 restaurant properties from us. We refer to that company as Enterprises.

o We have entered into an agreement to initially acquire four apartment communities with the option to later acquire three additional communities from Paul and James Chrysson and certain of their affiliates. Throughout this prospectus we refer to the Chryssons and their affiliates as the Chrysson Parties, the acquisition transaction as the Chrysson acquisition, the initial acquisition of four properties as Phase I of the Chrysson acquisition and the properties we are acquiring as the Chrysson properties.

o Because we have conditioned the closing of this offering on completion of Phase I of the Chrysson acquisition and our commencement of operations through the Operating Partnership, we wrote this prospectus as if those two transactions have already occurred. We discuss these transactions more fully under "History and Formation of the Company -- Conversion to UPREIT" and "-- Chrysson Acquisition" on pages 23 and 24.

o For purposes of calculating pro forma information appearing throughout this prospectus, we assumed we would issue 2.8 million shares in this offering and that we would receive $38.6 million of net proceeds after deductions for underwriting discounts and commissions and offering expenses. The actual number of shares and net proceeds may differ. The pro forma operating amounts are derived by adjusting historical operating amounts for activities of the "stabilized" Chrysson properties, and do not represent the entire Phase I portfolio. We consider "stabilized" properties to be those properties or phases of properties which have achieved occupancy levels of 90% or greater for 90 consecutive days. Applying this definition of "stabilized" properties, we have excluded one apartment community and the second phase of another apartment community from our pro forma information for 1996 and the nine month period ended
    September 30, 1997.

                              AVAILABLE INFORMATION

         Our company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of photocopying fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC's internet site (http://www.sec.gov). These documents are also available for viewing at the offices of the American Stock Exchange in New York. For more information, you may call the viewing room of the American Stock Exchange at (212) 306-1292.

         Our mailing address and telephone number are:

                          Boddie-Noell Properties, Inc.
                           3710 One First Union Center

                      Charlotte, North Carolina 28202-6032
                                 (704) 333-1367

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We have filed certain documents with the SEC, as required by the Securities Exchange Act of 1934, and are incorporating them by reference into this prospectus. Incorporating by reference means that we are making the documents listed below a part of this prospectus by referring to these documents and declaring that you should consider them to be part of this prospectus as if they were fully copied in this prospectus:

     A. Our Annual Report on Form 10-K for the year ended December 31, 1996 and

     B. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

                                TABLE OF CONTENTS

Prospectus Summary..................................................................................................8
     Boddie-Noell Properties, Inc...................................................................................8
     Our History....................................................................................................8
     Our Strategy ..................................................................................................9
     Dividends.....................................................................................................10
     The Offering..................................................................................................10
     Summary Financial Information.................................................................................11

Risk Factors.......................................................................................................12
     Possible Inability to Meet Strategic Objectives...............................................................12
     Possible Inability to Manage Growth...........................................................................13
     Uncertainty with Respect to Restaurant Properties.............................................................13
     Real Estate Investment Risks..................................................................................13

         General Risks.............................................................................................13
         Lack of Geographic Diversification........................................................................14
         Concentration of Credit Risk..............................................................................14
         Operating Risks...........................................................................................14
         Illiquidity of Real Estate................................................................................15

     Financing Risks...............................................................................................15
         Risks Associated with Debt Financing......................................................................15
         Variable Interest Rates...................................................................................16
         Risks of Default..........................................................................................16
         Secured Debt..............................................................................................16

     Regulatory Matters............................................................................................16
         Environmental Matters.....................................................................................16
         Americans with Disabilities Act Compliance................................................................17
     Conflicts of Interest.........................................................................................17

         Existing Business Conflicts...............................................................................17
         Potential Conflicts of Interest; Chrysson Acquisition.....................................................18
     Enterprises' Option to Close Poorly Performing Restaurants....................................................18
     Tax Risks.....................................................................................................19

         Consequences of the Failure to Qualify as a REIT..........................................................19
         Effect of Distribution Requirements.......................................................................19
         Other Tax Liabilities.....................................................................................19

     Possible Adverse Consequences of Limits on Ownership of Shares................................................19
     Limitations on Acquisition and Change in Control..............................................................20
         Ownership Limit...........................................................................................20
         Operating Partnership Agreement...........................................................................20
         Preferred Stock...........................................................................................20
         Maryland Business Combination Statute.....................................................................20
         Maryland Control Share Acquisition Statute................................................................21
     Dependence on Key Personnel...................................................................................22

History and Formation of the Company...............................................................................22
     Early History.................................................................................................22
     Acquisition of BT Venture Corporation.........................................................................22
     Formation of BNP Management, Inc..............................................................................22
     Renegotiation of Master Lease.................................................................................23
     Other Activity................................................................................................23
     Conversion to UPREIT..........................................................................................23
     Chrysson Acquisition..........................................................................................24

The Company........................................................................................................25
     Current Operations............................................................................................25
     Principal Investment Objectives...............................................................................26
     Operating Philosophy..........................................................................................26

         Market Focus..............................................................................................26
         Intensive Management Focus................................................................................26
         Dedication to Customer Service............................................................................27
         Flat Operational Structure................................................................................27

     Our Growth Strategy...........................................................................................27
         Internal Growth Strategy..................................................................................27
         External Growth Strategy..................................................................................29

     Financing Strategy............................................................................................30

Use of Proceeds....................................................................................................31

Market Price of the Company's Common Stock,
     Distributions and Related Shareholder Matters.................................................................32

Capitalization.....................................................................................................33

Selected Financial Data............................................................................................35

Management's Discussion and Analysis of Financial

     Condition and Results of Operations...........................................................................38
     Overview......................................................................................................38
     Results of Operations.........................................................................................40

         Nine Months Ended September 30, 1997

                  Compared to 1996.................................................................................40
         1996 Compared to 1995.....................................................................................42
         1995 Compared to 1994.....................................................................................43

     Funds From Operations ........................................................................................45
     Capital Resources and Liquidity...............................................................................47

         Capital Resources.........................................................................................47
         Cash Flows and Liquidity..................................................................................48
         Short- and Long-term Liquidity Requirements...............................................................49
         Inflation.................................................................................................50
         Environmental Matters.....................................................................................50

Our Properties.....................................................................................................51
     General.......................................................................................................51
     Market Information............................................................................................51

         Greensboro and Winston-Salem, North Carolina..............................................................52
         Charlotte, North Carolina.................................................................................52
         Virginia Beach, Virginia..................................................................................53

     Apartment Communities.........................................................................................55
     Restaurant Properties.........................................................................................59
     Other Information About Our Properties........................................................................59






Certain Policies...................................................................................................59
     Short-term Investments........................................................................................59
     Investments in Other Real Estate Entities.....................................................................60
     Loans to Other Persons........................................................................................60
     Borrowings....................................................................................................60
     Policies on Certain Investments And Activities................................................................61
     Conflicts of Interest.........................................................................................62
     Policy Changes................................................................................................63

Directors and Executive Officers...................................................................................63

Certain Relationships and Related Transactions.....................................................................65
     Boddie-Noell Properties and B. Mayo Boddie and Nicholas B. Boddie.............................................65
     Boddie-Noell Properties and Boddie-Noell

         Enterprises...............................................................................................66
     Boddie-Noell Properties and Boddie Investment

         Company...................................................................................................67
     Chrysson Acquisition..........................................................................................68
     Transactions with Management..................................................................................68

         Employment Contracts and Termination of
                  Employment and Change-in-Control Arrangements....................................................68
         Loans to Officers.........................................................................................68

Security Ownership of Certain Beneficial Owners and
     Management....................................................................................................69

Description of Capital Stock.......................................................................................70
     General.......................................................................................................70
     Common Stock..................................................................................................70
     Preferred Stock...............................................................................................71
     Ownership Limitations and Restrictions on Transfers...........................................................71
     Limitations of Liability and Indemnification of Directors and Officers........................................72
     Shares Available For Future Sale..............................................................................73

Partnership Agreement of the Operating Partnership.................................................................74
     General.......................................................................................................74
     Allocation of Distributions, Profits and Losses...............................................................74
     Transferability of Interests..................................................................................74
     Additional Capital Contributions; Issuance of Additional Partnership Interests................................75
     Redemption of Operating Partnership Units.....................................................................75
     Indemnifications and Fiduciary Standards......................................................................75
     Tax Matters Partner...........................................................................................76
     Operations....................................................................................................76
     Term..........................................................................................................76
     Exercises of Stock Options....................................................................................76
     Other.........................................................................................................76

Federal Income Tax Considerations..................................................................................77
     General.......................................................................................................77
     Federal Income Taxation of Boddie-Noell

         Properties, Inc...........................................................................................78
     Requirements for Qualification................................................................................79

         Organizational Requirements...............................................................................79
         Income Tests..............................................................................................80
         Asset Tests...............................................................................................81

     Annual Distribution Requirements..............................................................................82
     Earnings and Profits..........................................................................................83
     Failure to Qualify............................................................................................84
     Taxation of U.S. Shareholders.................................................................................84

         Distributions Generally...................................................................................84
         Capital Gain Distributions................................................................................85
         Certain Dispositions of Shares............................................................................85
         Passive Activity Loss and Investment Interest Limitations.................................................85
         Treatment of Tax-Exempt Shareholders......................................................................85

     Special Tax Considerations for Non-U.S. Shareholders..........................................................86
     Information Reporting Requirements and Requirements and Backup Withholding Tax................................87
     Other Tax Considerations......................................................................................87

         General  .................................................................................................87
         Tax Allocations With Respect to Our Properties............................................................88
         BNP Management, Inc.......................................................................................89

     Recent Legislation............................................................................................89
     State and Local Tax...........................................................................................90

Legal Proceedings..................................................................................................90

Underwriting.......................................................................................................90

Experts............................................................................................................92

Legal Opinions.....................................................................................................92

Index to the Financial Statements.................................................................................F-1

                               PROSPECTUS SUMMARY

          This summary highlights some information from this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements.

                          BODDIE-NOELL PROPERTIES, INC.

         Boddie-Noell Properties, Inc. is a self-managed and self-administered real estate investment trust ("REIT") which owns and operates apartment communities in North Carolina and Virginia. We own nine apartment communities containing 2,208 apartment units and have the right to acquire three additional apartment communities (containing 476 apartment units) that are currently under construction. We also own 47 Hardee's restaurant properties which are master leased on a triple-net basis (described on page 22 under "History and Formation of the Company -- Early History"), and we manage seven other apartment communities (containing 1,713 apartment units) and two shopping centers that are owned by other parties.

         We have transferred all of our assets to, and will conduct all of our business operations through, the Operating Partnership. The Company is the sole general partner of the Operating Partnership and has complete control over its operations. We have formed the Operating Partnership in order to enable us to acquire properties in exchange for limited partnership interests in the Operating Partnership ("Units") on a tax-deferred basis to the property transferors. As such, we may be able to complete acquisitions on more favorable terms.

                                   OUR HISTORY

         The Company was formed in 1987 as an externally managed, externally administered, passive investment REIT. Upon formation, the Company acquired 47 restaurant properties which were leased to Enterprises under a single master lease. Enterprises is the second largest Hardee's franchisee in the United States, operating approximately 360 Hardee's restaurants, including the 47 we own.

         In June 1993, our management decided to diversify our holdings and initiate an active growth strategy by acquiring an apartment community in Charlotte, North Carolina. One year later, we acquired a second apartment community in Charlotte. In October 1994, we acquired BT Venture Corporation from affiliates of Enterprises. BT Venture Corporation, a developer, operator and manager of apartment communities, owned and managed one apartment community and was the manager of the two apartment communities that we owned, as well as nine other apartment communities and three retail shopping centers. Through this acquisition, we became a self-managed and self-administered real estate investment trust and acquired our third apartment community. We also acquired BT Venture Corporation's contracts for the management of the other apartment communities and the retail shopping centers.

         Since the acquisition of BT Venture Corporation, we have acquired two additional apartment communities and renegotiated the lease with Enterprises. Enterprises must now pay us annual rent equal to the greater of $4.5 million or 9.875% of food sales of the 47 Hardee's restaurants. In September 1997, we entered into a contract with certain affiliates of Paul and James Chrysson to acquire seven apartment communities located throughout North Carolina in exchange for Units in the Operating Partnership. Four of those apartment communities are completed and will be acquired prior to the closing of this offering. The remaining apartment communities are under development and are expected to be completed within the next 12 months.

Upon the satisfaction of certain conditions in the acquisition agreement, we will acquire the remaining properties in exchange for additional Units in the Operating Partnership.

         Management believes that its decision to implement a growth strategy focused on apartment communities has significantly enhanced shareholder value. Revenues from the 47 Hardee's restaurants decreased by $0.8 million from calendar year 1992 to 1996. This decline would have produced a decrease of a like amount in our funds from operations, but instead, primarily as a result of our apartment acquisitions, our funds from operations increased from $3.9 million in 1992 to $4.5 million in 1996. We do not expect our restaurant properties to negatively impact future operations because of the minimum rent payments required by the master lease.

                                  OUR STRATEGY

         Our goal is to provide our shareholders with current income and capital appreciation by increasing funds from operations and funds available for distribution on a per share basis. To accomplish these goals, we have refocused our business on the acquisition, ownership and operation of apartment communities. As a consequence, we may elect to sell our restaurant properties and reinvest the proceeds in additional apartment communities. However, no sale of the restaurants is pending, and management only intends to divest the restaurants when we believe such a transaction will enhance shareholder value.

         We intend to become a leading operator of mid- to high-end apartment communities in Virginia and the Carolinas. Since 1993, we have been acquiring apartment communities, and we now intend to accelerate the pace of our acquisitions. As we noted above, we recently signed an agreement with the Chrysson Parties to acquire seven apartment communities located in North Carolina. This transaction, when completed, will double the number of apartment units we own. The following table sets forth certain apartment operating data for the periods indicated:

                                                                                                      Nine months
                                                                                                         ended
                                                                                                     September 30,
                                                  1993         1994         1995         1996             1997
                                                  ----         ----         ----         ----             ----
Apartment units owned at end of period            336          946         1,130        1,328            1,328
Average monthly rental per unit                  $579         $624          $657         $685             $692
Average economic occupancy                       94.4%        94.6%         95.3%        94.1%            95.5%

         We intend to continue to grow primarily through the acquisition of income-producing apartment communities located in secondary markets throughout the southeastern United States. When evaluating potential acquisitions, our primary consideration will be a property's ability to increase our current and future ability to pay dividends. We will generally only acquire properties that immediately increase our funds available for distribution on a per share basis. We also may utilize our development expertise to develop properties ourselves or invest in properties being developed by other parties. Members of our management team that have directed over $110 million of development or redevelopment projects, including 11 apartment communities containing over 2,500 apartment units.

         We seek to enhance the value of our apartment communities through superior property management. To do so, we strongly emphasize autonomy at the property level and delegate significant property management responsibilities to our on-site managers. We believe that they are in the best position to increase rents, offer leasing incentives or alter our marketing strategy in order to maintain high occupancy levels and rental rates. We also expect our on-site managers to provide superior customer service to our residents and to achieve consistently high levels of customer satisfaction. Our commitment to customer service is evidenced by our resident service guarantees and on-site maintenance personnel who are available to our residents 24 hours a day.

                                    DIVIDENDS

         We expect to continue paying a dividend of $0.31 per quarter, or $1.24 on an annualized basis. Historically, a portion of our dividend has been treated as a return of capital for Federal income tax purposes and, therefore, has been excluded from taxable income. In 1996, 43.7% of our dividend was treated as a return of capital. We expect a portion of future distributions to continue to be treated as a return of capital for tax purposes, although we cannot predict what portion will be so treated.

                                  THE OFFERING

Securities offered..........................         2,800,000 shares of our common stock

Shares to be outstanding after the offering.         6,863,818(1)

Use of Proceeds.............................         Repayment of debt.

RISK FACTORS................................         YOU SHOULD READ THE "RISK FACTORS" SECTION,
                                                     BEGINNING ON PAGE 12, AS
                                                     WELL AS THE OTHER
                                                     CAUTIONARY STATEMENTS
                                                     THROUGHOUT THE ENTIRE
                                                     PROSPECTUS, TO ENSURE YOU
                                                     UNDERSTAND THE RISKS
                                                     ASSOCIATED WITH AN
                                                     INVESTMENT IN OUR STOCK.

(1) Includes an aggregate of 940,077 shares of common stock issuable upon redemption of outstanding Operating Partnership Units. This figure also assumes that the underwriters do not exercise their over-allotment option.

                          SUMMARY FINANCIAL INFORMATION


                                                                                                           Nine months ended
                                                         Year ended December 31                               September 30
                                          -----------------------------------------------------        --------------------------
                                                                                            Pro                            Pro
                                                           Historical                    Forma (3)     Historical       Forma (3)
                                          ---------------------------------------------  -----     -------------------  -----
                                            1992     1993      1994     1995       1996       1996       1996      1997      1997
                                          ------------------ ------------------ ---------- --------------------- --------- ---------
                                                                  (IN THOUSANDS, EXCEPT PROPERTY DATA)

OPERATING DATA:
Revenue:
   Apartment rental income                $      -   $ 1,245 $ 3,889   $ 8,476   $ 9,791     $14,222    $ 7,209   $ 7,898    $11,128
   Restaurant rental income                   5,333    5,165   5,047     4,649     4,500       4,500      3,375     3,375      3,375
   Equity and other income                       40       16     322       600       217         225        160       336        348
Total revenue                                 5,373    6,426   9,258    13,726    14,508      18,947     10,745    11,609     14,851
Expenses:
   Depreciation and amortization                798    1,065   1,648     2,609     2,975       3,935      2,181     2,362      3,080
   Other operating expenses                     381      862   1,988     3,767     3,871       5,157      2,892     3,271      4,282
   Interest expense                           1,035    1,442   2,802     5,362     5,946       5,186      4,395     4,684      3,988

Minority interest in Operating Partnership        -        -       -         -         -    $    412          -         -   $    305
Net income before extraordinary item        $ 3,159  $ 2,455 $ 2,302   $ 1,628   $ 1,716     $ 4,257    $ 1,278   $ 1,292    $ 3,196
Net income                                  $ 3,159  $ 2,455 $ 2,302   $ 1,628   $ 1,716       N/A      $ 1,278   $ 1,292        N/A
Funds from operations (1)                     3,943    4,029   4,291     4,450     4,472       8,521      3,295     3,391      6,421
Funds available for distribution              3,957    4,055   4,253     3,961     3,835       7,664      2,825     2,986      5,875

BALANCE SHEET DATA:

   Apartment communities                  $        - $14,352 $54,724   $55,316   $66,610           -    $66,458   $67,171   $128,001
   Restaurant properties                     43,205   43,205  43,205    43,205    43,205           -     43,205    43,205     43,205
Total assets                                 40,465   54,643  95,954    94,352   103,436           -    104,183   104,206    166,036
Total debt                                   12,000   26,894  66,884    67,162    77,352           -     77,471    78,397     86,509
Shareholders' equity                         28,331   27,252  27,968    26,200    24,902           -     24,778    23,950     62,257

APARTMENT PROPERTY DATA:

Apartment communities owned (2)                   -        1       3         4         5           8          5         5          9
Apartment units owned (2)                         -      336     946     1,130     1,328       1,848      1,328     1,328      2,208
Average apartment occupancy                       -    94.4%   94.6%     95.3%     94.1%           -      94.3%     95.5%          -
Average monthly revenue/unit                      -     $576    $624      $657      $684           -       $684      $692          -

OTHER DATA:

(1) Funds from operations is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as "net income (computed in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures."
(2)      At period end.
(3) Pro forma amounts on an as-converted basis, as if 565,000 Operating Partnership Units had been issued for contribution of three stabilized apartment communities.

                                  RISK FACTORS

            BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

           SOME OF THE INFORMATION IN THIS PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE" OR OTHER SIMILAR WORDS. THESE STATEMENTS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OF RESULTS OF OPERATIONS OR OF FINANCIAL CONDITION OR STATE OTHER "FORWARD-LOOKING" INFORMATION. WHEN CONSIDERING SUCH FORWARD-LOOKING STATEMENTS, YOU SHOULD KEEP IN MIND THE RISK FACTORS AND OTHER CAUTIONARY STATEMENTS IN THIS PROSPECTUS. THE RISK FACTORS NOTED IN THIS SECTION AND OTHER FACTORS NOTED THROUGHOUT THIS PROSPECTUS, INCLUDINGCERTAIN RISKS AND UNCERTAINTIES, COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT.

POSSIBLE INABILITY TO MEET STRATEGIC OBJECTIVES

            Our conversion to an UPREIT (as discussed more fully under the heading "History and Formation of the Company -- Conversion to UPREIT" on page
23) may allow us to grow more rapidly. The successful implementation of a growth strategy depends on several factors, including our ability:

o to raise additional capital, either through equity or debt, as needed;

o to assess accurately the market demand for apartment communities in a given location;

o to identify and acquire apartment communities that meet our operating model; and

o to manage our business in a cost-effective manner given the possible increase in the number of apartment communities owned and operated.

            We can provide no assurances that we will be able to successfully accomplish any of the above factors and thus meet our strategic growth objectives, especially in light of competition from other persons, including financial institutions, insurance companies, pension funds, other real estate investment trusts and limited partnerships that have investment objectives similar to ours. Some of these competitors have greater resources, lower cost of capital and more experience than we do.

                       POSSIBLE INABILITY TO MANAGE GROWTH

            Our ability to successfully integrate a large number of new properties into our portfolio depends upon our ability to manage properties, attract and retain quality personnel, develop procedures and practices necessary to generate high occupancy levels and rental rates and operate such new properties in a cost effective manner. We can provide no assurances that we will be able to accomplish these necessary prerequisites for the successful integration of any acquired properties.

                UNCERTAINTY WITH RESPECT TO RESTAURANT PROPERTIES

            Since our inception in 1987, we have had a large portion of our assets invested in 47 Hardee's restaurant properties that are leased to Enterprises. Under the master lease for these properties, we are paid annual rent equal to the greater of $4.5 million or 9.875% of food sales. In addition, Enterprises pays all operating costs, property insurance, real estate taxes and maintenance and repair costs. From 1987 through 1995, Enterprises paid us more than $4.5 million. However, restaurant sales have declined each year since 1992. Accordingly, the revenue we have received from them has declined since that time as well. In 1996, the revenues of those Hardee's restaurants fell below the level requiring payments in excess of the minimum. As a result, Enterprises paid us $4.5 million in rent for 1996.

            Revenues from the restaurants peaked in 1992 at $5.3 million and have steadily fallen each year since. In order to protect our shareholders from these declining revenues, in 1993 we began to acquire apartment communities. We believe that we can more effectively enhance the value of our common stock by acquiring and operating apartment communities. Accordingly, we have decided to focus our business primarily on the ownership and operation of apartment communities. As a consequence of this refocused strategy, we may elect to sell our restaurant properties and reinvest the proceeds in additional apartment communities. No sale of the restaurants is pending, and we will only divest the restaurants if we believe doing so will enhance shareholder value. If we do dispose of the restaurant properties, it is possible that we may incur a loss on the disposition of the properties. It is also possible that we may invest such sale proceeds in properties that yield significantly less than the $4.5 million we received from Enterprises in 1996. Further, in the event we were to find a buyer, Enterprises has the right to purchase the restaurants from us on the same terms as that offer. This right may make it more difficult to find a suitable buyer or could adversely affect the price we might realize on any such sale.

                          REAL ESTATE INVESTMENT RISKS

                                  GENERAL RISKS

            Our ability to make distributions to you depends on our ability to generate funds from operations in excess of scheduled principal payments on debt and capital expenditure requirements. Funds from operations and the value of our properties may be adversely affected by events or conditions which are beyond our control. Such events or conditions could include:

o           an oversupply of apartments in the Company's markets;

o           a reduction in demand for apartments in the Company's markets;

o changes in governmental regulations and the related costs of compliance;

o           changes in tax laws and housing laws; and

o           changes in interest rate levels and the availability of financing.

Funds from operations would be adversely affected if a significant number of residents were unable to pay rent or if we could not rent our apartments on favorable terms. Significant expenditures associated with an equity investmentin an apartment community (such as mortgage payments, if any, real estate taxes and maintenance costs) generally do not decrease when circumstances cause a reduction in rent revenue.

                       LACK OF GEOGRAPHIC DIVERSIFICATION

            All of our properties are located in Virginia and North Carolina. Adverse economic developments in these states could adversely impact the operations of our properties and therefore our profitability. The concentration of properties in a limited number of markets may expose us to risks of adverse economic developments which are greater than the risks if we owned properties in more markets. Our revenues and the value of our properties may be affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs, downsizing or industry slowdowns), changing demographics and other factors. We can provide no assurance as to the continued growth of the Virginia and North Carolina economies. Until we acquire apartment communities in new and more geographically dispersed markets, the results of our operations will be highly dependent on economic conditions in a geographically limited region.

                          CONCENTRATION OF CREDIT RISK

            For 1996, the restaurant properties accounted for 31.0% of our total revenues and 42.3% of our net operating income on a historical basis. Upon completion of the Chrysson acquisition, we believe the restaurant properties' contribution as a percentage of total revenues and net operating income will be substantially lower. On a pro forma basis giving effect to the completion of Phase I of the Chrysson acquisition (discussed in more detail on page 24 under the heading "History and Formation of the Company -- Chrysson Acquisition"), the restaurant properties accounted for approximately 23.8% of our total revenues and 32.6% of our net operating income. Until we are able to significantly increase our apartment portfolio or dispose of the restaurant properties, they will continue to account for a sizeable portion of our revenues. All of the restaurant property revenue comes from Enterprises. The inability of Enterprises to pay us rent would adversely affect funds from operations. It also could adversely affect our ability to make distributions to you. Wediscuss the financial position of Enterprises under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity -- SHORT- AND LONG-TERM LIQUIDITY REQUIREMENTS" beginning on page 49.

                                 OPERATING RISKS

            The apartment communities are subject to all operating risks common to apartment communities in general. Such risks include:

o competition from other apartment communities and alternative housing due in part to low interest rates, both nationally and in our principal markets, which may make home purchasing an attractive alternative to renting;

o new construction of comparable properties or adverse economic conditions in the areas in which our apartment communities are located, either of which might adversely affect apartment occupancy or rental rates;

o increases in operating costs (including real estate taxes) due to inflation and other factors, which may not necessarily be offset by increased rents;

o           the inability or unwillingness of residents to pay rent increases;

o future enactment of rent control laws or other laws regulating multifamily housing, including present and possible future laws relating to access by disabled persons; and

o disagreements with joint venture partners or real estate co-investors, if any.

Any of the above events could adversely affect our ability to make expected distributions to you.

ILLIQUIDITY OF REAL ESTATE

            Real estate investments are relatively illiquid. This illiquidity may limit our ability to alter our business strategy in response to changes in economic or other conditions. (We discuss our current business strategy in more detail under the heading "The Company -- Our Growth Strategy" beginning on page
27). Further, as we discuss in more detail on page ? (under "Federal Income Tax Considerations -- Requirements for Qualification -- INCOME TESTS"), the Internal Revenue Code limits our ability to sell properties held for fewer than four years.

FINANCING RISKS

RISKS ASSOCIATED WITH DEBT FINANCING

            We have available a $25.5 million credit line that we describe more fully under the heading "The Company -- Financing Strategy" on page 30. Historically, we have used debt financing when we acquired properties. At September 30, 1997, we had $60.0 million of long-term, fixed-rate debt with an average interest rate of 8.2% and $18.4 million of long-term, variable-rate debt with an average interest rate of 7.5%. In addition to the possible use of common stock, preferred stock or Units, we intend to continue using debt financing for acquisitions of new apartment properties. Such debt financing may include borrowings under the credit line and permanent mortgage financing. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate the apartment communities or pay distributions required to be paid in order for us to maintain our qualification as a REIT.

            Our bylaws restrict our ability to borrow by limiting debt to 300% of our net assets. For these purposes, net assets are defined as total assets at cost, excluding intangible assets, before deducting depreciation or other non-cash reserves, less total liabilities. We can exceed this limit if a majority of the directors, including a majority of the independent directors, approves such level of debt. Additionally, we would have to disclose to you that we exceeded this limit in our next quarterly report and provide a justification for such excess. The agreement granting us our line of credit also contains restrictions relating to specified levels of debt service coverage, leverage and net worth. We discuss these restrictions under the heading "The Company -- Financing Strategy" on page 30.

            At the conclusion of this offering, we will have a significant level of debt. This debt level creates an increased risk that we may default on our obligations. If we default, the banks who lent us funds could foreclose on the properties securing their loans. As we discuss on page 31 in the "Use of Proceeds" section, we plan to use the net proceeds of this offering to reduce our debt. As the pro forma balance sheet appearing on page F-21 indicates, had this offering and the Chrysson acquisition occurred on September 30, 1997, our debt to net assets ratio would have been 102.8% and our debt-to-total market capitalization ratio (I.E., debt divided by the sum of debt and the market value of our outstanding Units and shares of common stock) would have been 45.7%. While not required by our Articles of Incorporation or bylaws, we intend to keep our debt- to-total market capitalization ratio below 60% following the offering, although circumstances may cause us to exceed that target from time to time.

                             VARIABLE INTEREST RATES

            Two of the notes payable secured by apartment properties bear interest at variable rates. At September 30, 1997, $18.4 million of our debt bore interest at a variable rate. We expect to repay approximately $5.9 million of this amount with the net proceeds from this offering. In addition, we may incur additional debt in the future that also bears interest at variable rates. Variable-rate debt creates higher debt service requirements if market interest rates increase, which would adversely affect our cash flow and the amounts available to pay dividends. Upon completion of this offering, we expect to refinance a portion of the outstanding debt on the Chrysson properties with approximately $37.9 million of 7.2% fixed-rate loans that cannot be repaid for five years. Should the market for fixed-rate loans improve, we will not be able to take advantage of such lower rates with respect to those loans. If we could, we may have increased our cash flow from those properties.

                                RISKS OF DEFAULT

            We may obtain financing with "due-on-encumbrance" or "due-on-sale" clauses in which future refinancing or sale of properties could cause the maturity dates of the mortgages to accelerate and the financing to become due immediately. Thus, we could be required to sell properties on an all-cash basis or the purchaser might be required to obtain new financing in connection with a sale. Alternatively or additionally, we may obtain mortgages that have balloon payments. Such mortgages involve greater risks than mortgages with principal amounts amortized over the term of the loan since our ability to repay the outstanding principal amount at maturity may depend on obtaining adequate refinancing or selling the property. The efficacy of either option would depend on economic conditions in general and the value of the underlying properties in particular. We cannot guarantee that we could refinance or repay any such mortgages at maturity. Further, a significant decline in the value of the underlying property could result in a loss of the property through foreclosure.

SECURED DEBT

            Approximately $71.3 million of our debt is secured by real estate assets. Should we default on the payment of any of this debt, the banks holding the debt could accelerate the due dates on the loans, and, if we are unable to arrange for suitable refinancing, the banks could foreclose on the secured properties.

REGULATORY MATTERS

ENVIRONMENTAL MATTERS

            Various Federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of, or the failure to properly remediate, hazardous substances may adversely affect occupancy of any contaminated apartment communities, the ability of Enterprises to operate restaurants, and our ability to sell or borrow against contaminated properties. In addition to the costs associated with investigation and remediation actions brought by governmental agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs.

            Various laws also impose, on persons who arrange for the disposal or treatment of hazardous or toxic substances, liability for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility.

            Enterprises has agreed to pay for the costs of complying with applicable environmental laws, ordinances and regulations on the restaurant properties. However, the obligation to pay for such costs with respect to our other properties, or Enterprises' inability to pay for such costs on the restaurant properties, may adversely affect our operating costs and the value of our properties.

            Phase I environmental site assessments have been obtained on all of our owned apartment properties. The purpose of Phase I environmental site assessments is to identify potential sources of contamination for which a company may be responsible and to assess the status of environmental regulatory compliance. All of the restaurant properties were subjected to transaction screens at the time we renegotiated the master lease in December 1995. A transaction screen involves a review of a property for the purpose of recommending whether we should perform a Phase I environmental site assessment. A transaction screen is significantly less thorough in scope than a Phase I environmental site assessment.

            Neither the transaction screens nor the environmental site assessments revealed any environmental condition, liability or compliance concern that we believe would have a material adverse affect on our business, assets or results of operations. Nor are we aware of any such condition, liability or concern by any other means. However, it is possible that the transaction screens and the environmental site assessments relating to any one of the properties did not reveal all environmental conditions, liabilities or compliance concerns. It is also possible that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related review was completed.

AMERICANS WITH DISABILITIES ACT COMPLIANCE

            Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations and commercial facilities must meet certain Federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. We believe that our properties are substantially in compliance with these requirements. Further, under the terms of the master lease agreement with Enterprises, Enterprises is financially responsible for upgrading the restaurant properties should such properties not be in compliance with the ADA. However, in the event of a determination that our properties are not in compliance with the ADA, we could face the imposition of fines or an award of damages to private litigants. If we were required to make unanticipated expenditures to comply with the ADA, our cash flow and the amounts available for distributions to you may be adversely affected.

CONFLICTS OF INTEREST

EXISTING BUSINESS CONFLICTS

            Certain of our executive officers, directors and major shareholders are also owners, officers and/or directors of Enterprises and Boddie Investment Company. Boddie Investment Company is the general partner of the limited partnerships that own the apartment properties and shopping centers that we manage but do not own. We have described the specific relationships more fully under the heading "Certain Relationships and Related Transactions" beginning on page 65. In addition to the business transactions with Enterprises and Boddie Investment Company, as of September 30, 1997, we owed Enterprises $6.1 million and Boddie Investment Company $956,000. Additionally, Enterprises has a right of first refusal to purchase the restaurant properties. This means that if we negotiate the sale of the restaurant properties to a third party, Enterprises has the right to purchase the restaurants on the same terms and conditions. This may make it more difficult to sell the restaurants.

            Under our bylaws, transactions with these companies must be approved by directors who are independent of the transactions. B. Mayo Boddie and Nicholas B. Boddie (the "Boddies"), the owners of Enterprises and Boddie Investment Company, have been directors of the Company. B. Mayo Boddie will continue to be a director and our Chairman of the Board after completion of the offering. As such, he may be able to influence the Board's actions to the benefit of Enterprises or Boddie Investment Company.

POTENTIAL CONFLICTS OF INTEREST; CHRYSSON ACQUISITION

            As more fully explained under the heading "History and Formation of the Company -- Chrysson Acquisition" on page 24, we have recently acquired certain apartment properties from the Chrysson Parties. The owners of the Chrysson properties received Units as partial consideration for the sale of their properties. As part of the acquisition agreement, the Chrysson Parties appointed two members to our Board of Directors following the resignation of two of our then current directors. Upon closing of this offering, the size of our Board will be increased from five to seven members and (i) D. Scott Wilkerson and Philip S. Payne, executive officers of the Company, will be appointed to the Board, (ii) an additional current director will resign and (iii) the Chrysson Parties will have the right to nominate another director, who may not be an affiliate of the Chrysson Parties, for appointment subject to our Board's approval. These Chrysson directors, due to their ownership of Units, as opposed to shares of our common stock, will suffer different and more adverse tax consequences than shareholders of the Company upon the sale of any of the Chrysson properties or upon the repayment or refinancing of associated indebtedness. As a result they may have objectives that are different from those of the other directors with respect to property sales or the appropriate pricing and timing of any refinancing or prepayment of indebtedness. Similar conflicts may develop in the future as we acquire more properties.

            Furthermore, we did not seek an independent third party appraisal of the Chrysson properties prior to purchase. While no assurances can be given that the price we paid for the Chrysson properties represents their fair market value, based on our management's experience, we believe that the agreed-upon price for the Chrysson properties does reflect their fair market value.

           ENTERPRISES' OPTION TO CLOSE POORLY PERFORMING RESTAURANTS

            Under certain agreements with Enterprises and the bank holding the mortgage on the restaurant properties, Enterprises has the option to close restaurants that are performing poorly, as defined in such agreements.

            Under the master lease, Enterprises has the option to close a poorly performing location by offering us a choice of three of its own restaurants that meet certain performance criteria as a substitute for the restaurant Enterprises wishes to close. In our sole discretion, we may accept or reject any one of the three alternatives they propose. If we reject all three, at our option, we may
(i) keep the property and cancel the lease or (ii) sell the property to Enterprises for $920,000. Beginning on January 1, 2008, Enterprises may close up to five poorly performing locations per year. We will have the option to keep the property and cancel the lease or sell it to Enterprises for cash equal in amount to the property's net book value (I.E., our original cost of $920,000 less the depreciation we have recorded since 1987).

            Under the terms of a tri-party agreement among the Company, Enterprises and the bank holding the mortgage on the restaurant properties, beginning on January 1, 1998, Enterprises can close up to seven poorly performing locations (but no more than five in any year) under the same terms and conditions available to Enterprises beginning on January 1, 2008 under the master lease. If the mortgage is canceled, the tri-party agreement terminates, and Enterprises can only close restaurants in accordance with the provisions of the master lease.

            We cannot predict whether Enterprises will exercise its option to close restaurants in accordance with the master lease and the tri-party agreement, and we cannot accurately predict what impact such closures would have on our financial condition or results of operations.

TAX RISKS

CONSEQUENCES OF THE FAILURE TO QUALIFY AS A REIT

            We believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for Federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, received an opinion from the law firm of Alston & Bird LLP that we meet the requirements for qualification as a REIT for the taxable years ended December 31, 1987 through 1996, and that we are in a position to continue such qualification. You should be aware that opinions of counsel are not binding on the IRS or any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements. Such requirements are discussed in more detail under the heading "Federal Income Tax Considerations -- Requirements for Qualification" beginning on page 79.

            If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our taxable income and would be subject to Federal income tax at regular corporate rates. We also could be subject to the Federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved. See "Federal Income Tax Considerations -- Failure to Qualify," on page 84.

EFFECT OF DISTRIBUTION REQUIREMENTS

            As a REIT, we are subject to annual distribution requirements, which limit the amount of cash we have available for other business purposes, including amounts to fund our growth. See "Federal Income Tax Considerations -- Annual Distribution Requirements" on page 82.

OTHER TAX LIABILITIES

            Even if we qualify as a REIT, we and our subsidiaries may be subject to certain Federal, state, and local taxes on our income and property that could reduce operating cash flow.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES

            Our Articles of Incorporation limit ownership of our capital stock by any single shareholder to 9.8% of the outstanding shares. The Articles also prohibit anyone from buying shares if the purchase would result in us losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or in five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning 50% or more of our shares. If you or anyone else acquires shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

o           will consider the transfer to be null and void;

o           will not reflect the transaction on our books;

o           may institute legal action to enjoin the transaction;

o will not pay dividends or other distributions with respect to those shares;

o           will not recognize any voting rights for those shares;

o will consider the shares held in trust for the benefit of the Company; and

o will either direct the affected person to sell the shares and turn over any profit to us, or we will redeem the shares. If we redeem the shares, it will be at a price equal to the lesser of:

            (a)    the price paid by the transferee of the shares or

            (b) the average of the last reported sales prices on the American Stock Exchange on the ten trading days immediately preceding the date fixed for redemption by our Board of Directors.

An individual who acquires shares that violate the above rules bears the risk that (i) he may lose control over the power to dispose of the shares, (ii) he may not recognize profit from the sale of such shares if the market price of the shares increases and (iii) he may be required to recognize a loss from the sale of such shares if the market price decreases.

LIMITATIONS ON ACQUISITION AND CHANGE IN CONTROL

OWNERSHIP LIMIT

            The 9.8% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without consent of the Board of Directors. See "Description of Capital Stock -- Ownership Limitations and Restrictions on Transfer" on page 71.

OPERATING PARTNERSHIP AGREEMENT

            The Operating Partnership agreement contains provisions relating to limited partners' redemption rights in the event of certain changes of control of the Company. These provisions require an acquiror to maintain the Operating Partnership structure and to maintain a limited partner's right to continue to hold Units with future redemption rights. Such provision could have the effect of discouraging a third party from making an acquisition proposal, even if such proposal were in our shareholders' best interests.

PREFERRED STOCK

            Our Articles of Incorporation authorize our Board of Directors to issue up to 10.0 million shares of preferred stock. The Board of Directors may establish the preferences and rights of any preferred shares issued. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders' best interests. As of the date of this offering, we have not yet issued any preferred stock. See "Description of Capital Stock -- Preferred Stock" on page 71.

MARYLAND BUSINESS COMBINATION STATUTE

            The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested shareholders" unless exemptions are applicable. An interested shareholder is any person who beneficially owns ten percent or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested shareholder unless the Board approved the transaction prior to the party becoming an interested shareholder. The five year period runs from the most recent date on which the interested shareholder became an interested shareholder. The law also requires a supermajority shareholder vote for such transactions after the end of the five year period. This means that the transaction must be approved by at least:

o 80% of the votes entitled to be cast by holders of outstanding voting shares and

o 66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested shareholder with whom the business combination is to be effected.

            The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests.

MARYLAND CONTROL SHARE ACQUISITION STATUTE

            Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a shareholder vote. Two-thirds of the shares eligible to vote must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquiror previously acquired, would entitle the acquiror to exercise at least 20% of the voting power in electing directors. Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

            If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel the Board of Directors to call a special meeting of shareholders to be held within 50 days to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any shareholders' meeting.

            If voting rights are not approved at a meeting of shareholders then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

o           the last control share acquisition or

o any meeting where shareholders considered and did not approve voting rights of the control shares.

            If voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may exercise appraisal rights. This means that you would be able to redeem your stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters' rights would not apply in the context of a control share acquisition.

            The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

            The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests.

DEPENDENCE ON KEY PERSONNEL

            We are dependent on the efforts of our executive officers, particularly Mr. Wilkerson, Mr. Payne and Ms. Novak. While we believe that we could find replacements for these key personnel, if necessary, the loss of their services could have an adverse effect on our operations. Messrs. Wilkerson and Payne and Ms. Novak have entered into employment contracts with us. We tell you more about these employment contracts under the heading "Certain Relationships and Related Transactions -- Transactions with Management -- EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS" appearing on page 68.

                      HISTORY AND FORMATION OF THE COMPANY

EARLY HISTORY

            In 1987 we purchased 47 existing Hardee's restaurant properties from BNE Realty Partners, Limited Partnership, an affiliate of Enterprises, for an aggregate purchase price of $43.2 million. From 1987 through 1992, our investment strategy was limited to the ownership of these 47 restaurant properties leased to Enterprises, a Hardee's franchisee. During this period we operated as an externally-administered REIT, with an affiliate of Enterprises performing all management and administrative functions under an advisory contract. We leased the restaurants to Enterprises under a master lease on a triple net basis. A master lease is a single lease that covers multiple properties, while a triple net lease is one where the lessee pays all operating expenses, maintenance, property insurance and real estate taxes. In order to provide for growth in funds from operations andenhance shareholder value, we began in 1993 to diversify our investments into apartment communities by first purchasing the 336-unit Paces Commons apartment community in June 1993 followed by the 162-unit Oakbrook apartment community in June 1994. Both of these apartment communities are located in Charlotte, North Carolina.

ACQUISITION OF BT VENTURE CORPORATION

            We continued our diversification with our acquisition in October 1994 of BT Venture Corporation, an integrated real estate management, development and acquisition company, which we acquired from two of our affiliates, the Boddies. With this acquisition, we became a self-administered and self-managed real estate investment trust. BT Venture Corporation owned the 448-unit Latitudes in Virginia Beach, Virginia and managed 12 apartment communities (including Latitudes and the two that we owned) and three retail shopping centers. See also "Certain Relationships and Related Transactions -- Boddie-Noell Properties and B. Mayo Boddie and Nicholas B. Boddie" on page 65. After the acquisition of BT Venture Corporation, we also acquired the 184-unit Harris Hill in Charlotte in December 1994.

FORMATION OF BNP MANAGEMENT, INC.

            In May 1995, we reorganized our third-party management operations to better enable us to comply with certain provisions of the Internal Revenue Code that limit the amount of revenues that a REIT can earn from third-party property management contracts. In the reorganization we transferred all of our third-party management contracts, which we assumed when we acquired BT Venture Corporation, to a newly formed unconsolidated taxable subsidiary, BNP Management, Inc. In exchange we received a 95% economic interest in the Management Company (represented by 100% of the non-voting equity and one percent of the voting equity of the Management Company). Officers of the Management Company, who are also officers of the Company, control the remaining equity interests. Rules regarding the ownership of assets by REITs keep the Company (the REIT only, as opposed to the REIT, the Operating Partnership and the Management Company) from owning stock or securities of corporations in certain ways. These rules could adversely affect the Company, causing it to fail to be a REIT (see discussion below).

            The Management Company employs the on-site personnel at each of our managed properties and pays all the related expenses of operating the managed properties. The property owners generally pay a management fee of five percent of a property's gross revenues and reimburse the Management Company for all operating expenses, including the salaries and benefits of employees performing work on behalf of such properties.

RENEGOTIATION OF MASTER LEASE

            We renegotiated and amended the lease agreement with Enterprises in December 1995. It now has a primary term expiring in December 2007 but grants Enterprises three five-year renewal options. Under the amended lease, Enterprises pays annual rent equal to the greater of $4.5 million or 9.875% of food sales from the restaurants.

OTHER ACTIVITY

            Following the acquisition of Harris Hill, we continued to seek attractive acquisition opportunities, and, in April 1996, we purchased Paces Village, a 198-unit apartment community located in Greensboro, North Carolina.

            On February 27, 1997, we entered into a participating loan agreement with The Villages of Chapel Hill Limited Partnership, whose primary asset is The Villages of Chapel Hill, a 264-unit apartment community in Chapel Hill, North Carolina. The Villages of Chapel Hill Limited Partnership is a North Carolina limited partnership managed by the Management Company. The general partner of this limited partnership is Boddie Investment Company, which is one of our affiliates. See "Certain Relationships and Related Transactions -- Boddie-Noell Properties and Boddie Investment Company" on page 67.

CONVERSION TO UPREIT

            We have recently reorganized to an UPREIT structure, a structure which many REITs currently use. UPREIT stands for "Umbrella Partnership Real Estate Investment Trust." An UPREIT is a real estate investment trust that controls and holds most of its properties through an umbrella limited partnership. Prior to the reorganization, most property owners who sold us properties recognized gain on their sale. However, through our UPREIT structure we can acquire properties in exchange for the limited partnership interests in the umbrella limited partnership and trigger no immediate tax obligations for certain sellers. We believe that our conversion to an UPREIT will therefore enable us to acquire properties not otherwise available or at lower prices because of the tax advantages to certain property sellers of receiving limited partnership interests instead of cash as consideration.

            An UPREIT's limited partnership interests are generally referred to as "Units," and the limited partnership in an UPREIT is generally referred to as the "Operating Partnership." In keeping with industry convention, we have adopted those terms for use in this prospectus.

            The Company is the Operating Partnership's sole general partner. We contributed our presently owned properties and all other assets and liabilities to the Operating Partnership in exchange for Units. We currently own a majority of the Units. With the exception of the general partner (us), Unitholders will generally be able to redeem their Units for cash or, at our option as general partner, for shares of common stock of the Company on a one-for-one basis. UPREITs are structured so that distributions of cash from the Operating Partnership are allocated between the REIT (I.E., the Company) and the other limited partners based upon their respective Unit ownership. The Operating Partnership was organized as a Delaware limited partnership on September 18, 1997.

CHRYSSON ACQUISITION

            On September 22 of this year, we signed an agreement to acquire a portfolio of seven apartment communities containing 1,356 apartment units located in North Carolina. All of these properties were owned by the Chrysson Parties, developers of mid- to high-end apartment communities based in Winston-Salem, North Carolina.

            Under the terms of the Chrysson acquisition agreement, we will issue up to 1.7 million Units in the Operating Partnership. We will issue 1.1 million Units in Phase I of the acquisition; however, 100,000 of those Units will not be issued until one year after the closing of Phase I, and another 100,000 will not be issued until two years after the closing. We will issue the remaining Units upon the acquisition of each of the remaining three apartment communities. The Chrysson properties are currently encumbered by approximately $70.3 million of debt. We intend to refinance this debt as we acquire each of the Chrysson properties. We expect the acquisition to be immediately accretive to our funds from operations and funds available for distribution per share.

            Phase I of the acquisition consists of 880 apartment units in four apartment communities. Upon the closing of the Phase I acquisition and completion of this offering, we will own 86.3% of the Operating Partnership Units.

            The Chrysson Parties are still developing the other three communities containing 476 units. We will acquire them for Units only when they are completed and achieve predetermined occupancy and rental levels. The number of Units we will issue is based on those predetermined measures, which are specified by property in the acquisition agreement. All have estimated completion dates within the next 12 months.

            Additionally, under the terms of the acquisition agreement, we will have a right of first refusal to purchase any project developed in the future by the development entity owned by the Chrysson Parties. Any such acquisition must be approved, however, by a majority of the directors who are disinterested with respect to the proposed transaction. As a further condition of the acquisition agreement, the Chrysson Parties have agreed to refrain from developing any apartment communities within a three mile radius of any apartment community we own now or in the future.

                                  THE COMPANY

CURRENT OPERATIONS

            Boddie-Noell Properties, Inc. is a corporation organized under the laws of the State of Maryland. It was incorporated on April 1, 1987 under the laws of Delaware, and it was reincorporated in Maryland on July 31, 1997.

            We currently operate as a self-administered and self-managed REIT in accordance with the provisions of Sections 856 through 860 of the Internal Revenue Code. Qualifying as a real estate investment trust for federal income tax purposes means that we substantially eliminate the federal "double taxation" that usually results from investment in a corporation, if we meet certain tests set forth in the Internal Revenue Code. The impact of failing to qualify as a REIT is discussed in the "Risk Factors -- Consequences of the Failure to Qualify as a REIT" section beginning on page 19. See also, "Federal Income Tax Considerations" beginning on page 77.

            We currently own nine apartment communities in Charlotte, Greensboro and Winston-Salem, North Carolina and Virginia Beach, Virginia, with a total of 2,208 apartment units. Upon completion of our acquisition of all of the Chrysson properties (discussed under "History and Formation of Company -- Chrysson Acquisition" on page 24), we will also own an additional three apartment communities with 476 apartment units in Greensboro, Winston-Salem and Burlington, North Carolina. Our apartments' rental rates are in the moderate to moderately high range for apartments available within these markets. Despite a substantial amount of new construction, especially in Charlotte and Greensboro, apartment occupancies and rental rates in these markets have remained relatively strong. This strength is primarily attributable to demand for apartments created by continued population and job growth. See "Our Properties -- Market Information" on page 51.

            We own 95% of the economic interest of the Management Company. As we discuss under "History and Formation of the Company -- Formation of BNP Management, Inc." on page 22, we do not consolidate the Management Company for financial statement purposes. The Management Company manages an additional seven apartment communities containing a total of 1,713 units and two shopping centers containing a total of 113,800 square feet. All of the managed properties are located in North Carolina and Virginia.

            We also own the 47 restaurant properties which we lease to Enterprises under a triple-net master lease. In addition to all operating expenses, Enterprises is responsible for the cost of any improvement, expansion, remodeling or replacement required to keep the properties competitive or in conformity with Hardee's Food Systems, Inc.'s building standards. The decision to modify a particular restaurant property is based on a number of factors, including the date of its last modification and the number, age and design features of competing restaurants located in the market area of the particular property. Enterprises is required to make any renovations at its own expense.

            As of September 30, 1997, we employed 86 persons, including management, accounting, legal, acquisitions, development, property management, leasing, maintenance and administrative personnel.

PRINCIPAL INVESTMENT OBJECTIVES

            Our principal investment objectives are to provide our shareholders with current income and to increase the value of the Company's shares of common stock. To accomplish these goals, we will focus on increasing long-term growth in funds from operations and funds available for distribution per share and on increasing the value of our portfolio through effective management, growth, financing and investment strategies. We expect to implement our strategies primarily through the acquisition, operation, leasing and management of apartment communities.

OPERATING PHILOSOPHY

            We have developed an operating philosophy to assist us in achieving our goals. We focus on identifying our market (both geographic and consumer), on effectively managing our properties, on offering the highest possible level of customer service to our residents and on streamlining our management structure. This philosophy defines how we position ourselves in the apartment rental market.

MARKET FOCUS

            Our focus is on owning, operating, and acquiring apartment communities in secondary markets in the southeastern United States, and we currently own apartment communities in North Carolina and Virginia. We seek to acquire properties in areas with substantial economic growth and a rapidly expanding job base in which we can establish a significant market presence in the apartment community marketplace. We believe apartment communities in these markets offer attractive long-term investment returns. We also believe there are attractive opportunities both within and beyond the markets in which we currently operate.

            Our residents are typically high-end "residents by necessity" -- individuals or families with moderate to high levels of income that live in apartments by necessity. They typically include retirees, young professionals, manager-level white collar workers, medical personnel, teachers, members of the military and young families. This category of "residents by necessity" includes older residents who choose not to live in an assisted living facility and younger residents who cannot afford to move into a house until they accumulate enough money for a down payment. These residents generally prefer, and our apartment units typically offer:

o good locations relative to shopping, job corridors and health care providers;

o           modern and well-maintained amenities;

o           a sense of community;

o a number of external amenities (such as a clubhouse, tennis courts, a swimming pool and well- maintained lawns);

o reasonable prices in relation to similar apartment communities in the same geographical area; and

o           a high square footage to cost ratio.

INTENSIVE MANAGEMENT FOCUS

            We strongly emphasize on-site property management. We seek opportunities to increase rents, reduce resident turnover, raise average occupancy rates and control costs. On-site community managers have responsibility for monitoring market trends and, together with our site-based property managers, have the discretion to react to such trends.

DEDICATION TO CUSTOMER SERVICE

            Our experience is that maintaining a consistently high level of customer satisfaction leads to greater demand for our apartment units, higher occupancy and rental rates, reduced turnover and increased long-term profitability. Accordingly, we strive to attain the highest levels of customer service by properly training our personnel, personalizing relations with our residents and quickly responding to residents' requests.

FLAT OPERATIONAL STRUCTURE



            Each apartment community is operated by an on-site community manager assisted by staff trained in r marketing, management, accounting, maintenance and other procedures. On-site community managers report directly to regional property managers who are based at one of the locations for which they have responsibility r but who regularly visit each of the apartment communities in their region. Our property managers have overall operating responsibility for their specific communities. We believe that our "flat" operating structure allows us to:

o capitalize on the benefits of a decentralized structure (I.E., specific market knowledge and increased personal accountability);

o           efficiently staff our operations;

o           achieve a cohesive corporate culture; and

o reduce costs through operating efficiencies and economies of scale inherent in the management of a large portfolio of properties in a limited geographic region.

OUR GROWTH STRATEGY

            We seek to increase earnings, funds from operations and funds available for distribution per share to maximize shareholder value through a balanced strategy of internal and external growth.

INTERNAL GROWTH STRATEGY

            Our goal is to maximize our return on investment in each apartment community by maximizing rental revenues through careful attention to both rental rates and occupancy levels while reducing or controlling operating expenses. We
(i) seek higher net rental revenues by physically enhancing and maintaining the competitiveness of our communities and (ii) manage expenses through our system of detailed management reporting and accountability in order to achieve increases in operating cash flow. We have adopted several programs and policies to achieve these ends.

            In an attempt to achieve the optimal balance between rental rates and occupancy, we have authorized our community managers, acting in concert with our regional property managers, to adjust rents in response to local market conditions and to concentrate resident turnover in peak rental demand months. The community managers are also responsible for developing and implementing marketing plans for their communities.

            We have also invested heavily in training programs for our property-level personnel. We believe that a comprehensive program for the continued training of all employees, a commitment to "promoting from within" and the development of professional, long-term career paths for our employees enhance the performance of our personnel and reduce employee turnover. Our "corporate office" personnel also spend time at our communities because we believe doing so fosters a sense of cohesiveness and a uniform corporate culture and provides valuable information and experience for employees throughout our organization.

            We compensate all on-site employees in part through performance-based compensation programs. These include monthly bonuses based on resident renewals and quarterly bonuses tied to both net operating income for the employee's respective community(ies) and our overall performance. Our senior management is eligible for discretionary bonuses and incentive stock options as determined by the Board of Directors.

            Our on-site personnel are charged with the task of making residents comfortable in their communities through personal attention, which includes organizing social functions and activities as well as responding promptly to any resident problems that may arise in conjunction with an apartment unit or the community. We believe social functions foster a sense of community by encouraging residents to meet one another and that this sense of community helps reduce turnover (discussed below) and increases the effectiveness of community watch programs.

            We also try to enhance the living experience in our communities by guaranteeing that we will respond to maintenance calls within 24 hours. If we do not respond within that time frame, we will rebate rent for that day. We believe this puts our on-site personnel in a customer-service frame of mind. We also conduct frequent resident surveys in order to measure customer satisfaction, and we use residents' responses to form our annualt plans for each community, evaluate personnel and measure property performance.

            For the first several years we operated apartment communities, we experienced approximately a two-thirds turnover rate, which we believe is about average in our markets. The turnover rate is the rate at which residents move out of apartment units during the year. For example, if we had 100 apartment units and the residents of 75 of them moved out during the year, then we would have a 75% turnover rate. If we had 100 apartment units and the residents of 50 of them moved out, and then, in the same year, 25 of the new residents also moved out, we would still have a 75% turnover rate even though there was activity only in 50% of the apartment units.

            When a resident leaves, we incur two major costs. First, we must clean, paint and sometimes replace carpeting or appliances to prepare the apartment unit for a new resident. Second, until a new resident moves in, the apartment unit is vacant, and we will not collect rent. We estimate that each apartment unit that turns over costs us the equivalent of five weeks' rent.

            In partial response to this turnover issue, we initiated the above-described monthly bonus program based on resident renewals. We are also reducing turnover rates by offering longer term leases. We were one of the first companies in our industry to offer 24 month leases on apartment units. As of September 30, 1997, over one-third of our apartment units were leased for 13 or more months. Further, to induce residents to remain in our communities, we offer them incentives to renew. We provide them with a list of options, and they can select the options they would like, with the number of options they can select based on the length of their renewal. For example, if a resident renews for a six month term, he may choose one free upgrade, such as a free carpet cleaning, paint touch-up or shelving. A 24 month renewal provides the resident with two options froma more extensive list that includes a porcelain bath sink with a designer fixture, a wallpaper change or a decorative border. In addition to helping to reduce turnover, these upgrades enhance the value of our properties. Through programs such as these, as well as our commitment to customer service and our attempt to foster a sense of community, we have steadily begun to reduce turnover and its associated costs. For the nine months ended September 30, 1997, we averaged 45% turnover for our owned communities.

            In an effort to reduce long-term operating costs, we annually review each apartment community and promptly attend to maintenance and recurring capital needs. In addition, we conduct a periodic program of preventive maintenance in each apartment unit, whereby our personnel inspect, clean, service or repair appliances, heating and cooling systems, smoke alarms and apartment interiors on a regularly scheduled basis.

            Our Senior Service Supervisor oversees all aspects of our maintenance procedures and is responsible for the implementation of all capital projects, training of new service personnel, troubleshooting and monitoring our preventive maintenance programs and personnel. We anticipate we will spend between $275 and $300 per apartment unit in 1997 for recurring capital expenditures. We believe that these programs lower operating costs over the life of the communities, increase the long-term value of the communities and contribute to maintaining the higher-end market position of our communities.

            We maintain a hands-on management style and "flat" organizational structure that emphasizes our senior management's continued close contact with the markets and employees. Our flat organizational structure enables us to keep abreast of local market trends and allows us to quickly respond to the needs of residents and on-site employees and to control overhead costs.

            We have also implemented programs to control expenses. For example, we have contracted with one roofing contractor and one paving contractor to perform all roof maintenance, repairs and replacements and all parking lot maintenance at most of our communities. This approach allows us to take advantage of economies of scale in negotiating contracts and to focus on managing our properties instead of having to make multiple calls to a contractor in order to ensure a job is completed in a timely and satisfactory manner.

EXTERNAL GROWTH STRATEGY

            We intend to build upon the acquisition of the five initial apartment communities, BT Venture Corporation and the Chrysson properties. Our goal is to continue to invest in additional apartment communities in secondary markets throughout the southeastern United States. Through the UPREIT structure, we have the ability to acquire apartment communities by issuing Units in tax-deferred exchanges with owners of such properties. We expect that we will finance future acquisitions of apartment communities principally with such Units as well as loans and funds from additional offerings of common stock, preferred stock or debt.

            Upon the acquisition of an apartment community, we seek to improve both operating results and the physical property through selective improvements and a preventive maintenance policy which include such improvements as new roofs, new exterior siding, exterior painting, clubhouse renovation and/or interior refurbishment. We believe that such renovations have permitted us to increase rental rates and improve occupancy rates at our properties after we have completed such renovations.

            In evaluating properties for potential acquisition, our primary consideration is a property's current and anticipated cash flow, particularly with respect to the cash flow's adequacy to meet operational needs and other obligations, and its impact on our ability to pay dividends. We also put emphasis on the geographic area in which the apartment community is located and the demographic profile of the residents. We obtain this information from market studies and discussions with brokers, other owners and developers of apartment communities located in the apartment market and the publishers of apartment rental guide books. Within a geographic area, we also look for apartment communities with locations close to where people work, shop and receive healthcare. Other factors we consider include:

o           the construction quality, condition and design of the property;

o the potential for increasing cash flow by means of increasing rental rates and occupancies, as well as reducing operating expenses;

o           the potential for capital appreciation of the property;

o the growth, tax and regulatory environment of the community in which the property is located;

o           occupancy and demand for the property; and

o           prospects for future sale or refinancing.

Generally we will acquire an apartment community only where its operating history indicates that it will contribute immediately to our cash flow and there is a strong likelihood that its cash flow will increase.

            We will selectively consider opportunities to develop new apartment communities and to acquire and rehabilitate older apartment communities. Members of our management team have directed over $110 million of development or redevelopment projects, including 11 apartment communities containing over 2,500 apartment units. This development and redevelopment experience will enable us to build additional apartment communities and to rehabilitate existing communities when economic conditions and available capital make such opportunities attractive.

            While many of our competitors prefer not to purchase apartment communities that are more than ten years old, we will consider doing so if such communities are well located and otherwise meet our quality standards and operating model. We believe we can purchase such apartment communities at fair prices and make necessary capital expenditures to bring them up to our high standards.

FINANCING STRATEGY

            Consistent with our stated policy of maintaining a ratio of debt-to-total market capitalization (total debt divided by the sum of our total debt and the market value of our outstanding shares of common stock and Operating Partnership Units) of 60% or less, we intend to pursue our growth strategy through the utilization of our flexible capital structure -- this may include the issuance of Units, common stock and/or preferred stock and the incurrence of additional debt. We may use our line of credit or fixed-rate, long-term debt to acquire apartment communities. While the debt we incur to finance each of the Chrysson properties will all be due at the same time, we will, in the future, attempt to vary the maturities of our debt, thereby avoiding a significant portion of our debt coming due in any given year. After this offering closes and we apply the net cash proceeds, as we described on page 31 under the heading "Use of Proceeds," we will have approximately $50.4 million in variable rate debt (with an effective annual interest rate of 7.2% based on interest rates in effect on September 30, 1997) and $36.1 million of fixed-rate debt (with a weighted average annual interest rate of 8.3% based on interest rates in effect on September 30, 1997). At the close of this offering, we will have a debt-to-total market capitalization ratio of approximately 45.7%.

            Although there is no limitation on the number of mortgages which may be placed on any one property, our bylaws prohibit us from incurring debt in excess of 300% of our net assets, as defined (see page 15). However, our bylaws do allow us to exceed this limit if we obtain approval from a majority of our directors, including a majority of the independent directors. We must also disclose to you in our next quarterly report that we exceeded this limit and provide a justification for doing so.

            We currently have access to a $25.5 million line of credit with a commercial bank. As of September 30, 1997, $23.9 million was outstanding on this line, but we anticipate repaying the entire balance with the proceeds of this offering. Any balances outstanding will be due in December 1999. We are negotiating to increase this line and convert the loan to a revolving line of credit.

                                 USE OF PROCEEDS

            We estimate the net cash proceeds from the sale of the 2,800,000 shares of common stock we are offering to be approximately $38.6 million. "Net cash proceeds" is what we will receive after payment of all underwriting discounts (approximately $2.9 million) and the expenses of the offering (such as legal, accounting and printing costs, which we estimate will total approximately $500,000). If the underwriters' over-allotment option is exercised in full, the net cash proceeds will be approximately $44.4 million, which we calculated as
3.2 million shares times the offering price of $15.00, or gross proceeds of $48.3 million, less underwriting discounts and commissions of approximately $3.4 million and offering expenses of $500,000. We will contribute the net cash proceeds to the Operating Partnership in exchange for Units in the Operating Partnership. The Operating Partnership will use the net cash proceeds to repay outstanding borrowings.

            We will use the net cash proceeds to repay certain mortgage indebtedness secured by our apartment communities and restaurant properties and our line of credit as follows:


                                        Principal                      Pro Forma
                                         Balance        Principal       Balance      Interest Rate
            Property/Debt             as of 9/30/97     Payment         9/30/97        at 9/30/97     Maturity Date
            -------------             -------------     -------         -------        ----------     -------------
                                                     (IN THOUSANDS)
Chrysson Phase I acquisition debt           $  8,751  $       8,751  $            0      7.7%      May 1999
Line of credit                                23,900         23,900               0      8.0       Dec. 1999
Paces Village, 2nd mortgage                    1,400          1,400               0      8.0       April 1999
Paces Village, 1st mortgage                    8,496          4,509           3,987      7.5       April 2003
                                               -----          -----           -----
     Total                                   $42,547  $      38,560  $        3,987

            If the underwriters' over-allotment option to purchase 420,000 shares is exercised in full, we expect to use the additional net cash proceeds (of approximately $5.8 million) to repay additional debt or to establish working capital reserves. Pending such application of the net cash proceeds, we will invest such portion of the net cash proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with our policies disclosed on page 59 under the heading "Certain Policies -- Short-term Investments."

      MARKET PRICE OF THE COMPANY'S COMMON STOCK, DISTRIBUTIONS AND RELATED
                               SHAREHOLDER MATTERS

            Our common stock is traded on the American Stock Exchange under the symbol "BNP". There were approximately 1,650 shareholders of record at November 4, 1997. The table below shows, for the periods indicated, the range of high, low and closing sale prices of our common stock as reported by the American Stock Exchange and the dividends paid per share. As of November 4, 1997, the closing price of the Company's Common Stock was $15.00 per share.


                                             STOCK PRICE                                    DIVIDENDS
                           ---------------------------------------------------------------     PAID
                                 HIGH                   LOW                   CLOSE         PER SHARE
                                 ----                   ---                   -----         ---------
         1997

FOURTH QUARTER*            $  17 1/8             $ 14 3/4                $ 15                $0.31**
THIRD QUARTER                 16 1/2               12 1/2                  16 1/2             0.31
SECOND QUARTER                13                   11 7/8                  12 7/8             0.31
FIRST QUARTER                 13 1/8               12 3/8                  12 5/8             0.31

         1996

FOURTH QUARTER                13 1/4               12 1/8                  12 1/2             0.31
THIRD QUARTER                 13 1/4               12 3/8                  12 7/8             0.31
SECOND QUARTER                13 3/8               11 1/2                  12 5/8             0.31
FIRST QUARTER                 13 3/4               12 1/4                  13 1/4             0.31

         1995

FOURTH QUARTER                13 1/8               12 1/8                  12 1/2             0.31
THIRD QUARTER                 13 5/8               12 1/4                  12 7/8             0.31
SECOND QUARTER                13 5/8               11 1/4                  12 7/8             0.31
FIRST QUARTER                 13 7/8               12 1/8                  13 3/8             0.31


*        OCTOBER 1, 1997 THROUGH NOVEMBER 4, 1997.

** DECLARED ON OCTOBER 17, 1997 TO BE PAID ON NOVEMBER 14, 1997 TO SHAREHOLDERS OF RECORD AS OF OCTOBER 31, 1997.


            AS OF SEPTEMBER 30, 1997, WE HAD RESERVED 280,000 SHARES TO BE ISSUED UPON EXERCISE OF STOCK OPTIONS WE GRANTED TO SOME OF OUR KEY EMPLOYEES.

            WE HAVE PAID REGULAR QUARTERLY DIVIDENDS TO HOLDERS OF OUR COMMON STOCK SINCE OUR INCEPTION, AND WE INTEND TO CONTINUE TO DO SO. WE ANTICIPATE THAT WE WILL PAY ALL DIVIDENDS FROM CURRENT FUNDS FROM OPERATIONS. WE EXPECT TO CONTINUE TO PAY A DIVIDEND OF $0.31 PER SHARE PER QUARTER. ON AN ANNUALIZED BASIS, THIS WOULD BE $1.24 PER SHARE, WHICH IS APPROXIMATELY 8.3% OF THE CURRENT SHARE PRICE. WE DO NOT INTEND TO CHANGE OUR ESTIMATED DISTRIBUTION PER SHARE IF THE UNDERWRITERS EXERCISE THEIR OVER-ALLOTMENT OPTION. WE EXPECT DISTRIBUTIONS TO SUBSTANTIALLY EXCEED THE 95% ANNUAL DISTRIBUTION REQUIREMENT FOR A REIT, HOWEVER, ALL FUTURE DIVIDENDS ARE AT THE DISCRETION OF OUR BOARD OF DIRECTORS. SEE "FEDERAL INCOME TAX CONSIDERATIONS -- ANNUAL DISTRIBUTION REQUIREMENTS" ON PAGE 82.

            HISTORICALLY, A PORTION OF THE DIVIDENDS HAS BEEN CONSIDERED A "RETURN OF CAPITAL" FOR FEDERAL INCOME TAX PURPOSES. IN 1996, 43.7% OF THE $1.24 DIVIDEND PER SHARE WAS TREATED AS A RETURN OF CAPITAL, WHILE THE

PERCENTAGE IN 1995 WAS 51.8% AND WAS 49.3% IN 1994. WE ANTICIPATE THAT WE WILL CONTINUE MAKING DISTRIBUTIONS IN EXCESS OF EARNINGS AND PROFITS AND, THEREFORE, A PORTION OF FUTURE DISTRIBUTIONS ALSO WOULD BE CONSIDERED A "RETURN OF CAPITAL." IF THAT IS THE CASE, THE PORTION OF SUCH DISTRIBUTIONS THAT IS A RETURN OF CAPITAL SHOULD NOT BE SUBJECT TO FEDERAL INCOME TAXES. SEE "FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF U.S. SHAREHOLDERS" ON PAGE 84.

WE HAVE A DIVIDEND REINVESTMENT PLAN WHICH IS AVAILABLE TO YOU IF YOU BECOME A SHAREHOLDER. UNDER THIS PLAN, AS AMENDED IN JULY 1996, THE PLAN ADMINISTRATOR, FIRST UNION NATIONAL BANK OF NORTH CAROLINA, REINVESTS DIVIDENDS ON BEHALF OF PLAN PARTICIPANTS IN OUR COMMON STOCK. FIRST UNION WILL EITHER ISSUE NEW SHARES OR PURCHASE SHARES ON THE OPEN MARKET, AT OUR DIRECTION. IN ADDITION, SHAREHOLDERS WHO PARTICIPATE IN THE PLAN MAY ELECT TO MAKE DIRECT CASH INVESTMENTS OR SUPPLEMENT THEIR REINVESTMENT PROGRAM WITH ADDITIONAL CASH INVESTMENTS OF ANY AMOUNT FROM $25 TO $10,000 PER QUARTER. IF YOU PARTICIPATE, YOU WILL NOT NEED TO PAY ANY COMMISSIONS ON STOCK PURCHASED UNDER THE PLAN.

                                 CAPITALIZATION

            The following table sets forth:

o           the capitalization of the Company as of September 30, 1997
            (unaudited) and

o the capitalization of the Company on a pro forma basis as of September 30, 1997 assuming the completion of this offering, the use of the net proceeds as described under the heading "Use of Proceeds" on page 31, the completion of Phase I of the Chrysson acquisition and our restructuring to an UPREIT.

            You should read the information in the following table in conjunction with:

o the financial statements and notes to the financial statements beginning on page F-2;

o the pro forma financial information and notes to the pro forma financial information beginning on page F-20; and

o the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity" beginning on page 47.






                                                                              September 30, 1997
                                                                    ---------------------------------------
                                                                         Company
                                                                        Historical         Pro Forma(1)
                                                                        ----------         ---------
                                                                                (IN THOUSANDS)

DEBT:
         Mortgages and other notes payable                          $           71,341  $            79,453
         Notes payable to affiliates                                             7,056                7,056
                                                                    ------------------  -------------------
                  Total debt                                        $           78,397  $            86,509
MINORITY INTEREST IN OPERATING PARTNERSHIP                                  --                       12,221

SHAREHOLDERS' EQUITY:

         Common   Stock, $0.01 par value, 10,000,000 authorized, 3,123,741
                  outstanding before the offering and 5,923,741 outstanding
                  after the   offering                                              31                   59
         Additional paid-in capital                                             35,163               73,695
         Dividend distributions in excess of net income                       (11,244)             (11,497)
                                                                    ------------------  -------------------
                  Total shareholders' equity                                    23,950               62,257
                                                                    ------------------  -------------------
                  Total capitalization                              $          102,347  $           160,987
                                                                    ==================  ===================

(1) Pro forma reflects this offering, the application of the proceeds of this offering, our conversion to an UPREIT and Phase I of the Chrysson acquisition, including the deferred issuance of 200,000 Units, as described under the heading "History and Formation of the Company -- Chrysson Acquisition" beginning on page 24.

                             SELECTED FINANCIAL DATA

            We present below selected historical financial information. We encourage you to read the financial statements and the notes accompanying the financial statements; this information is not intended to be a replacement for the financial statements. We derived the historical financial and balance sheet data for the five years ended December 31, 1996 from the audited historical financial statements of the Company and the financial and balance sheet data for the nine month periods ended September 30, 1996 and 1997 from unaudited historical financial statements of the Company. Our management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in such statements, and that the adjustments made consist only of normal recurring adjustments.

            Historical financial and operating information includes all restaurant properties and apartment communities we owned. While the number of restaurant properties has remained constant, you should note in reviewing this information that we acquired apartment properties throughout the periods presented. Therefore, the information is not comparable between periods. See "History and Formation of the Company" beginning on page 22. You should also recognize that historical operating results may not be comparable to future operating results.

            We have also provided pro forma financial information. Pro forma financial information is derived by adjusting the historical financial statements to give retroactive effect to the Chrysson acquisition, this offering, the application of the net cash proceeds from this offering and our conversion to an UPREIT, and assumes all such transactions occurred as of the beginning of the period (for operating statement purposes) or the end of the period (for balance sheet purposes).

            The pro forma adjustments related to Phase I of the Chrysson acquisition represent only activities of the "stabilized" Chrysson properties and do not reflect the impact of the entire Phase I portfolio. We consider "stabilized" properties to be those properties or phases of properties which have achieved occupancy levels of 90% or greater for 90 consecutive days. Applying this definition of "stabilized" properties, we have excluded one apartment community and the second phase of another apartment community from our pro forma information for 1996 and the nine month period ended September 30, 1997. For a more detailed description of how we derived the pro forma information, you should refer to the description of the unaudited pro forma condensed consolidated financial information on page F-20.

            No one has audited this pro forma information, and it may not represent how we would have performed and what our financial position would be had the Chrysson acquisition, the UPREIT conversion and this offering really occurred at the times assumed for purposes of deriving the pro forma information. We encourage you to read the unaudited pro forma information in conjunction with the unaudited pro forma financial statements that begin on page F-21 of this prospectus.

                             SELECTED FINANCIAL DATA



                                                                                                        Nine months ended

                                                           Year ended December 31                          September 30
                                                           ----------------------                          ------------
                                                                                            Pro                            Pro
                                                           Historical                    Forma (3)     Historical       Forma (3)
                                          ---------------------------------------------  -----      ------------------- -----
                                            1992     1993      1994     1995       1996       1996       1996      1997      1997
                                          ------------------ ------------------ ----------   -------- ---------- --------- ---------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND PROPERTY DATA)

OPERATING DATA:
Revenue:
   Apartment rental income                $       -  $ 1,245   $ 3,889   $ 8,476   $ 9,791   $14,222    $ 7,209   $ 7,898   $11,128
   Restaurant rental income                   5,333    5,165     5,047     4,649     4,500     4,500      3,375     3,375     3,375
   Equity and other income                       40       16       322       600       217       225        160       336       348
Total revenue                                 5,373    6,426     9,258    13,726    14,508    18,947     10,745    11,609    14,851
Expenses:
   Depreciation                                 778      973     1,415     2,204     2,440     3,536      1,787     1,923     2,745
   Amortization                                  20       92       233       405       535       399        394       439       335
   Apartment operations                           -      416     1,101     2,481     2,977     4,182      2,190     2,537     3,473
   Corporate administration                     381      446       887     1,286       894       975        702       734       809
   Interest                                   1,035    1,442     2,082     5,302     5,946     5,186      4,395     4,684     3,988
   Write-off of deferred costs                    -      600       518       359         -         -          -         -         -
Total expenses                                2,215    3,970     6,956    12,097    12,792    14,278      9,467    10,317    11,350
                                          --------- -------- --------- --------- --------- --------- ---------- -------------------
Income before minority interest of Unitholders3,159    2,455     2,302     1,628     1,716     4,669      1,278     1,292     3,501
Minority interest in Operating Partnership        -        -         -         -         -       412          -         -       305
Net income before extraordinary item        $ 3,159  $ 2,455   $ 2,302   $ 1,628   $ 1,716   $ 4,257    $ 1,278   $ 1,292   $ 3,196
Net income                                  $ 3,159  $ 2,455   $ 2,302   $ 1,628   $ 1,716      N/A     $ 1,278   $ 1,292      N/A
Net income per share                       $   1.11 $   0.86  $   0.80  $   0.54  $   0.57  $   0.73   $   0.42  $   0.42  $   0.54
                                          ========= ======== ========= ========= ========= ========= ========== ===================

BALANCE SHEET DATA:

Real estate assets (before accumulated depreciation)

   Apartment communities                  $       -  $14,352   $54,724   $55,316   $66,610         -    $66,458   $67,171  $128,001
   Restaurant properties                     43,205   43,205    43,205    43,205    43,205         -     43,205    43,205    43,205
Real estate assets, net                      38,762   52,140    91,101    89,500    98,354         -     98,856    96,962   157,822
Total assets                                 40,465   54,643    95,954    94,352   103,436         -    104,183   104,206   166,036
Total debt                                   12,000   26,894    66,884    67,162    77,352         -     77,471    78,397    86,509
Minority interest                                 -        -         -         -         -         -          -         -    12,221
Shareholders' equity                      $  28,331 $ 27,252 $  27,968 $  26,200 $  24,902         - $   24,778 $  23,950$   62,257

APARTMENT PROPERTY DATA:

Apartment communities owned (1)                   -        1         3         4         5         8          5         5         9
Apartment units owned (1)                         -      336       946     1,130     1,328     1,848      1,328     1,328     2,208
Average apartment occupancy                       -    94.4%     94.6%     95.3%     94.1%         -      94.3%     95.5%         -
Average monthly revenue/unit                      -     $576      $624      $657      $684         -       $684      $692         -

OTHER DATA:

EBITDA                                     $  4,992 $  4,963  $  6,751  $  9,600   $10,637   $13,790   $  7,853  $  8,339   $10,569
Funds from operations (2)                     3,943    4,029     4,291     4,450     4,472     8,521      3,295     3,391     6,421
Funds available for distribution (2)          3,957    4,055     4,253     3,961     3,835     7,664      2,825     2,986     5,875
Net cash provided by (used in)

   operating activities                       3,854    4,066     4,496     4,476     4,800         -      3,929     3,711         -
   investing activities                       (134) (16,157)  (18,729)     (832)  (11,020)         -   (10,966)   (1,696)         -
   financing activities                     (3,534)   11,152    15,063   (3,895)     6,361         -      7,288   (1,451)         -
Weighted average number of
   shares outstanding                         2,850    2,850     2,855     3,006     3,027     6,391      3,018     3,107     6,471

(1)      At period end.
(2) Funds from operations is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as "net income (computed in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ve ntures."

                  We define funds available for distribution as funds from operations less scheduled principal payments on our debt and less recurring capital expenditures.

                  We consider funds from operations and funds available for distribution to be useful in evaluating potential property acquisitions and measuring the operating performance of an equity REIT because, together with net income and cash flows, funds from operations and funds available for distribution provide investors with additional measures to evaluate the ability of the REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from operations and funds available for distribution do not represent net income or cash flows from operations as defined by generally accepted accounting principles. You should not consider funds from operations or funds available for distribution:

          o to be alternatives to net income as reliable measures of the Company's operating performance or

          o       to be alternatives to cash flows as measures of liquidity.

                  Funds from operations and funds available for distribution do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to shareholders. Funds from operations and funds available for distribution do not represent cash flows from operating, investing or financing activities as defined by generally accepted accounting principles. Further, funds from operations and funds available for distribution as disclosed by other REITs may not be comparable to our calculation of funds from operations or funds available for distribution.

(3) Pro forma amounts on an as-converted basis, as if 565,000 Operating Partnership Units had been issued for contribution of three stabilized apartment communities.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF FEDERAL SECURITIES LAW. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE" OR OTHER SIMILAR WORDS. THESE STATEMENTS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OF RESULTS OF OPERATIONS OR OF FINANCIAL CONDITION OR STATE OTHER "FORWARD-LOOKING" INFORMATION. WHEN CONSIDERING SUCH FORWARD-LOOKING STATEMENTS, YOU SHOULD KEEP IN MIND THE RISK FACTORS AND OTHER CAUTIONARY STATEMENTS IN THIS PROSPECTUS. ALTHOUGH MANAGEMENT BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, THERE ARE CERTAIN FACTORS SUCH AS GENERAL ECONOMIC CONDITIONS, LOCAL REAL ESTATE CONDITIONS, OR WEATHER CONDITIONS THAT MIGHT CAUSE A DIFFERENCE BETWEEN ACTUAL RESULTS AND THOSE FORWARD- LOOKING STATEMENTS. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE BALANCE SHEETS, STATEMENTS OF OPERATIONS, STATEMENTS OF CASH FLOWS, NOTES TO THE FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND NOTES TO PRO FORMA FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS BEGINNING ON PAGE F-1.

                                    OVERVIEW

         This discussion analyzes our operations for the full years of 1994, 1995 and 1996 and for the nine month periods ending September 30, 1997 and 1996. We did not complete our acquisition of Phase I of the

         Chrysson properties until late November 1997 and have not included its impact in this discussion. Information concerning the Chrysson acquisition can be found on page 24.

         During the time period covered by this discussion, we have undergone a number of significant changes. These changes have resulted in a marked increase in our total assets, revenues, expenses and debt. In reading this discussion, it will help if you keep certain key events and general trends in mind:

o From our inception in 1987 to 1992, our assets primarily consisted of 47 restaurant properties. In 1993, we changed our focus from restaurant properties to apartment communities. We purchased our first apartment community in 1993 and purchased a total of four more apartment communities during 1994, 1995 and 1996. As of September 30, 1997, we owned five apartment communities and the original 47 restaurant properties.

o Prior to 1994, we operated as an externally-administered REIT. Day to day management and operations were provided by a paid advisor. We had no paid employees and no corporate overhead expenses. Essentially, our only management or operating expense was the fee paid to the advisor. In October 1994, we purchased BT Venture Corporation (see page 22) and its apartment management business. We terminated our relationship with the advisor, thus becoming self-administered and self-managed. As of September 30, 1997, we had 86 employees to oversee all aspects of our operations.

o As part of the purchase of BT Venture Corporation in 1994, we acquired its apartment management business. We began to receive management fee income from, and incur the expenses associated with, the property management business. In May 1995, we formed the Management Company (see page

         22) and transferred all of the apartment management business we had acquired from BT Venture Corporation to the Management Company. All of our property management activities are now conducted through the Management Company. The Management Company currently provides property management services for seven apartment communities and two shopping centers.

         As a result of the creation of the Management Company, we no longer receive property management fees nor do we incur the expenses associated with providing these services. Because we do not control the voting stock of the Management Company, we account for our investment in the Management Company using the equity method of accounting. This means that instead of adding the Management Company's revenues, expenses, assets and liabilities to our revenues, expenses, assets and liabilities, we show our portion of the net income of the Management Company as a line item on our income statement and the amount we have invested in the Management Company as a line item on our balance sheet. Because of our substantial economic ownership interest, our portion of the net income of the Management Company represents substantially all of the Management Company's net income.

o Restaurant sales and restaurant rental income have been declining since 1992. The decline in restaurant sales appears to be the result of increasing competition and widespread price discounting in the fast food industry. Also contributing to the decline has been the lack of a strong hamburger product on the Hardee's menu. Enterprises, the restaurant operator, and Hardee's Food Systems, Inc., the restaurant franchisor, are taking steps to improve restaurant sales. These steps include a new advertising campaign, the introduction of several new food items and a return to the charbroil cooking method. To date, we have not seen improvement in restaurant sales. In August 1997, CKE Restaurants, Inc. purchased Hardee's Food Systems. CKE is the owner and operator of "Carl's Jr.," a fast food hamburger chain with approximately 680 restaurants.

o The acquisition of Phase I of the Chrysson properties and the offering will have a significant impact on our operations and operating results. The pro forma operating statements included in this prospectus were derived by adjusting historical operations to reflect only the activity of the Phase I Chrysson properties for which construction and lease up had been completed during the time period covered by the statements. As a result, the pro forma statements do not include all of the Phase I Chrysson properties and, therefore, understate the increased revenues and expenses associated with these properties now that all of the Phase I Chrysson properties are complete and operating. In reading the pro forma statements you should keep in mind that they do not fully reflect the impact of Phase I of the Chrysson acquisition on the Company.

         Summary amounts related to apartment properties occupancy and revenue per occupied unit are as follows:



                                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30,

                                   ---------------------------------------------------------------------------------
                                                                  1997                                      1996
                                   ------------------------------------------------------------------    -----------
                                    HARRIS                               PACES      PACES
                                     HILL     LATITUDES    OAKBROOK     COMMONS    VILLAGE   OVERALL       OVERALL
                                   --------- ----------- ------------ ------------ -------- ---------    -----------
Number of units                          184         448          162          336      198     1,328          1,328

Average physical occupancy             94.0%       94.6%        94.2%        97.1%    94.3%     95.0%          93.9%
Average economic occupancy             95.2%       94.8%        95.1%        97.3%    94.3%     95.5%          94.3%
Average monthly revenue/unit            $710        $655         $768         $702     $682      $692           $684

         WE RECEIVE REVENUES FROM TWO PRINCIPAL SOURCES -- APARTMENT RENTS AND RESTAURANT RENTS. IN ADDITION, WE HAVE OTHER INCOME WHICH CONSISTS PRIMARILY OF REVENUE FROM THE MANAGEMENT COMPANY AND INTEREST

INCOME. AS A RESULT OF OUR APARTMENT ACQUISITIONS, OUR TOTAL REVENUE HAS INCREASED SIGNIFICANTLY. IN ADDITION, THE PERCENTAGE OF OUR TOTAL REVENUE WHICH COMES FROM APARTMENTS HAS INCREASED. THE FOLLOWING TABLE SHOWS N, OUR TOTAL REVENUE FOR EACH PERIOD AND THE PERCENTAGE OF REVENUE WHICH COMES FROM EACH SOURCE.


                                 NINE MONTHS ENDED
                                SEPTEMBER 30, 1997                            YEAR ENDED DECEMBER 31,
                           -----------------------------     ----------------------------------------------------------
                                PRO                             1996 PRO
                               FORMA        HISTORICAL            FORMA                1996          1995          1994
                           -------------  --------------     --------------- -------------- -------------  ------------
                                                          (DOLLAR AMOUNTS IN THOUSANDS)

APARTMENT REVENUES              $11,128        $  7,898             $14,222        $ 9,791      $  8,476       $ 3,889
     PERCENT OF TOTAL REVENUES     75.0%           68.0%               75.1%          67.5%         61.8%         42.0%
RESTAURANT REVENUES             $ 3,375        $  3,375             $ 4,500        $ 4,500      $  4,649       $ 5,047
     PERCENT OF TOTAL REVENUES     22.7%           29.1%               23.8%          31.0%         33.9%         54.5%
OTHER REVENUES                 $    348       $     336             $   225        $   217      $    601       $   322
     PERCENT OF TOTAL REVENUES      2.3%            2.9%                1.1%           1.5%          4.3%          3.5%
TOTAL REVENUES                 $ 14,851         $11,609             $18,947        $14,508      $ 13,726       $ 9,258


RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO 1996

Revenues

         Revenue increased by 8.0% to $11.6 million for the nine months ended September 30, 1997, as compared to the same period in 1996. The increase in revenue was due to improved apartment operations and the effect of the acquisition of Paces Village in April 1996.

         Apartment rental income for the first nine months of 1997 increased to $7.9 million, a 9.6% increase over the same period in 1996. For apartment properties held throughout the entire nine month periods of both 1997 and 1996, apartment rental income increased by 3.0%.

         On a same-units basis, average economic occupancy improved by 1.3% for the first nine months of 1997 as compared to the first nine months of 1996 while average monthly revenue per unit improved by 1.3% for the first nine months of 1997 as compared to the same period in 1996. For the first nine months of 1997, average economic occupancy at our apartment communities was 95.5% and average monthly revenue per unit was $692.

         As of September 30, 1997, we owned apartment properties in Charlotte and Greensboro, North Carolina and Virginia Beach, Virginia. Our apartments are priced in the moderate to moderately high range for apartments available within these markets. Despite a substantial amount of new construction, especially in Charlotte and Greensboro, we believe these markets have remained relatively strong. This strength is primarily attributable to demand for apartments created by continued population and job growth. While we experienced a nominal reduction in our average economic occupancy during 1996, we have successfully maintained a slight increase in average monthly revenue per unit, and we have increased physical occupancy to 95.0% for the first nine months of 1997 as compared to the same period in 1996.

         We have utilized three techniques to achieve these results: (i) monitoring and managing lease expiration dates; (ii) encouraging residents to sign longer lease terms, up to 24 months; and (iii) providing incentives for residents who renew their leases. At September 30, 1997, approximately one-third of our leases in effect were for a duration of 13 months or more. While we expect some continued pressure in our markets through 1997, we do not expect this will have a material adverse effect on our operations or cash flows.

         Restaurant rental income was the minimum rent for the first nine months of 1997. This was unchanged from the same period in 1996. Under the terms of the lease agreement, restaurant rental income is the greater of the minimum rent of $4.5 million per year or 9.875% of food sales. For the first nine months of 1997, sales at our restaurant properties totaled $33.4 million, a decrease of 1.5% compared to the same period in 1996. For rent payments based on the percentage of sales to resume, restaurant sales would have to increase by 1.3% over 1996 sales levels.

         Our interest in the net income of the Management Company increased by 64.0% to $183,000 for the first nine months of 1997 as compared to the same period in 1996. This increase was primarily due to the Management Company's receipt during the first quarter of 1997 of refinancing fees from two managed properties and certain one-time sales commissions from two managed properties. Also contributing to the increase were fees the Management Company received for its planning and supervision of a substantial rehabilitation project at The Villages of Chapel Hill, one of its managed properties (see "History and Formation of the Company -- Other Activity" on page 23). We do not expect the operation of the Management Company to have a significant effect on our financial position, operating results or cash flows in future periods.

         Interest and other income increased by 214.1% to $153,000 for the first nine months of 1997 as compared to the same period in 1996 and was primarily due to interest and fees earned on loans made to facilitate the rehabilitation of The Villages of Chapel Hill, on which we earned interest income of approximately $68,000 on advances of approximately $1.4 million through September 30, 1997. During this period, we incurred interest expense on the borrowings we used to fund these advances of approximately $37,000.

Expenses

         Total expenses for the first nine months of 1997 were $10.3 million, an increase of 9.0% over the same period in 1996. This increase was due to the acquisition of Paces Village Apartments in April 1996 and an overall increase in apartment operations expense.

         Apartment operations expense increased by 15.8% to $2.5 million for the first nine months of 1997 as compared to the same period in 1996. These increases reflect the impact of the Paces Village acquisition in April 1996, as well as increased costs associated with attracting and retaining residents in a more competitive apartment market. In order to increase the visibility of our apartment communities, we have substantially increased the amount we spend on advertising. We have also increased our spending on preventive maintenance. We believe that, in order to preserve our competitive position, it is essential to maintain our apartment properties in the best possible condition. Apartment operations expense totaled 32.1% of related income during the first nine months of 1997 as compared to 30.4% during the comparable period in 1996.

         Depreciation expense increased by 7.6% to $1.9 million for the first nine months of 1997 as compared to the same period in 1996. The increase in depreciation reflects the acquisition of Paces Village in April 1996, along with improvements at other apartment properties. Amortization expense increased by 11.2% to $439,000 for the first nine months of 1997 as compared to the same period in 1996. The increase in amortization expense is primarily attributable to quarterly additions to the intangible asset related to the earn-out provision of the 1994 BT Venture Corporation acquisition agreement.

         Operating expenses relating to restaurant properties are insignificant because of the restaurant properties' triple net lease arrangement that requires Enterprises to pay virtually all of the expenses associated with the restaurant properties.

         Interest expense for the first nine months of 1997 compared to the same period in 1996 increased by 6.6% to $4.7 million. The increase in interest expense is primarily due to the addition of $10.7 million of debt related to the acquisition of Paces Village in the second quarter of 1996. Weighted average interest rates were 8.0% for the nine month periods ending September 30, 1997 and 1996.

Net Income

         Net income for the first nine months of 1997 increased by 1.1% over the first nine months of 1996 to $1.3 million. The increase was primarily the result of improved apartment revenues and the substantial increase in equity and other income.

1996 COMPARED TO 1995

Revenues

         Total revenue for 1996 was $14.5 million, an increase of 5.7% over 1995. This increase was primarily due to the acquisition of Paces Village in April 1996 and continued improvement in apartment operations. Apartment rents accounted for 67.5% of our total revenue in 1996 as compared to 61.8% in 1995.

         Income from our apartments increased by 15.5% to $9.8 million in 1996 compared to 1995. While these increases are primarily the result of the acquisition of Paces Village in April 1996, apartment operations also showed improvement. Income from apartments owned for the full year in both 1996 and 1995 increased by 3.3% in 1996, reflecting a 4.1% increase in average monthly rental revenue per occupied unit that was offset by a 1.1% decline in average occupancy at these apartments. Average economic occupancy for the four properties owned for the full year in both 1996 and 1995 was 94.2% for 1996 and 95.3% for 1995; average rental revenue per occupied unit was $684 in 1996 and $657 in 1995. From its acquisition in April 1996 through year end, Paces Village had average economic occupancy of 93.5% and average revenue per occupied unit of $693 per month.

         Increases in income attributable to apartment operations for 1996 were partially offset by the creation of the Management Company in 1995. As a result of the creation of the Management Company, we did not receive any property management fees in 1996 as compared to $515,000 in 1995. We did, however, receive equity income from the Management Company of approximately $149,000 in 1996 as compared to $48,000 for 1995.

         Also offsetting the increase in apartment rental income was a further decline in restaurant rental income. In 1996, restaurant rental income declined by 3.2% as compared to 1995. Related restaurant food sales declined by 4.4% to $45.0 million in 1996 compared to 1995. All of the restaurants were open throughout 1996 and 1995. The decline in restaurant sales appeared to be a continuation of the trend which began in 1993. Severe weather in January 1996 also contributed to the decline. The difference in restaurant rental revenue and related sales was the result of the minimum rent provision of the restaurant lease. Under the restaurant lease, annual restaurant rent is the greater of the $4.5 million or 9.875% of food sales. In December 1995, we entered into a modification of the lease with Enterprises which increased the minimum rent from $3.46 million per year to $4.5 million per year. For 1996, the restaurant rent was the $4.5 million minimum rent.

Expenses

         Total expenses in 1996 were $12.8 million, an increase of 5.7% over 1995. This increase was primarily due to the acquisition of Paces Village in April 1996.

         Apartment operating expenses increased by 20.0% to $3.0 million in 1996 compared to 1995. Apartment operating expenses equaled 30.4% of apartment rental income in 1996, as compared to 29.3% in 1995. The increases in apartment operating expenses in 1996 were primarily attributable to increased costs associated with attracting and retaining residents in a softening apartment market as well as an increased emphasis on preventative maintenance.

         Operating expenses associated with our restaurant properties are insignificant, because the restaurant properties' lease requires that Enterprises pay virtually all of the expenses associated with the restaurant properties.

         Administrative expense declined by 30.4% to $894,000 in 1996 as compared to 1995. This decrease reflects the transfer of our property management activities to the Management Company in 1995.

         Depreciation expense for 1996 was $2.4 million, an increase of 10.7% over 1995. This increase was due to the acquisition of Paces Village in 1996. Depreciation expense associated with our restaurant properties was $778,000 in both 1996 and 1995. Depreciation expense associated with apartment properties was approximately $1,662,000 compared to $1,426,000 in 1995.

         Amortization expense for 1996 increased by 32.0% over 1995 to $535,000. This increase was related to the acquisition of Paces Village and an intangible asset recorded in conjunction with the acquisition of BT Venture Corporation in October 1994. Amortization of the intangible asset related to management operations increased 22.1% in 1996 to $315,000 compared to $258,000 in 1995. The balance of amortization expense relates to loan costs.

         Interest expense increased by 10.9% to $5.9 million in 1996 as compared to 1995. This increase was primarily due to a $10.7 million increase in outstanding indebtedness incurred in connection with the acquisition of Paces Village in 1996.

Net Income

         Net income for 1996 was $1.7 million, an increase of 5.4% over 1995. This increase was due to the write-off of $359,000 in deferred costs in 1995 (I.E., we reduced our assets on the balance sheet and increased expenses on the income statement). If the write-off had not occurred in 1995, our net income for 1996 as compared to 1995 would have declined primarily as the result of increased depreciation and amortization related to apartment property acquisitions.

1995 COMPARED TO 1994

Revenues

         Our total revenue in 1995 was $13.7 million. This was a 48.3% increase over 1994 and was primarily due to the acquisition of the Oakbrook, Latitudes and Harris Hill apartment communities in 1994. Improvements in apartment operations also contributed to the increase.

         Apartment rental income increased to $8.5 million, a 117.9% increase over 1994. Apartment rents accounted for 61.8% of our total revenue in 1995 as compared to 42.0% in 1994.

         Management fee income earned after the acquisition of BT Venture Corporation in October 1994, but before the formation of the Management Company in May 1995, was $515,000 in 1995 and $276,000 in 1994. After formation of the Management Company, we received net income distributions (equity income) of $48,000 for 1995.

         In 1995, restaurant rental income declined by 7.9% to $4.6 million as compared to 1994. "Same- store" restaurant sales for locations open for the full periods in both years declined by 9.1% for the year. The slight difference in the trends for rental income and "same-store" sales was due to several restaurants being closed for brief periods of time for scheduled remodeling during 1994. All of the restaurants were open throughout 1995.

Expenses

         Total expenses in 1995 were $12.1 million, an increase of 73.9% over 1994. This increase reflects a full year's operations of four apartment communities, three of which were acquired in 1994. Also contributing to the increase was our conversion to a self-administered REIT and the assumption of the property management functions of BT Venture Corporation.

         While apartment operating expenses increased by 125.3% to $2.5 million, the increase was principally due to the increased number of properties owned by us in 1995 as compared to 1994. As a percentage of apartment rental income, apartment operating expense increased to 29.3% in 1995 from 28.3% in 1994. This increase was primarily due to an increased emphasis on attracting and retaining residents.

         Operating expenses associated with our restaurant properties are insignificant, because the restaurant properties' lease requires that the restaurant operator pay virtually all of the expenses associated with the restaurant properties.

         Administrative expense for 1995 increased by 44.9% over 1994 to $1.3 million. This increase was the result of our conversion to a self-administered REIT and the assumption of the property management activities of BT Venture Corporation. Through the third quarter of 1994, we paid property management fees (five percent of rental revenues collected) to BT Venture Corporation for management of our apartment properties and advisory fees (4.65% of net cash available for distribution as defined by the advisory agreement) to an affiliate of Enterprises. With the acquisition of BT Venture Corporation, we terminated our advisory contract and became self-administered, thereby eliminating property management and advisory fees.

         Depreciation expense for 1995 increased by 55.8% over 1994 to $2.2 million. This increase was due to the acquisition of three apartment communities in 1994. Depreciation expense for the restaurant properties in both 1995 and 1994 was $778,000. Depreciation expense for apartment properties was approximately $1,426,000 in 1995 and $637,000 in 1994.

         Amortization expense for 1995 increased by 74.0% over 1994 to $405,000. This increase was related to the acquisition of the three apartment communities in 1994 and an intangible asset recorded in conjunction with the acquisition of BT Venture Corporation in October 1994. The balance of amortization expense relates to loan costs.

         Interest expense for 1995 was $5.4 million. This 91.4% increase in interest expense for 1995 over 1994 was primarily due to the $40 million increase in outstanding indebtedness incurred in connection with the 1994 acquisitions of BT Venture Corporation and the Oakbrook, Latitudes, and Harris Hill apartment communities.

         During the fourth quarters of 1995 and 1994 we recorded non-cash write-offs of $321,000 and $377,000, respectively, related to deferred acquisition costs. Significantly all of these costs arose in 1992 and 1993 in conjunction with a restructuring transaction we began in 1993 and ultimately abandoned in December 1995.

Net Income

         Net income for 1995 declined by 29.3% from 1994 to $1.6 million. This decline reflected the effect of non-cash charges for depreciation and amortization related to apartment community acquisitions in 1993 and 1994.

FUNDS FROM OPERATIONS

         Funds from operations is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as "net income (computed in accordance with generally accepted accounting principles), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures."

         We consider funds from operations to be useful in evaluating potential property acquisitions and measuring the operating performance of an equity REIT because, together with net income and cash flows, funds from operations provides investors with an additional basis to evaluate the ability of the REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from operations does not represent net income or cash flows from operations as defined by generally accepted accounting principles. You should not consider funds from operations:

o to be an alternative to net income as an indicator of the Company's operating performance or

o       to be an alternative to cash flows as a measure of liquidity.

Funds from operations does not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to shareholders. Funds from operations does not represent cash flows from operating, investing or financing activities as defined by generally accepted accounting principles. Further, funds from operations as disclosed by other REITs may not be comparable to our calculation of funds from operations.

         A reconciliation of net income to funds from operations follows (all amounts in thousands):

                                                                                                    Nine months ended
                                                       Year ended December 31,                        September 30,
                                             ------------------------------------------      -------------------------------
                                                                                1996                                 1997
                                                1994       1995      1996    Pro Forma          1996      1997    Pro Forma
                                             ---------- -------------------- ---------- ---- -------------------- ----------

Net income (before minority interest         $    2,302 $    1,628$    1,716 $    4,669      $    1,278$    1,292 $    3,501
Depreciation                                      1,415      2,204     2,440      3,536           1,787     1,923      2,745
Amortization of management intangible                56        258       315        316             231       279        278
Non-recurring equity income items                   519        359         -          -               -     (103)      (103)
                                             ---------- -------------------- ---------- ---- -------------------- ----------

Funds from operations                        $    4,291 $    4,450$    4,472 $    8,521      $    3,295$    3,391 $    6,421
                                             ========== ==================== ========== ==== ==================== ==========


We define funds available for distribution as funds from operations plus non-cash expense for amortization of loan costs, less payments for scheduled amortization of debt principal and recurring capital expenditures.

         A reconciliation of funds from operations to funds available for distribution follows (all amounts in thousands):

                                                                                           Nine months ended

                                               Year ended December 31,                        September 30,
                                     ------------------------------------------     --------------------------------
                                                                     Pro Forma                            Pro Forma
                                        1994       1995       1996      1996           1996       1997       1997
                                     ---------- ----------  ---------------------------------- ---------- ----------
Funds from operations                $    4,291 $    4,450  $   4,472$    8,521     $    3,295 $    3,391 $    6,421
Amortization of loan costs                  177        147        219        83            163        161         57
Scheduled debt principal payments         (167)      (397)      (460)     (414)          (340)      (368)      (309)
Recurring capital expenditures             (49)      (239)      (396)    (526)*          (296)      (300)      (398)
Non-recurring equity income items             -          -          -         -              -        103        103
excluded
from FFO
                                     ---------- ----------  ---------------------------------- ---------- ----------

Funds available for distribution     $    4,253 $    3,961  $   3,835$    7,664     $    2,825 $    2,986 $    5,875
                                     ========== ==========  ================================== ========== ==========

 * Assumes an annual expenditure of $250 per unit for stabilized acquired properties.


         Other information about our historical cash flows follows:



                                                                                               Nine months ended
                                                    Year ended December 31,                      September 30,
                                             ---------------------------------------      ---------------------------
                                                 1994         1995          1996              1996           1997
                                             ------------ ------------  ------------ ---- -------------  ------------

Net cash provided by (used in):
Operating activities                         $      4,496 $      4,476  $      4,800      $       3,929  $      3,711
Investing activities                             (18,729)        (832)      (11,020)           (10,966)       (1,696)
Financing activities                               15,063      (3,895)         6,361              7,288       (1,451)

Dividends and distributions paid to

shareholders                                 $      3,578 $      3,729  $      3,751      $       2,806  $      2,885

Non-recurring capital expenditures:

Acquisition improvements and
replacements                                 $        113 $        285  $        143      $         122  $         57
Other apartment property improvements                   -            2            22                 11           124


         The addition of apartment communities and improvement in apartment operations have offset the decline in restaurant rental income, producing increases in funds from operations. For the first nine months of 1997, funds from operations increased by 2.9% over the first nine months of 1996 to $3.4 million. Funds from operations for 1996 increased by 0.5% over 1995 to $4.47 million. For 1995, funds from operations increased by 3.7% over 1994 to $4.45 million.

CAPITAL RESOURCES AND LIQUIDITY

CAPITAL RESOURCES

         Prior to acquiring our first apartment community, our capital requirements were minimal, as all capital expenses related to the restaurant properties were borne by Enterprises under the terms of the master lease. In order to acquire Paces Commons, Oakbrook, BT Venture Corporation, Latitudes, Harris Hill and Paces Village, we incurred additional debt and issued additional common stock. The additional debt consists of first and second mortgages, secured by the acquired apartment communities, and draws against our credit lines. As we continue to acquire apartment properties, it is likely that we will incur additional long-term debt and seek additional equity capital.

         Consistent with our plan to reduce our exposure to variable-rate debt, during the fourth quarter of 1994 and the second quarter of 1995, we refinanced $37.6 million in variable-rate debt related to apartment properties to fixed rate loans with maturities ranging from 2000 through 2020. In December 1995, we established a credit line with SouthTrust Bank of Alabama in the amount of $25.5 million at a fixed rate of 8.0% for a term of three years (recently modified to extend maturity to December 1999). We used an initial draw of $23.3 million to retire our existing short-term, variable-rate credit facility. During 1996, we financed the purchase of Paces Village through variable-rate debt totaling $10 million along with a draw of $650,000 from our existing credit facility. In addition, deeds of trust related to two apartment properties were modified to extend the terms of each note by five years. The balance of the credit line is available for general corporate purposes.

         We have negotiated an increase in this line to $29.5 million and are currently negotiating to further increase this line and to convert the loan to a revolving line of credit. The current line of credit agreement contains the following restrictions:

o Each quarter, income available for service on the line of credit must be at least $4.7 million. Income available for service on the line of credit is defined as net income plus depreciation and amortization and interest expense on the line of credit for the previous 12 months.

o Each quarter, the adjusted leverage ratio must not exceed 66.7%. The adjusted leverage ratio is defined as the ratio of (a) $25.5 million plus all debt other than the balance outstanding under the line of credit and notes payable to affiliates to (b) total assets plus accumulated deprecation and amortization.

o At each quarter's end, our net worth must not be less than $20.5 million in 1997 and $18.1 million in 1998.

To date, we have met all applicable requirements.

         During the first nine months of 1997, we advanced approximately $1.4 million to The Villages of Chapel Hill under the participating loan agreement (see page 23), which provides for interest at the greater of 12.5% or the 30-day London Interbank Offer Rate ("LIBOR") plus 6.125% plus shared income interest and shared appreciation interest. These advances were funded by draws under the Company's 1996 credit facility with a bank for borrowings at 30-day LIBOR plus 2.25%, secured by second deeds of trust on three apartment properties.

         At September 30, 1997, the weighted average interest rate on outstanding debt was 8.0%, with long-term debt comprised of $60.0 million at fixed interest rates and $18.4 million at variable rates indexed on 30- day LIBOR rates. A one percent increase in variable rates would increase annual interest expense by approximately $167,000, while a one percent decrease in variable rates would decrease annual interest expense by approximately $185,000.

         From our inception in 1987 through September 1994, we had 2.9 million shares of common stock outstanding. On October 1, 1994, an additional 140,990 shares were issued in conjunction with the acquisition of BT Venture Corporation. Between March 1995 and January 1997, the Company issued a total of 80,750 shares of common stock to the former BT Venture Corporation shareholders in conjunction with an earn-out provision of that acquisition agreement. At September 30, 1997, the former BT Venture Corporation shareholders were due additional consideration totaling approximately $572,000, payable at our option in up to 43,438 shares of common stock or in cash. The earn-out period ended on September 30, 1997. By agreement, we are prohibited from issuing the earn-out shares if such issuance would cause us to become disqualified as a REIT.

         In July 1996, we amended our Dividend Reinvestment and Stock Purchase Plan ("DRIP Plan") to give us the option of issuing new shares directly to Plan participants. The Plan allows shareholders to reinvest their dividends in additional shares of our stock and to make additional investments of $25 to $10,000 per quarter directly with us. During 1996 we issued 19,207 shares through the DRIP Plan, including 11,151 shares for reinvested dividends and 8,056 shares for optional additional investment. During the first nine months of 1997, we issued 32,794 shares through the DRIP Plan, including 17,492 shares for reinvested dividends and 15,302 shares for optional additional investment.

                     At September 30, 1997, we had 3,123,741 shares of common stock outstanding.

                            CASH FLOWS AND LIQUIDITY

         We will capitalize expenditures if we make them to acquire a new asset, to materially enhance the value of an existing asset, or to substantially extend the useful life of an existing asset. In 1996 and 1995 we capitalized all carpet and vinyl replacements (including $29,000 in 1996 and $120,000 in 1995 included in acquisition improvements and replacements). In 1994, we generally expensed as incurred apartment carpet and vinyl replacements ($23,000 expensed in 1994), except when we made those replacements in conjunction with an acquisition ($91,000 in 1994 included in acquisition improvements and replacements). We generally funded additions to apartment properties from cash provided by operating activities and proceeds of common stock issued through our Dividend Reinvestment and Stock Purchase Plan.

         We paid dividends of $0.31 per share per quarter in each quarter of 1994, 1995 and 1996 and in each of the first three quarters of 1997. The following table shows the total dividends and our dividend payout ratio (the ratio of dividends paid to funds from operations) for 1994, 1995, 1996 and the first nine months of 1997.

Period                                            Dividend Payout Ratio
------                                            ---------------------
Nine months ended September 30, 1997                             85.3%
Year ended December 31, 1996                                     83.8%
Year ended December 31, 1995                                     83.8%
Year ended December 31, 1994                                     83.2%

         We intend to pay dividends quarterly, expect that these dividends will substantially exceed the 95 percent taxable income test as discussed on page 80, and anticipate that all dividends will be paid from current funds from operations.

         In February 1997 the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which they require we adopt on December 31, 1997. At that time, we will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. We do not expect the impact of Statement 128 on the calculation of primary and fully diluted earnings per share to be material.

SHORT- AND LONG-TERM LIQUIDITY REQUIREMENTS

             A summary of scheduled principal payments on long-term debt is included in the Notes to the Financial Statements. Significant scheduled balloon payments include maturities of:

o        two loans payable to affiliates in May 1999 ($7.1 million);

o our credit line in December 1999 ($23.9 million outstanding at September 30, 1997); and

o the note payable secured by a deed of trust for Latitudes Apartments in January 2000 (balloon of approximately $12.5 million).

         We continue to produce sufficient cash flow to fund our regular dividend and have positioned the Company for future growth. We have announced our intention to pay a regular quarterly dividend of $0.31 per share on November 14, 1997, to shareholders of record on October 31, 1997. We generally expect to meet our short-term liquidity requirements through net cash provided by operations and utilization of credit facilities. We believe that net cash provided by operations is, and will continue to be, adequate to meet the REIT operating requirements in both the short- and the long-term. We anticipate funding our future acquisition activities, if any, primarily by using short-term credit facilities as an interim measure to be replaced by funds from equity offerings or long-term debt. We expect to meet our long-term liquidity requirements, such as scheduled debt maturities and repayment of short-term financing of possible property acquisitions, through long-term secured and unsecured borrowings and the issuance of debt securities or additional equity securities. We believe we have sufficient resources to meet our short-term liquidity requirements.

         Approximately 29.1% of our revenue for the first nine months of 1997 was derived from Enterprises' payment of rent for the use of our restaurant properties. In addition, Enterprises is responsible for all of the costs associated with the maintenance and operations of these properties. While we expect our reliance on Enterprises to decrease over time, it is likely that Enterprises rental payments will still represent a significant portion of our revenue. We expect Enterprises' rent payment to represent approximately 20% of our revenue on a going forward basis. As a result, the financial well being of the Company is, to a large extent, dependent on Enterprises' ability to meet its obligations under the terms of the master lease. The ability of Enterprises to satisfy the requirements of the master lease depends on its liquidity and capital resources. Historically, Enterprises has been able to meet its liquidity needs through cash flow generated from operations and through reliance on its credit facility.

         Enterprises' principal line of business is the operation of approximately 360 Hardee's restaurants, 47 of which are owned by the Company. The continued decline in its restaurant sales (discussed above) has had a material negative impact on Enterprises' operating cash flow. We have had extensive discussions with management of Enterprises and have reviewed Enterprises' financial statements, cash flow analysis, restaurant contribution analysis, sales trend analysis and projections, and believe that Enterprises will have sufficient liquidity and capital resources to meet its obligations under the master lease and credit facility as well as its general corporate operating needs.

         The table below sets forth certain information with respect to the liquidity and capital resources of Enterprises. The information is derived from Enterprises' audited financial statements for the fiscal year ended December 31, 1996. Enterprises is an S Corporation for Federal and state income tax purposes;

therefore, its cash flow generated from operations does not include a deduction for corporate income tax payments.

                  Current assets                                             $  10,312,000
                  Total assets                                                 269,524,000
                  Current liabilities                                           37,467,000
                  Total debt, including current portion of $8,232,000          117,116,000
                  Shareholders' equity                                          87,682,000
                  Net cash provided by operating activities                     12,391,000


INFLATION

         We do not believe that inflation poses a material risk to the Company. The leases at our apartment properties are short-term in nature. None are longer than two years. The restaurant properties are leased on a triple-net basis, which places the risk of rising operating and maintenance costs on the lessee.


ENVIRONMENTAL MATTERS


         Phase I environmental studies performed on the apartment properties did not identify any problems a that we believe would have a material adverse effect on our results of operations, liquidity or capital a resources. Environmental transaction screens we obtained for each of the restaurant properties in 1995 did nota indicate existence of any environmental problems that warranted further investigation. Enterprises has indemnified us for environmental problems associated with the restaurant properties under the master lease.

OUR PROPERTIES

GENERAL

         We own nine apartment communities containing 2,208 apartment units. Our apartment communities are located in Charlotte, North Carolina (three communities), Greensboro, North Carolina (four communities), Winston-Salem, North Carolina (one community) and Virginia Beach, Virginia (one community).

         We believe that resident demand for our properties is primarily dependant on the general condition of each market's economy and employment climate, as well as the rate of household formation and the number of available apartment units in that market. Accordingly, prior to any acquisition, we become familiar with a market's demographics and historic and projected employment and population growth rates.

MARKET INFORMATION

         We believe that the demographic and economic trends and conditions in our principal markets indicate a potential for long-term growth in funds from operations and funds available for distribution from our apartment communities. Based on information obtained from a demographic information company and the Tidewater Multifamily Housing Council, the average physical occupancy rate for apartment communities in our existing markets approximates 94.7% compared to 94.4% for our apartment communities. The following table illustrates our presence in each of our current markets for the time periods indicated.



                                                                    PERCENTAGE OF
                                                                   TOTAL APARTMENT
                                                  NUMBER OF            UNITS IN
       METROPOLITAN            NUMBER OF        COMPANY OWNED        MARKET OWNED         COMPANY         MARKET
           AREA               COMMUNITIES      APARTMENT UNITS      BY THE COMPANY      OCCUPANCY(1)    OCCUPANCY
           ----               -----------      ---------------      --------------      ---------       ---------
CHARLOTTE, NC                             3                  682         1.2%              96.0%          94.7%
GREENSBORO, NC                            4                  906         4.5%              93.7%          93.2%
VIRGINIA BEACH, VA                        1                  448         1.3%              91.1%          95.7%2
WINSTON-SALEM, NC                         1                  172         1.4%              96.8%          95.1%
                                          -                                                               -----
         TOTAL/AVERAGE                    9                2,208         1.8%              94.4%          94.7%


1 ECONOMIC OCCUPANCY, DEFINED AS GROSS POTENTIAL RENTS LESS VACANCY DIVIDED BY GROSS POTENTIAL RENT, FOR THE MONTH ENDED SEPTEMBER 30, 1997

2        TIDEWATER MULTIFAMILY HOUSING COUNCIL, VACANCY SURVEY, NOVEMBER 1996


         THESE CITIES FALL INTO THREE METROPOLITAN STATISTICAL AREAS, EACH OF WHICH IS CHARACTERIZED BY A DIVERSE ECONOMIC BASE. WE BELIEVE THAT THE ECONOMIES OF THESE AREAS WILL RESULT IN CONTINUED JOB GROWTH AND THEREFORE INCREASED DEMAND FOR APARTMENTS.

                  GREENSBORO AND WINSTON-SALEM, NORTH CAROLINA

         Greensboro and Winston-Salem, each a point of North Carolina's tri-city metropolitan area known as the Triad, are located in the central Piedmont area of North Carolina. Originally known as a center of heavy industry, the job base has expanded to include higher-paying, higher-skilled jobs in the government, services, healthcare, retail, distribution and technical fields. The non-manufacturing work force currently comprises approximately three-quarters of the total work force, and those manufacturers in the area are generally high technology operations paying wages to their employees that are above average for the local market. Unemployment has remained consistently below four (and frequently below three) percent (Employment Security Commission of North Carolina).

         The Triad's population is increasing at nearly 1.5% per year and is second in North Carolina only to Charlotte. The 1997 population is estimated to be 1.15 million and is projected to increase to 1.22 million in five years, for an average annual increase of 1.1%, compared to a historical increase of 1.0% from 1980 to 1990 (based on the U.S. Census). Household formation is projected to increase over the next five years by 1.4% annually compared to 1.9% annually from 1980 to 1990.

         The relatively strong economy in Greensboro and its surrounding areas has resulted in increased construction of new apartment units. From April through September of this year, 1,255 new apartment units were placed in service in the Triad, 1,666 new apartment units are currently under construction and there are an additional 1,869 apartment units proposed to be built. Despite this high level of new construction, however, absorption has been strong (1,445 units during the six months ending September 1997).

            However, economic growth is moderating, and we expect new construction will begin to slow down until the units currently under and planned for construction are absorbed into the market. Since 1994, the Triad's employment has increased by approximately 1.8% annually, which has resulted in approximately 900 apartment units per year being absorbed into the market, although, as noted above, 1,445 apartment units were absorbed into the market during the six months ended September 30, 1997 alone.

         Average monthly rental rates have increased at a 5.5% annual rate since 1993 and currently average $543. Despite these increases, the cost of living index remains below the national average, which, in combination with the business-friendly environment, location and transportation options, we believe will result in continued, albeit moderate, expansion of the Triad's economic base and therefore a stable, long-term outlook for apartment demand.

CHARLOTTE, NORTH CAROLINA

         Charlotte and surrounding Mecklenburg County are located in the southwest Piedmont region of North Carolina on the South Carolina border. Charlotte is best known as a major banking center; it is the third largest in the country with over $350 billion in total assets and is home to NationsBank and First Union. Charlotte is also the sixth largest wholesale center and the 11th largest distribution center in the United States. Charlotte and the surrounding seven counties are the largest metropolitan statistical area in North Carolina and the 43rd largest in the United States.

         Throughout the 1990's, the economy in the Charlotte metropolitan statistical area has been strong and remains on the upswing, inspired by a strong pro-business attitude among city and business leaders. In the pastsix months alone, this attitude has led the Vanguard Group, a Pennsylvania based financial institution, to announce the opening of a customer service center in Charlotte, the Metropolitan Property & Casualty Insurance company to open a field claims office, and several smaller companies to open, relocate or expand in Charlotte, such as Alydaar Software Corp, a software company focusing on solving the Year 2000 problem, which recently announced plans to hire 250 more people in Charlotte before the end of 1997.

         The job base has increased at an annual rate of 3.7% from 619,000 in 1991 to 742,000 in 1996. Unemployment has remained low (4.3% as of September 1997 according to the Employment Security Commission of North Carolina). Over 13,000 new jobs were created in 1996 alone.

         The Charlotte area's population has increased by nearly 20% since 1990. Mecklenburg County's population has increased by approximately 14,000 per year since 1990, and the Charlotte area's job growth has averaged 7,000 to 9,000 per year. The 1997 population has been estimated to be 1.3 million and is projected to increase to 1.5 million in five years, for an average annual increase of 1.9%, compared to a historical increase of 1.8% from 1980 to 1990 (based on the U.S. Census). Household formation is projected to increase even faster over the next five years by 2.1% annually, although this is slightly lower than the 2.6% historical annual rate from 1980 to 1990.

         Historically, approximately 2,000 to 2,400 apartment units per year have been absorbed into the Charlotte apartment market, although 1996 and 1997 saw a much higher rate of approximately 3,100 units absorbed into the market annually. From February through August of this year, despite 2,240 new apartment units being placed into service in the Charlotte-Mecklenburg area, the area enjoyed net absorption with approximately 2,700 units being absorbed into the market. Given that economic growth remains strong, we do not expect market absorption to lag significantly behind current and planned construction.

         Average monthly rental rates increased by 5% for the 12 month period ended September 30, 1997, and currently average $629. This somewhat sharp upswing in rents, however, followed a three year period in the early 1990s when rental rates increased slower than the overall inflation rate. Based on the continued expansion of the financial services sector, the business-friendly environment, and Charlotte's location and transportation options, we believe the Charlotte area's economy has the underpinnings for stable, long-term growth. If this is the case, the long-term demand for apartment units should remain healthy.

VIRGINIA BEACH, VIRGINIA

         Virginia Beach, Virginia is Virginia's largest and fastest growing city. Located in the southeast corner of the state, it is the largest municipality comprising the Hampton Roads Metropolitan Statistical Area. Virginia Beach is bordered on the south by North Carolina, on the east by the Atlantic Ocean, on the north by Hampton Roads and on the west by the cities of Norfolk and Chesapeake. Dominant industries in the area have been shipbuilding/repair, the military, port activities and tourism, but the last decade has seen financial firms, distribution companies, telemarketing and customer service operations make their way to the Hampton Roads area.

         One of the area's most important industries is rail transport. Shippers can reach every major distribution center east of the Mississippi via a one-line haul. Norfolk is the eastern terminus for the Norfolk Southern Railroad, running east-west through Virginia and connecting the industrial centers of the Midwest to international trade. Norfolk Southern, which is headquartered in Norfolk, also owns North American Van Lines, Inc. CSX Transportation, Inc., headquartered in Richmond, has its eastern terminus in Newport News.

         Claiming to be the largest resort city in the world, Virginia Beach is best known for its 30 miles of Atlantic oceanfront and resort strip; the Hampton Roads area in general, however, is best known for the high concentration of military establishments including Norfolk Naval Base, the world's largest naval base.

         This concentration of military establishments, and the resulting dependence on defense budget dollars to fuel growth in the area, has long been recognized as contributing to volatility in the region's economy. Through economic development initiatives, area leaders responded in an effort to minimize this reliance on defense spending, and the region's economy has diversified substantially.

         Recent years have seen Virginia Beach emerge as a national distribution and customer service center. For example, Lillian Vernon, a mail order company, relocated there in 1988 and expanded in 1994 to include substantially all of its non-manufacturing operations there. CIGNA Corporation, a national financial services firm, opened its customer service center in Virginia Beach in 1991. Avis, the second largest car rental company in the world, also has its customer service center in Virginia Beach. And Capital Research and Management Company, a Los Angeles mutual funds company, moved its service center to neighboring Norfolk in 1992. Ford Motor Company also has a truck vehicle assembly plant in Norfolk, and Newport News Shipbuilding, the state's largest private employer, is the country's largest ship design and construction company and has produced over 800 ships over the past 111 years.

         The 1997 population of the metropolitan statistical area that includes Virginia Beach has been estimated to be 1.56 million and is projected to increase to 1.64 million in five years, for an average annual increase of nearly one percent. This compares to a historical increase of 1.9% from 1980 to 1990 (based on the U.S. Census). Household formation is projected to increase over the next five years by 1.6% annually, compared to a 2.5% historical rate from 1980 to 1990.

         Since the 1980s, most new development has been institutionally or municipally related. It is a stated goal in Virginia Beach's comprehensive plan to increase the current level of office and industrial uses to supplement the tax base. We believe that the efforts of economic development officials will likely result in a continuation of employer relocations into the city and the area. Job growth has increased in the area, which continues to have an unemployment rate of 4.6%. (Hampton Roads Planning commission Economic Outlook - 1997 - Percentage based on March 1997 findings.) The area continues to have a low unemployment rate. The metropolitan statistical area's unemployment rate for 1996 was 5.0% and for 1997 is projected to be 4.9% (Virginia Employment Security Commission). Virginia Beach's unemployment rate is even lower, with a 4.3% rate in 1996 and a 3.9% rate projected for 1997.

         According to the Hampton Roads Statistical Digest, the area offers reasonable wage rates, a large labor pool, inexpensive land, the Port of Hampton Roads and the limited influence of labor units (Virginia is a right to work state). The number of company relocations and the emergence of the port of Hampton Roads into one of the most important shipping centers on the East Coast attest to these factors. We expect Virginia Beach and the Hampton Roads area to experience slow but continued growth into the future. Local government attitudes toward expanding commerce and luring tourism should act as a vehicle for attracting businesses to the area and provide a steady demand for apartment units.



                                GROWTH IN OUR COMPANY'S PRINCIPAL MARKETS

                                             1991 - 1996                          1997-2002

                                                                                           Projected
                                                       Household         Projected         Household
                                     Population        Formation         Population        Formation
       Metropolitan Area               Growth            Growth            Growth            Growth
       -----------------               ------            ------            ------            ------
Charlotte, NC                          11.3%             11.1%              9.7%             11.2%
Greensboro/Winston-Salem, NC            7.3%              7.0%              5.8%              7.2%
Virginia Beach, VA                      4.1%              4.5%              4.8%              8.0%

Company's Principal Markets             7.6%              7.5%              6.8%              8.8%
United States Total                     5.1%              6.2%              4.3%              5.7%



         We believe that the trends illustrated above will increase demand for apartment units in the markets in which we own apartment communities. However, we can provide no assurances that such projected future conditions or projected growth rates will materialize.

APARTMENT COMMUNITIES

         Through the Operating Partnership, we own and manage nine apartment communities consisting of 2,208 apartment units. The average age of the apartment communities is approximately 6.7 years. The average economic occupancy rate was 95.1% and 94.5% for the month ended September 30, 1997 and 1996. The buildings in our apartment communities are generally wood-framed, vinyl-sided two- and three-story buildings, with exterior entrances, individually metered gas and electric service and individual heating and cooling system. Our combined apartment units are comprised of 37.2% one bedroom units, 55.3% two bedroom units and 7.5% three bedroom units. The units average 996 square feet in area and are well equipped with modern appliances and other conveniences. All include swimming pools, tennis courts and club rooms, and most have exercise facilities.

           The tables on the following pages summarize information about each of our apartment communities:











                                                                                   APARTMENT UNIT
                                        NO.                               TOTAL        TYPE        WEIGHTED
                                        OF                               RENTABLE  --------------  AVERAGE
                                       APT.    YEAR       DATE    TOTAL    AREA     1    2    3   APT. SIZE
PROPERTY                 LOCATION      UNITS COMPLETED  ACQUIRED ACREAGE (SQ. FT.)  BR   BR   BR  (SQ. FT.)
--------                 --------      ----- ---------  -------- ------- ---------  --   --   --  ---------
EXISTING COMMUNITIES

  Harris Hill........ Charlotte, NC     184     1988      12/94    18.4    167,920  67   117  --     913
  Latitudes.......... Virginia Beach, VA448     1989      10/94    24.9    358,700  269  159   20    801
  Oakbrook........... Charlotte, NC     162     1985      6/94     16.4    178,668  32   120   10   1,103
  Paces Commons...... Charlotte, NC     336     1988      6/93     24.8    322,046  154  142   40    958
  Paces Village ..... Greensboro, NC    198     1988      4/96     15.5    167,886  88   110  --     848

CHRYSSON COMMUNITIES ACQUIRED

  Abbington Place (1) Greensboro, NC    360     1995      11/97    37.4    400,728  96   216   48   1,113
  Pepperstone (1).... Greensboro, NC    108     1992      11/97    10.1    113,076  --   108  --    1,047
  Savannah Place (1). Winston-Salem, NC 172     1991      11/97    15.4    182,196  44   128  --    1,059
  Waterford Place (1) Greensboro, NC    240     1997      11/97    20.6    277,296  72   120   48   1,155

CHRYSSON COMMUNITIES UNDER CONSTRUCTION

   Allerton Place (2) Greensboro, NC    228     N/A        N/A     19.2    241,530  54   126   48   1,064
   Summerlyn Place (2)Burlington, NC    140     N/A        N/A     12.1    154,116  48   84    8    1,101
   Brookford Place (2)Winston-Salem, NC 108     N/A        N/A     6.3     103,392  36   72    -     957



                                                                                                   MONTHLY RENT
                                                                                           ----------------------------------
                                         PERCENTAGE   AVERAGE PERCENTAGE      PERCENTAGE   AVERAGE
                                         OCCUPANCY/       OCCUPANCY(3)        TURNOVER(4)   AS OF          ANNUAL AVERAGE
                                           MONTH      -------------------------------------           -----------------------
                                          SEPT. 30,                                        SEPT. 30
PROPERTY                 LOCATION          1997      1996   1995   1994   1997  1996   1995  1997     1996     1995     1994
--------                 --------          ----      ----   ----   ----   ----  ----   ----  ----     ----     ----     ----
EXISTING COMMUNITIES

  Harris Hill........ Charlotte, NC          96%      93%    96%     N/A   54%    71%   65%  $710    $  717   $  683     N/A
  Latitudes.......... Virginia Beach, VA     91%      94%    95%     93%   48%    59%   64%  $655    $  637   $  613  $   606
  Oakbrook........... Charlotte, NC          94%      94%    98%     98%   44%    65%   59%  $768    $  780   $  750  $   711
  Paces Commons...... Charlotte, NC          98%      95%    94%     95%   38%    55%   68%  $702    $  685   $  655  $   611
  Paces Village ..... Greensboro, NC         92%      94%    N/A     N/A   41%    60%   N/A  $682    $  693     N/A      N/A

CHRYSSON COMMUNITIES ACQUIRED

  Abbington Place (1) Greensboro, NC         96%      97%    62%     N/A   N/A     -    NA   $737 (5)  N/A      N/A      N/A
  Pepperstone (1).... Greensboro, NC         97%      98%    98%     98%   N/A     -     -   $663 (5)  N/A      N/A      N/A
  Savannah Place (1). Winston-Salem, NC      97%      98%    96%     98%   N/A     -     -   $718 (5)  N/A      N/A      N/A
  Waterford Place (1) Greensboro, NC         91%      N/A    N/A     N/A   N/A    N/A   NA   $781 (5)  N/A      N/A      N/A

CHRYSSON COMMUNITIES UNDER CONSTRUCTION

   Allerton Place (2) Greensboro, NC         N/A      N/A    N/A     N/A   N/A    N/A   N/A  N/A       N/A      N/A      N/A
   Summerlyn Place (2)Burlington, NC         N/A      N/A    N/A     N/A   N/A    N/A   N/A  N/A       N/A      N/A      N/A
   Brookford Place (2)Winston-Salem, NC      N/A      N/A    N/A     N/A   N/A    N/A   N/A  N/A       N/A      N/A      N/A


1. Added as part of Phase I of the Chrysson acquisition. For the Phase I Chrysson properties, the "Monthly Rent-- Annual Average" reflects the weighted average rent, taking into account the dates on which individual apartment units within a community were placed in service.
2.       To be acquired upon completion and lease up.
3. "Average Percentage Occupancy" reflects, on a weekly basis, the average number of apartment units occupied divided by the total number of units.
4. "Percentage Turnover" reflects, on an annual basis, the number of residents who move out of the property
5.       Averages for month of September only.

                          BODDIE-NOELL PROPERTIES, INC.
                       SUMMARY OF APARTMENT UNIT AMENITIES





                         # OF APT    MINI-                   REFRIG. &     WASHER & DRYER     VAULTED
PROPERTY                  UNITS     BLINDS     CARPETING    DISHWASHER        HOOK-UPS        CEILINGS   FIREPLACES
--------                  -----     ------     ---------    ----------        --------        --------   ----------
EXISTING COMMUNITIES
--------------------
   Harris Hill........     184        All         All           All              All           Select      Select
   Latitudes..........     448        All         All           All              All           Select      Select
   Oakbrook...........     162        All         All           All              All           Select       All
   Paces Commons......     336        All         All           All              All           Select      Select
   Paces Village......     198        All         All           All              All           Select      Select

CHRYSSON COMMUNITIES ACQUIRED

   Abbington Place....     360        All         All           All              All           Select      Select
   Pepperstone........     108        All         All           All              All           Select      Select
   Savannah Place.....     172        All         All           All              All           Select      Select
   Waterford Place....     240        All         All           All              All           Select      Select

CHRYSSON COMMUNITIES UNDER CONSTRUCTION

   Allerton Place.....     228        All         All           All              All           Select      Select
   Summerlyn Place....     140        All         All           All              All           Select      Select
   Brookford Place....     108        All         All           All              All           Select      Select


                                                               CABLE     PATIO DECK,
                                           LARGE STORAGE OR      TV      BALCONY OR
PROPERTY                                    WALK-IN CLOSET     READY       SUNROOM
--------                                    --------------     -----       -------
EXISTING COMMUNITIES
--------------------
   Harris Hill........                            All           All          All
   Latitudes..........                            All           All          All
   Oakbrook...........                            All           All          All
   Paces Commons......                            All           All          All
   Paces Village......                            All           All          All

CHRYSSON COMMUNITIES ACQUIRED

   Abbington Place....                            All           All          All
   Pepperstone........                            All           All          All
   Savannah Place.....                            All           All          All
   Waterford Place....                            All           All          All

CHRYSSON COMMUNITIES UNDER CONSTRUCTION

   Allerton Place.....                            All           All          All
   Summerlyn Place....                            All           All          All
   Brookford Place....                            All           All          All


                          BODDIE-NOELL PROPERTIES, INC.
                        SUMMARY OF RECREATIONAL AMENITIES




                              # of Apt.                      Fitness               Tennis        Tot Lot/
PROPERTY                        Units        Clubhouse       Center      Pool       Court        Tot Pool
--------                        -----        ---------       ------      ----       -----        --------
EXISTING COMMUNITIES

   Harris Hill..............     184            Yes            Yes       Yes         Yes           Yes
   Latitudes................     448            Yes            Yes       Yes         Yes           Yes


   Oakbrook.................     162            Yes            No        Yes         Yes            No
   Paces Commons............     336            Yes            Yes       Yes         Yes           Yes
   Paces Village............     198            Yes            Yes       Yes         Yes            No

CHRYSSON COMMUNITIES ACQUIRED

   Abbington Place..........     360            Yes            Yes       Yes         Yes           Yes
   Pepperstone..............     106            Yes            Yes       Yes         Yes           Yes
   Savannah Place...........     172            Yes            Yes       Yes         Yes           Yes
   Waterford Place..........     240            Yes            Yes       Yes         Yes           Yes


CHRYSSON COMMUNITIES UNDER CONSTRUCTION

   Allerton Place...........     228            Yes            Yes       Yes         Yes           Yes


   Summerlyn Place..........     140            Yes            Yes       Yes         Yes           Yes
   Brookford Place..........     108            Yes            Yes       Yes         Yes           Yes



                                           Sauna or
PROPERTY                                   Whirlpool    Other
--------                                   ---------    -----
EXISTING COMMUNITIES

   Harris Hill..............                  Yes       Basketball court; car wash
   Latitudes................                  No        Basketball court; sand volleyball
                                                        court, car wash

   Oakbrook.................                  Yes       Carports; car wash
   Paces Commons............                  Yes       Two pools; car wash, exercise trail
   Paces Village............                  Yes       Car wash

CHRYSSON COMMUNITIES ACQUIRED

   Abbington Place..........                  Yes       Garages; putting green
   Pepperstone..............                  Yes
   Savannah Place...........                  Yes       Garages; putting green
   Waterford Place..........                  Yes       Garages; putting green


CHRYSSON COMMUNITIES UNDER CONSTRUCTION

   Allerton Place...........                  No        Garages; mini storage facility
                                                        available

   Summerlyn Place..........                  No        Garages; putting green
   Brookford Place..........                  No        Garages

                              RESTAURANT PROPERTIES

         Our 47 restaurant properties are listed in Schedule III to the financial statements on page F-17. We paid an average of $920,000 for each restaurant property. The details of our lease arrangement with Enterprises is discussed under "History and Formation of the Company -- Early History" on page 22 and "-- Renegotiation of Master Lease" on page 23.

         The restaurant properties are operated by Enterprises as Hardee's restaurants pursuant to franchise agreements with Hardee's Food Systems, Inc. These agreements require that the properties conform to a standard design specified by Hardee's. The current design consists of a one-story brick, stucco or wood building that embodies a contemporary style with substantial plate glass window areas. The buildings average 3,300 square feet and are located on sites ranging from 1 to 1.3 acres. The buildings are suitable for conversion to a number of uses, but the interiors would have to be substantially modified prior to their use in non-restaurant applications. Hardee's owns a design patent on certain elements of the building and requires franchisees to make certain exterior modifications if the location is discontinued as a Hardee's restaurant.

OTHER INFORMATION ABOUT OUR PROPERTIES

         We present information concerning the location of all 47 restaurant properties, as well as information regarding the encumbrances, cost and depreciation on all of our properties on Schedule III to the financial statements appearing on page F-17 of this prospectus.

                                CERTAIN POLICIES

SHORT-TERM INVESTMENTS

          Prior to making any acquisitions and during the periods between the receipt of revenues and their distribution to you, we will invest our liquid assets in certain short-term investments. These may include:

o        interest-bearing bank accounts;

o        certificates of deposit;

o        short-term money-market securities;

o        short-term government securities;

o mortgage-backed securities guaranteed by the Government National Mortgage Association;

o mortgages insured by the Federal Housing Administration or guaranteed by the Veterans Administration; or

o mortgage loan participations purchased from banks or other financial institutions.

We may also invest in other similar types of instruments. While we reserve the right to invest in these types of securities, we have no immediate plans to do so.

         The yield on such interim investments may be higher or lower than the yield we receive on our real estate properties.

                    INVESTMENTS IN OTHER REAL ESTATE ENTITIES

         We own 95% of the economic interest of BNP Management, Inc. This entity manages seven apartment communities and two shopping centers owned by limited partnerships which are controlled by the Chairman and former Vice-Chairman of our Board of Directors.

         As we have discussed earlier, we recently converted our organizational structure to an UPREIT. In doing so, we contributed our net assets to the Operating Partnership in exchange for Units in the Operating Partnership. See the discussion under "History and Formation of the Company -- Other Activity" on page 23.

         We have no other ownership interests in entities primarily engaged in real estate activities. We have no immediate plans to make any such investments, other than investments in wholly-owned subsidiaries of the Operating Partnership, which may own certain of our assets. If economically attractive opportunities arise, we may also invest in joint venture or "DownREIT" partnerships or other entities in order to acquire interests in specific apartment communities.

LOANS TO OTHER PERSONS

         We do not generally make loans to third parties. However, we did make a debt investment in one of our managed apartment communities. See "History and Formation of the Company -- Other Activity" on page 23.

BORROWINGS

         We have the authority to negotiate lines of credit and arrange for other short-term or long-term borrowings from commercial lenders. In addition, we may also:

o        obtain credit through the public issuance of debt;

o obtain credit through the private placement of debt securities with institutional investors;

o        incur mortgage indebtedness on real estate which we acquire;

o        invest in properties subject to existing secured loans;

o obtain other mortgage financing for unleveraged properties in our portfolio; and

o        refinance properties acquired on a leveraged basis.

         There is no limitation on the number of mortgages which may be placed on any one property. Our bylaws prohibit us from incurring debt in excess of 300% of our net assets, as defined (see page 15). However, the bylaws allow us to exceed this limit if we obtain approval from a majority of our directors, including a majority of the independent directors. We must also disclose to you in our next quarterly report that we exceeded this limit and provide a justification for doing so. Further, we intend to maintain a ratio of debt-to-total market capitalization of 60% or less, even though none of our governing documents provide such a restriction.

POLICIES ON CERTAIN INVESTMENTS AND ACTIVITIES

         While we expect to acquire other apartment communities in North Carolina, South Carolina and Virginia, we may make future investments outside of these states. We will not have any limit on the amount or percentage of our assets invested in any single apartment community or group of related properties. While we intend to invest primarily in existing income-producing properties, we may develop properties ourselves or invest in properties being developed by others if we believe that the risk-adjusted return on such an investment would exceed returns available from the acquisition of existing apartment communities.

         Our bylaws impose certain prohibitions and restrictions on various investment practices and activities. We cannot:

o invest in mortgage loans unless an appraisal is obtained concerning the underlying property;

o invest in commodity or commodity future contracts other than interest rate futures used solely for hedging purposes;

o issue debt securities unless the historical debt service coverage for the most recently completed fiscal year is sufficient to service the higher level of debt (without regard to any applicable balloon principal payments);

o invest in real estate contracts for sale, unless such real estate contracts are recordable in the chain of title; or

o act in any way that would disqualify us from being a real estate investment trust under the Internal Revenue Code, unless we obtain proper shareholder approval.

            The bylaws contain a provision noting that "the Company does not intend to" do the following:

o invest in the securities of issuers for the purpose of exercising control (except with respect to wholly- owned subsidiaries);

o        engage in the trading of securities of other issuers;

o        underwrite securities of other issuers;

o engage in the purchase and sale (or turnover) of investments other than as described in the Registration Statement; or

o offer securities in exchange for property unless deemed prudent by a majority of our directors.

However, we believe that the above-noted provision does not prohibit us from engaging in any of these activities if performing these activities would benefit us and would not disqualify us from qualifying as a REIT. Of the items that "the Company does not intend to" do, we have made an investment in the Management Company (described under "History and Formation of the Company -- Formation of BNP

Management, Inc." on page 22) for the purpose of helping to maintain our REIT status. We own 95% of the economic interest, which includes 1% of the voting interest, of the Management Company.

         The only other item in which we have engaged or intend to engage is the issuance of securities in exchange for property. As described under the heading "History and Formation of the Company -- Acquisition of BT Venture Corporation" on page 22, the earn-out consideration for the acquisition of BT Venture Corporation could be paid in the form of cash or, at our option, shares of our common stock. We have elected to make such payments with common stock. Additionally, we will issue Units in exchange for property as part of the Chrysson acquisition and for future apartment community acquisitions. We tell you about this on pages 23 and 29 under the headings "History and Formation of the Company -- Conversion to UPREIT" and "The Company -- Our Growth Strategy -- EXTERNAL GROWTH STRATEGY."

CONFLICTS OF INTEREST

         The Boddies have significant ownership or control positions in the Company, Enterprises and Boddie Investment Company. As noted under "Risk Factors -- Conflicts of Interest -- EXISTING BUSINESS CONFLICTS" on page 17, Enterprises has a right of first refusal to purchase the restaurant properties. If we negotiate the sale of the restaurant properties to a third party, Enterprises has the right to purchase the restaurants on the same terms and conditions as the third party. Boddie Investment Company is the general partner of the limited partnerships owning the properties we manage. It is also the general partner of the limited partnership to which we have made a loan (see "History and Formation of the Company -- Other Activity" on page 23). Accordingly, there are inherent conflicts of interest in our relationship with Enterprises and in our management of the properties owned by those limited partnerships.

         In addition, the bylaws specify that any contract or transaction between us and one or more of our directors or officers, or between us and any affiliate of any of those persons, must be approved by a majority of both the board of directors and the independent directors who are independent of the transaction. Our bylaws specify the criteria that the independent directors must use. Generally, the independent directors must determine that:

o the transaction is fair and reasonable to us and on terms as favorable to us as those available from unaffiliated third parties;

o if an acquisition of property other than mortgage loans is involved, the total consideration we will pay for the property must be less than or equal to the appraised or fair value of such property. If the price exceeds the cost of the asset to the seller, the independent directors must justify such excess; and

o if the transaction involves the making of loans or the borrowing of money, the transaction must be fair, competitive, and commercially reasonable when compared to transactions between unaffiliated lenders and borrowers under the same circumstances.

Maryland law contains similar restrictions on a director or officer's ability to transact business with us. However, our bylaw provisions are more restrictive. Under Maryland law:

o either the independent directors or independent shareholders can approve a related-party transaction. Our bylaws do not provide for disinterested shareholder approval; and

o a transaction need either be fair and reasonable or otherwise approved as described in the preceding point. Our bylaws require that the transaction be both fair and reasonable and be approved by a majority of the independent directors.

POLICY CHANGES

         The prohibitions and restrictions described under "Policies on Certain Investments and Activities" are contained in our bylaws and cannot be changed without shareholder approval. Our directors can change, without shareholder approval, all of the other policies we told you about above.

DIRECTORS AND EXECUTIVE OFFICERS

         We currently have five members on our Board of Directors. Upon completion of the Chrysson acquisition, two of our previous board members -- Nicholas B. Boddie and Richard A. Urquhart, Jr. -- resigned as directors. As required by the agreement with the Chrysson Parties, they have appointed two directors to replace Messrs. Boddie and Urquhart. The initial appointees are Paul Chrysson and W. Michael Gilley. Upon completion of the offering, our Board will be expanded to seven members and will include D. Scott Wilkerson and Philip
S. Payne, our two most senior executive officers. Under the agreement with the Chrysson Parties, after the Board is expanded to seven, the Chrysson Parties have the right to require the resignation of another Board member and to nominate another person unaffiliated with them, subject to our Board's approval. Initially, the Chrysson Parties have agreed to have Donald R. Pesta, Jr., a current board member, fill this independent director position. In the future, they may choose to nominate someone else, subject again to our Board's approval.

         We have set forth below a listing and brief biography of each person who will be a Director or Executive Officer following completion of the offering.


                                                                                              Director/Officer
           NAME                Age                           Position                               Since

B. Mayo Boddie                  67     Chairman of the Board, Director                                 April 1987
D. Scott Wilkerson              40     Director, President and Chief Executive Officer               October 1994
Philip S. Payne                 46     Director, Executive Vice President, Treasurer and
                                       Chief Financial Officer                                       October 1994

William H. Stanley              72     Director                                                        April 1987
Donald R. Pesta, Jr.            44     Director                                                      January 1996
Paul G. Chrysson                42     Director                                                     November 1997
W. Michael Gilley               42     Director                                                     November 1997
Pamela B. Novak                 44     Vice President, Controller and Chief Accounting
                                       Officer                                                       October 1994

Douglas E. Anderson             50     Vice President, Secretary                                       April 1987


         B. Mayo Boddie - Chairman of the Board of Directors. Mr. Boddie was one of our founders and a co-founder of Enterprises in 1961. He serves as Chairman of the Board of Directors of both companies. Mr. Boddie served as chief executive officer of the Company from its inception until April 1995. Mr. Boddie serves as a director of First Union National Bank of North Carolina.

         D. Scott Wilkerson - Director, President and Chief Executive Officer. Mr. Wilkerson joined BT Venture Corporation in 1987 and served in various officer level positions, including Vice President of Administration and Finance and Vice President for Acquisitions and Development before becoming President in January 1994. He was named Chief Executive Officer in April 1995. From 1980 to 1986, Mr. Wilkerson was with Arthur Andersen LLP, in Charlotte, North Carolina, serving as tax manager from 1985 to 1986. His specialization was in the representation of real estate syndicators, developers and management companies. Mr. Wilkerson received a B.S. degree in accounting from the University of North Carolina at Charlotte in 1980. He is a licensed certified public accountant and licensed real estate broker. He is a member of the Board of Directors of the Apartment Association of North Carolina and the Charlotte Apartment Association. He is active in various professional, civic and charitable activities.

         Philip S. Payne - Director, Executive Vice President, Treasurer and Chief Financial Officer. Mr. Payne joined BT Venture Corporation in 1990 as Vice President of Capital Market Activities and became Executive Vice President and Chief Financial Officer in January 1993. He was named Treasurer in April 1995. From 1987 to 1990 he was a principal in Payne Knowles Investment Group, a financial planning firm. From 1983 to 1987 he was a registered representative with Legg Mason Wood Walker. From 1978 to 1983, Mr. Payne practiced law, and he currently maintains his license to practice law in Virginia. He received a B.S. degree from the College of William and Mary in 1973 and a J.D. degree in 1978 from the same institution.

         William H. Stanley - Director. Mr. Stanley is retired from the position of Chairman of the Board of Directors and Chief Executive Officer of Peoples Bank and Trust Company. Mr. Stanley serves as a director of Ellett Bros., Inc.

         Donald R. Pesta, Jr. - Director. Mr. Pesta is a certified public accountant with extensive experience in real estate related matters. Mr. Pesta is the founding partner of the accounting firm of Pesta, Finnie & Associates. He is a former partner of Arthur Andersen & Co.

         Paul G. Chrysson - Director. Mr. Chrysson is President of C.B. Development Company, Inc., a developer of single family and multi-family residential properties. Mr. Chrysson is on the Board of Directors of Amos Cottage Children's Hospital and Greenbriar Corporation. He is also on the Board of Advisors of Wachovia Bank (Forsyth County). He is a former director of Triad Bank and United Carolina Bank (North Carolina). He has also served on the boards of various other charitable organizations. He is a licensed real estate broker since 1974 and a licensed contractor since 1978.

         W. Michael Gilley - Director. Mr. Gilley is President of Bartram Investment Properties, Inc., a l position he has held for over five years. From January 1995 to January 1997 he was Executive Vice President l of Greenbriar Corporation. He also served on their Board of Directors from September 1994 to September 1996. He is a licensed real estate broker since 1984.

         Pamela B. Novak - Vice President and Controller. A licensed certified public accountant, Ms. Novak joined BT Venture Corporation in 1993 as controller. From 1984 to 1993, she was employed by Ernst & Young, LLP and served as an audit manager from 1987 through 1993. She received a B.S. in accounting from the University of North Carolina at Charlotte in 1984.

         Douglas E. Anderson - Vice President and Secretary. Mr. Anderson has served as Vice President and Secretary since our inception in 1987. He has been with Enterprises since 1977 and is currently a director, Executive Vice President and Secretary of Enterprises. Mr. Anderson is also president of BNE Land and Development Company, the real estate development division of Enterprises. He serves as a director of Wachovia Bank of Rocky Mount, North Carolina. He received a B.S. degree in finance and accounting from the University of North Carolina at Chapel Hill in 1970.

         Under our Articles of Incorporation, a majority of the directors must be independent. Our Articles define an independent director as a director who is not:

         o an officer or employee of the Company or one of its subsidiaries;

         o a spouse, parent, child or relative living in the same household of a principal executive officer of the Company; or

         o an individual member of an organization that acts as an advisor, consultant, legal counsel or in some similar capacity and that receives compensation on a continuing basis from the ompany, other than director's fees.

         Upon completion of the offering, Mr. Stanley, Mr. Pesta, Mr. Chrysson and Mr. Gilley are our independent directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BODDIE-NOELL PROPERTIES AND B. MAYO BODDIE AND NICHOLAS B. BODDIE

         B. Mayo Boddie, Chairman of our Board of Directors, is Chairman of the Board of Directors and Chief Executive Officer of Enterprises. Nicholas B. Boddie is his brother and was a former Vice Chairman and a director of the Company prior to his resignation concurrent with the closing of Phase I of the Chrysson acquisition. He is also the Vice President and a director of Enterprises. The Boddies and certain of their family members are the sole owners of Enterprises. We lease our 47 restaurant properties to Enterprises. See "--Boddie-Noell Properties and Boddie-Noell Enterprises" below.


         The Boddies are the sole shareholders and directors of Boddie Investment Company. See "-- e Boddie-Noell Properties and Boddie Investment Company" below.


         The Boddies were the sole shareholders and directors of BT Venture Corporation. On October 1, e 1994, we acquired BT Venture Corporation. As a result of the acquisition, the Boddies received consideratione comprised of cash, shares of our common stock and relief from certain debt and contractual and contingent obligations. The contract purchase price for BT Venture Corporation was $23.2 million. This consideration consisted of a cash payment of $91,000, the issuance of 134,610 shares of our common stock and the assumption of $21.3 million in debt and other payables. In addition, the Boddies were entitled to receive additional compensation valued at up to $1.7 million, based on whether we met certain performance criteria. We refer to this latter consideration as "earn-out consideration."

         At our election, we may pay the earn-out consideration by issuing shares of common stock or by paying cash. Through October 1, 1997, we issued a total of 80,750 shares of common stock to the Boddies in payment of the earn-out consideration. Under the terms of the acquisition agreement, the Boddies are due earn-out consideration of approximately $572,000, which we can pay in cash or 43,438 shares of common stock, if permitted under the Internal Revenue Code. We have not issued these remaining earn-out shares because of certain ownership limitations in the Internal Revenue Code; however, as a result of a change in the tax laws governing affiliated ownership, which will become effective on January 1, 1998, we intend to issue these shares at that time.

         As part of the acquisition, the Boddies have indemnified the Company, subject to certain limitations, against any claim against us which we assume as a result of our being the successor-in-interest to BT Venture Corporation.

         B. Mayo Boddie and Nicholas B. Boddie have not received any compensation for their services as Chairman and Vice Chairman, respectively, or as Directors of the Company.

BODDIE-NOELL PROPERTIES AND BODDIE-NOELL ENTERPRISES

         As we noted under the heading "History and Formation of the Company -- Early History" on page 22, we purchased 47 existing Hardee's restaurant properties from BNE Realty Partners, Limited Partnership, an affiliate of Enterprises in 1987. We discussed the franchise agreement between Enterprises and Hardee's Food Systems, Inc. under the heading "Our Properties -- Restaurant Properties" on page 59 and the terms of our triple net, master lease agreement with Enterprises under the heading "History and Formation of the Company -- Early History" on page 22. Furthermore, as we discussed in the risk factor section under the heading "-- Conflicts of Interest -- EXISTING BUSINESS CONFLICTS" on page 17, Enterprises has a right of first refusal to purchase the 47 restaurant properties on the same terms and conditions as may be offered by a third party purchaser.

         For the period ended December 31, 1996, the master lease with Enterprises resulted in rental income of $4.5 million, or approximately 31.0% of total revenues. For the nine months ended September 30, 1997 such revenues accounted for approximately 29.1% of revenues on a historical basis and 22.7% on a pro forma basis. We expect such percentages to decline on a going forward basis. Enterprises is responsible for all property insurance, real estate taxes, utilities, maintenance, and alteration expenses relating to the operation of the restaurant properties.

         In connection with the acquisition of BT Venture Corporation, we assumed a note payable to Enterprises in the amount of $6.1 million. The note bears interest at a floating rate equal to the 30-day LIBOR rate plus 150 basis points capped at 8.0%. Payments are interest only and paid quarterly. The note is due in full on May 1, 1999. During 1996, we recorded interest on this note to Enterprises in the amount of $432,000, and during the first nine months of 1997 we recorded interest of $329,000. At September 30, 1997, the effective interest rate on this note was 7.3%.

BODDIE-NOELL PROPERTIES AND BODDIE INVESTMENT COMPANY

         With the acquisition of BT Venture Corporation in October 1994, we assumed fee management of nine apartment properties and three shopping centers (of which we currently manage seven apartment communities and two shopping centers). Boddie Investment Company is the general partner of the limited partnerships that own the apartment properties and shopping centers we manage but do not own. The Boddies are the sole shareholders of Boddie Investment Company. The Boddies may determine that Boddie Investment Company's interests would be better served by the sale of Boddie Investment Company's apartment or shopping center properties or the renegotiation of the management contracts. The sale of the properties could result in the Management Company's loss of the management contracts. We recognized $149,000 of revenue from the Management Company during 1996 and $183,000 through the first nine months of 1997. Any renegotiated management contract would have to be approved by the directors of the Management Company (currently Philip S. Payne and D. Scott Wilkerson). The Boddies' positions within our Company and within Boddie Investment Company may provide them with information they could use to their advantage in such contract negotiations. The Boddies, however, have stated that they have no intentions of canceling the existing management contracts.

         In connection with the acquisition of BT Venture Corporation, we assumed a note payable to Boddie Investment Company in the amount of $956,000. The note bears interest at a floating rate equal to the 30-day LIBOR rate plus 150 basis points capped at 8.0%. Payments are interest only and paid quarterly. The note is due in full on May 1, 1999. During 1996, we recorded interest on this note to Boddie Investment Company in the amount of $68,000, and during the first nine months of 1997 we recorded interest of $52,000. On September 30, 1997, the effective interest rate on this note was 7.3%.

         On February 27, 1997, we entered into a participating loan agreement with The Villages of Chapel Hill Limited Partnership, a limited partnership whose general partner is Boddie Investment Company. Under the terms of the agreement, we have committed to loaning The Villages up to $2.6 million to fund a substantial rehabilitation of the apartment community. We also guaranteed a $1.5 million bank loan. In exchange, we received or will receive the following:

o control over selection of the property management provider (which currently is the Management Company);

o interest on our loan at the greater of 12.5% or the 30-day LIBOR rate plus 6.125%;

o 25% of the increase in gross revenue in excess of $146,333 per month from the property over the next 7 years; and

o 25% of the value of the property in excess of $10 million at the earlier of the end of seven years or upon its sale.

         We will fund advances to The Villages through draws on an existing credit facility, which currently bears interest at the 30-day LIBOR rate plus 2.25% and is secured by deeds of trust on three of our apartment properties. Through September 30, 1997, we had advanced The Villages $1.4 million. Under this arrangement, we will earn interest at a rate higher than we could otherwise obtain from the investment of funds in the ownership of apartment communities and at a rate in excess of our borrowing rate under our credit facility.

CHRYSSON ACQUISITION

         We described the Chrysson acquisition to you in detail on page 24 under the heading "History and Formation of the Company -- Chrysson Acquisition." The Chrysson Parties have appointed two directors and, upon the completion of this offering, will be able to designate one additional independent director (subject to our Board of Director's approval) out of the seven members of our Board of Directors. In addition, assuming completion of this offering, they will initially own 13.7% of the Units of the Operating Partnership. We have also contracted for, and our Board of Directors has already approved, the acquisition, subject to certain preconditions, of three additional apartment communities from the Chrysson Parties. These properties are currently under development, and we expect that they will be completed and acquired within the next twelve months. Assuming completion of this offering and the second phase of the Chrysson acquisition, the Chrysson Parties will own 22.1% of the Units of the Operating Partnership.

         As noted on page 17, we have a right of first refusal to acquire any properties that the Chrysson Parties may develop in the future. We may acquire such properties, but only if a majority of the members of our Board of Directors who have no interest in the transaction approve such an acquisition.

TRANSACTIONS WITH MANAGEMENT

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

         In July 1997, we entered into substantially identical employment agreements with D. Scott Wilkerson (President) and Philip S. Payne (Executive Vice President and Chief Financial Officer). These four year agreements, subject to automatic annual renewal for additional one year periods extending the term to a maximum of ten years, provide for initial annual base salaries of $139,920, annual discretionary bonus as determined by the Board of Directors, and participation in an incentive compensation plan we intend to establish, along with specified death and disability benefits. The agreements provide for severance payments equal to base salary for the remaining term of the contract (excluding any unexercised renewal periods) in the event of termination without cause. Alternatively, in the event of change in control of the Company, the agreements provide for payments of three times base salary, discretionary bonus and annual bonus, along with a lump sum cash payment of the benefit the executive would otherwise have received had all stock options and other stock based compensation been fully vested, been exercised and become due and payable.

          Also in July 1997, we entered into an employment agreement with Pamela
B. Novak, Vice President, Controller and Chief Accounting Officer of the Company. The two year agreement is substantially identical to the agreements signed by Messrs. Wilkerson and Payne, except that such agreement provides for a base salary of $90,000 and limits severance payments to no more than the greater of the then remaining term of the agreement or one year's total compensation.

LOANS TO OFFICERS

         The Company loaned $27,000 each to two executive officers to enable them to purchase shares of our common stock. These amounts are outstanding as of September 30, 1997.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information regarding beneficial ownership of our common stock as of November 4, 1997, (i) by each person who we know to own beneficially more than 5% of our common stock (none),
(ii) by each of our directors as of the close of this offering, (iii) by each of the Named Executive Officers (D. Scott Wilkerson and Philip S. Payne) and (iv) by all directors and executive officers as a group as of the close of this offering.



                                                                      Shares Beneficially Owned
              Directors, Officers and                      Before offering                 After offering
             Five Percent Shareholders                     Number Percent                  Number Percent

B. Mayo Boddie                                                88,930    2.8%               88,930  1.5%
D. Scott Wilkerson (1)                                        77,070    2.4%               77,070  1.3%
Philip S. Payne (1)                                           77,070    2.4%               77,070  1.3%
William H. Stanley                                             3,000     **                 3,000  **
Donald R. Pesta, Jr.                                             500     **                   500  **
Paul G. Chrysson (2)                                               -     **                     -  **
W. Michael Gilley (2)                                          1,100     **                 1,100  **
All directors and executive officers as a group              296,351    9.2%              296,351  4.9%
(9 persons) (3)

** Less than 1%.

(1) Number and percent of shares beneficially owned includes exercisable options for 37,500 shares. Messrs. Payne and Wilkerson each own 41 shares (representing in the aggregate a 2.5% economic interest) of the Class A (voting) stock of BNP Management, Inc., our unconsolidated subsidiary.

(2) Number and percent of shares beneficially owned excludes 170,496 Units owned by Mr. Chrysson and 160,766 Units owned by Mr. Gilley, which are convertible at the option of the holder into shares of common stock following the expiration of a one year lock-up period. Also excludes 18,136 Units that will be issued to Mr. Chrysson and 17,101 Units that will be owned by Mr. Gilley on November 30, 1998 and 18,136 Units that will be issued to Mr. Chrysson and 17,101 Units that will be issued to Mr. Gilley on November 30, 1999, all of which will be issued subject to a one year lock-up period.

(3) Number and percent of shares beneficially owned includes exercisable options for 105,000 shares, of which 82,500 are held by directors and officers.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Our Articles of Incorporation give us the authority to issue up to
100.0 million shares of common stock and 10.0 million shares of preferred stock. The par value of both the common and preferred stock is $.01 per share. Under Maryland law, shareholders generally are not responsible for a corporation's debts or obligations. Upon completion of this offering, we will have 5,923,741 shares of common stock issued and outstanding (6,343,741 shares if the underwriters exercise their over-allotment option in full). This does not include shares issuable upon the redemption of any Units or shares issuable under currently outstanding options or warrants held by officers and directors or shares which may be issued under our Dividend Reinvestment and Stock Purchase Plan. No shares of preferred stock are issued or outstanding.

COMMON STOCK

         Our Board of Directors previously authorized us to issue all of the currently outstanding common stock. The Board has also authorized the issuance of the stock we are now selling. The common stock we have previously sold has been fully paid for and is nonassessable. When we issue the stock in this offering and you pay for it, we will also consider the common stock you are buying to be fully paid for and nonassessable. Nonassessable means that we cannot ask you for more money for the stock after you have purchased it.

         As a holder of common stock, you will be entitled to receive distributions based on common stock if our Board of Directors declares such distributions. However, because we have the authority under our Articles of Incorporation to issue preferred stock, your rights to receive distributions may be subordinated to the rights of any preferred stock we issue in the future. In any liquidation, each outstanding common share entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilitiess and any preferential distributions owed to preferred shareholders. We have paid quarterly distributions on the common stock since the period ending June 30, 1987, and we intend to continue to pay quarterly distributions.

         Holders of common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Unless a law requires otherwise, or as our Articles of Incorporation may provide with respect to preferred stock, the holders of common stock will possess exclusive voting power. See "-- Ownership Limitations and Restrictions on Transfers." There is no cumulative voting in the election of directors. This means that the holders of a majority of the common stock can elect all of the directors and the holders of the remaining common stock could not elect any director.

         As a common shareholder in the Company, you will have no conversion, sinking fund or redemption rights, or preemptive rights. A conversion feature is one where a shareholder has the option to convert his shares to a different security, such as debt or preferred stock. A sinking fund or redemption right is one where a shareholder will have the right to redeem his shares (for cash or other securities) at some point in the future. Sometimes a redemption right is paired with an obligation of the company to create an account to deposit money into to fund the redemption (I.E., a sinking fund). Preemptive rights are rights granted to shareholders to subscribe for a percentage of any other securities we may offer in the future based on the percentage of shares owned.

         We will furnish you with annual reports containing audited consolidated financial statements. The financial statements will contain an opinion of our independent public accountants. We will also furnish you quarterly reports for the first three quarters of each year. These reports will contain unaudited financial information.

         All common stock will have equal distribution, liquidation and voting rights.

         The Maryland General Corporate Law generally prohibits us from merging with another corporation if we will not be the surviving entity in the merger. Maryland law also generally prohibits us from selling all or most of our assets. We can enter into these transactions, however, if our Board of Directors adopts a resolution declaring the proposed transaction advisable and a majority of shareholders entitled to vote approves the transaction.

         The common stock is listed on the American Stock Exchange. The transfer agent and registrar for the common stock is First Union National Bank of North Carolina.

PREFERRED STOCK

         Under our Articles of Incorporation, our Board of Directors has the authority to issue one or more series of preferred stock. Prior to issuing shares of each series, the Maryland General Corporate Law and our Articles of Incorporation require the Board of Directors to fix the terms for each series. Such terms could include the right to receive distributions and liquidation payments before such can be made on the common stock. The Board of Directors could authorize terms that could discourage a takeover or other transaction that might be in the common shareholders' best interests. As of the date of this prospectus, we have not issued any preferred stock, and we have no present plans to do so.

OWNERSHIP LIMITATIONS AND RESTRICTIONS ON TRANSFERS

         To maintain our REIT qualification, no less than six persons can own 50% or more in value of our outstanding common stock during the last half of a taxable year. Additionally, at least 100 persons must own the common stock during at least 335 days per year. See "Federal Income Tax Considerations -- Requirements for Qualification" beginning on page 79. To help ensure we meet these tests, our Articles of Incorporation provide that no person may own more than 9.8% of our issued and outstanding capital stock. For purposes of this provision, the Company treats corporations, partnerships, groups within Section 13(d)(3) of the Securities Exchange Act of 1934 and other entities as single persons. The Board of Directors has discretion to waive this ownership limit if they receive evidence that the changes in ownership will not jeopardize our REIT status. The consequences of violating these limits are spelled out under the heading "Risk Factors -- Possible Adverse Consequences of Limits on Ownership of Shares" on page 19.

         The restrictions on transferability and ownership will not apply if the Board of Directors and the shareholders holding two-thirds of our outstanding shares of capital stock determine that it is no longer in our best interest to be a REIT. We have no intention to seek to change our REIT status.

         All certificates representing shares of common stock bear a legend referring to the restrictions described above.

         If you own more than 5% of our common stock or preferred stock, you must file a written notice with us no later than January 30 of each year. This notice should contain your name and address, the number of shares of common stock or preferred stock you own and a description of how you hold the shares. In addition, you will be required, if we ask, to disclose to us in writing any information we need in order to determine the effect of your ownership of such shares on our status as a REIT.

         These ownership limitations could have the effect of precluding a third party from obtaining control over the Company unless the Board of Directors and the shareholders determine that maintaining REIT status is no longer desirable.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Maryland corporation law and our Articles of Incorporation exculpate each director and officer in actions by the Company or by shareholders in derivative actions from liability unless the director or officer has received an improper personal benefit in money, property or service or he has acted dishonestly, as established by a final judgment of a court.

         The Articles of Incorporation also provide that we will indemnify a present or former director or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, director or other similar capacity. However, Maryland law prohibits indemnification if it is established that:

o the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

o the director or officer actually received an improper personal benefit in money, property or services; or

o in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

In addition, under Maryland law, to indemnify a director or officer we would also have to obtain (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (ii) a written statement that he will repay the amounts we advance if it shall ultimately be determined that the standard of conduct was not met.

         The exculpation and indemnification provisions in the Articles of Incorporation have been adopted to help induce qualified individuals to agree to serve on behalf of the Company by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. Such exculpation and indemnification provisions have been adopted, in part, in response to a perceived increase in shareholders' litigation alleging director and officer misconduct. You should be aware, however, that these provisions in our Articles of Incorporation and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions.

         The above indemnification provisions could operate to indemnify directors, officers or other persons who exert control over us against liabilities arising under the Securities Act of 1933. Insofar as the above provisions may allow that type of indemnification, the Securities and Exchange Commission has informed us that, in their opinion, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                        SHARES AVAILABLE FOR FUTURE SALE

         As of November 4, 1997, we had 3,123,741 shares of our common stock issued and outstanding. After we issue all of the shares we sell in this offering, we will have 5,923,741 shares of common stock issued and outstanding. If the underwriters exercise their over-allotment in full, that figure will be 6,343,741. An additional 280,000 shares of common stock are subject to options granted to some of our employees and n directors. Furthermore, we have reserved 248,000 shares for issuance under the Dividend Reinvestment and n Stock Purchase Plan and 43,438 pursuant to the earn-out provision relating to the purchase of BT Venture Corporation. We expect to issue these 43,438 shares on January 2, 1998.

         After the close of this offering, all of our outstanding common stock will be freely tradeable exceptn for restricted shares and shares owned by affiliates. A restricted share is one issued pursuant to an exemption from the registration requirements of the Securities Act. An affiliate is any person who directly or indirectly controls, is controlled by, or is under common control with, an issuer. Boddie-Noell Properties' affiliates may include our directors, executive officers and persons directly or indirectly owning 10% or more of our outstanding common stock. Holders of restricted stock may sell their shares only pursuant to an effective registration statement or an exemption from the Securities Act's registration requirements and from applicable state securities laws.

         Absent an effective registration statement, resales by our affiliates of restricted and unrestricted common stock, and sales by non-affiliates of restricted stock, are subject to the SEC's Rule 144. Rule 144 contains:

o        volume limitations;

o rules concerning the aggregation of shares for purposes of the volume limitations;

o        a requirement that transactions occur through a broker;

o        a requirement that restricted shares be held for a certain period;

o        notice filing requirements; and

o requirements concerning publicly available information about Boddie-Noell Properties.

Rule 144 provides that restricted shares must be held for at least one year before a holder of restricted securities can sell his shares using the safe harbor provided by Rule 144. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three month period, sell more than the greater of:

(i)      one percent of the issuer's then outstanding shares or

(ii) the average weekly reported trading volume during the four calendar weeks preceding each sale.

A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the above requirements. An affiliate, however, must always comply with the restrictions of Rule 144, unless a registration statement registering the offering by such affiliate is current and in effect.

         We are unable to predict the effect that sales made under Rule 144 may have on the prevailing market price of our the common stock. Sales of substantial amounts of restricted stock in the public market (or the perception that such sales could occur) might adversely affect prevailing market prices for the common stock.

               PARTNERSHIP AGREEMENT OF THE OPERATING PARTNERSHIP

         WE ORGANIZED THE OPERATING PARTNERSHIP UNDER THE DELAWARE REVISED UNIFORM LIMITED PARTNERSHIP ACT, AS AMENDED. THE FOLLOWING SUMMARY OF THE PROPOSED PARTNERSHIP AGREEMENT IS QUALIFIED BY REFERENCE TO THE ACTUAL PARTNERSHIP AGREEMENT. WE HAVE FILED A COPY OF THE PARTNERSHIP AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

GENERAL

         Previously, on page 23, we told you about our conversion to an UPREIT form of organization. We will conduct substantially all of our activities through the Operating Partnership. The Operating Partnership is a Delaware limited partnership. Boddie-Noell Properties, as the sole general partner, has the exclusive power to manage and conduct the business of the Operating Partnership, and has the rights and powers permitted to the general partner of a Delaware limited partnership. In addition to other rights, investors who hold Units in the Operating Partnership have such rights and powers as are reserved to limited partners under Delaware law, but have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership. The limited partners do not have the right to remove us as the general partner.

         The Operating Partnership agreement provides that we shall not, without the consent of a majority of the holders of Units, engage in any transaction that would cause it to terminate the Operating Partnership. Nor can we, in our capacity as the general partner, authorize the partnership to make a general assignment for the benefit of creditors. We cannot institute any proceeding for bankruptcy or cause the Company to be dissolved or liquidated. We must hold substantially all of our property through the Operating Partnership.

ALLOCATION OF DISTRIBUTIONS, PROFITS AND LOSSES

         The Operating Partnership agreement provides, except as noted below, that the net operating cash of the Operating Partnership available for distribution, as well as net sales and refinancing proceeds, will be distributed from time to time as determined by the Company (but not less frequently than quarterly), pro rata in accordance with the partners' percentage interests. Profits and losses for tax purposes will also generally be allocated among the partners in accordance with their percentage interests, subject to compliance with applicable laws, such as those noted under "Federal Income Tax Considerations -- Other Tax Considerations -- TAX ALLOCATIONS WITH RESPECT TO OUR PROPERTIES" on page 88.

TRANSFERABILITY OF INTERESTS

         The proposed Operating Partnership agreement generally provides that we may not withdraw from the Operating Partnership, or transfer or assign our interest in the Operating Partnership. The limited partners, on the other hand, generally may transfer all or a portion of their interests in the Operating Partnership to a transferee. No person receiving such a transfer, however, will be admitted to the Operating Partnership as a substitute limited partner having the rights of a limited partner without our consent. Additionally, the transferee must meet certain other conditions, including agreeing to be bound by the terms and conditions of the Operating Partnership agreement.

ADDITIONAL CAPITAL CONTRIBUTIONS; ISSUANCE OF ADDITIONAL PARTNERSHIP INTERESTS

         The Operating Partnership agreement does not require any limited partner to make additional capital contributions to the Operating Partnership. We, however, will be obligated to make certain additional capital contributions to the Operating Partnership in connection with the issuance of additional Units to the Company.

         The proposed Operating Partnership agreement authorizes us to issue additional Units for any partnership purpose and for such capital contributions and other considerations as we shall determine. The issuance of additional Units to us, however, is subject to certain limitations. First, we may not issue additional Units to ourselves unless we issue the additional Units to all partners in proportion to their respective partnership interests. Alternatively, we may issue additional Units to ourselves in connection with our issuing capital stock, provided that the proceeds of the capital stock issuance are contributed to the Operating Partnership as an additional capital contribution.

         If we issue additional capital stock and make a capital contribution to the Operating Partnership, the capital contribution must be in an amount equal to the proceeds we receive from the issuance of the additional capital stock. The Operating Partnership will then issue additional Units with similar designations, preferences and rights to the capital stock we issued. For example, if we issue 6% preferred stock, the Operating Partnership must issue 6% preferred Units. If additional partnership interests are issued, the partnership interests of all existing partners of the Operating Partnership will be diluted proportionately.

REDEMPTION OF OPERATING PARTNERSHIP UNITS

         The Operating Partnership will be obligated to redeem each Unit at the request of the holder after a period of at least one year from issuance for cash equal to the then fair market value of each share of common stock at the time of such redemption. We may, however, elect to acquire such Unit for one share of common stock or an amount of cash of the same value. We presently anticipate that we will elect to issue common stock in connection with each such redemption, rather than paying, or having the Operating Partnership pay, cash. If, however, Units are redeemed for cash, such redemption will be at the fair market value of the Units. With each such redemption, our percentage ownership interest in the Operating Partnership will increase.

INDEMNIFICATIONS AND FIDUCIARY STANDARDS

         The Operating Partnership agreement provides that the general partner, and each person designated or delegated by the general partner, will discharge his duties in a manner reasonably believed to be in the best interests of the Operating Partnership. The agreement also provides that all such individuals will be indemnified and held harmless by the Operating Partnership for any act performed for or on behalf of the Operating Partnership, or in furtherance of the Operating Partnership's business. However, such individual must have acted in a manner which he believed to be in the best interests of the Operating Partnership, and with respect to any criminal action, the individual must have had no reasonable cause to believe his conduct was unlawful. No indemnification will be made if such individual is adjudged liable to the Operating Partnership unless a court shall determine that such individual is nevertheless entitled to indemnity. The Operating Partnership agreement also provides that no such individual will have personal liability to the Operating Partnership and its partners for monetary damages for breach of a fiduciary duty except (i) for a breach of a duty of loyalty or (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law.

TAX MATTERS PARTNER

         As provided in the Operating Partnership agreement, the Company is the tax matters partner of the Operating Partnership. This means that we make whatever tax elections must be made under the Internal Revenue Code.

OPERATIONS

         The Operating Partnership agreement requires the partnership to be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT and to avoid any Federal income tax liability.

         Under the Operating Partnership agreement, the Operating Partnership will assume and pay, or reimburse us for payment of, all expenses incurred relating to the ownership and operation of, or for the benefit of, the Operating Partnership. The Operating Partnership will also be responsible for all costs and expenses relating to the formation, continuity of existence and operations of Boddie-Noell Properties.

TERM

         The term of the Operating Partnership continues until December 31, 2097, or until sooner dissolved pursuant to the terms of the proposed Operating Partnership agreement.

EXERCISES OF STOCK OPTIONS

         If options that we have granted are exercised, the Operating Partnership Agreement requires us to contribute to the Operating Partnership as an additional contribution the exercise price we receive. For any given number of shares, we will thus receive less than their fair value (assuming the option holder exercises when the fair value exceeds the option price). We will receive from the Operating Partnership, in exchange for the proceeds we contribute, additional Units equal to the number of shares we issued, even though we will not be paying the full fair value for those Units. Under the terms of the proposed Operating Partnership agreement, we will be deemed to have contributed the fair value of the Units.

OTHER

         The Operating Partnership agreement provides that all of our business activities must be conducted through the Operating Partnership or subsidiary partnerships or corporations.

         The Operating Partnership is authorized to enter into transactions with partners or their affiliates, as long as the terms of such transactions are fair and reasonable, and no less favorable to the Operating Partnership than would be obtained from an unaffiliated third party.

                        FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of certain federal income tax considerations to Boddie-Noell Properties, Inc. and its shareholders relating to this Registration Statement and the treatment of Boddie-Noell Properties, Inc. as a REIT is based on current law, is for general purposes only, and is not tax advice. The summary is not intended to represent a detailed description of the federal income tax consequences applicable to a particular shareholder in view of such shareholder's particular circumstances nor is it intended to represent a detailed description of the federal income tax consequences applicable to certain types of shareholders subject to special treatment under the federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States). The summary is based on current provisions of the Internal Revenue Code (the "Code"), current and proposed Treasury Regulations, court decisions, and other administrative rulings and interpretations. All of these sources are subject to change, and these changes may be applied retroactively. We cannot provide any assurance that any such change, future provisions of the Code or other legal authorities will not alter significantly the tax considerations we describe in this summary.

         FOR PURPOSES OF READING THIS SECTION ONLY, WHEN WE REFER TO BODDIE-NOELL PROPERTIES, INC. OR TO OURSELVES IN THE FIRST PERSON, WE ARE REFERRING TO THE REIT ENTITY INCORPORATED IN MARYLAND AND NOT THE OPERATING PARTNERSHIP AND THE MANAGEMENT COMPANY.

EACH INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE OFFERED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, OR SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

         Beginning with our taxable year ended December 31, 1987, we have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that beginning with such taxable year we have been organized and have operated in a manner to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, though no assurance can be given that we have operated or will operate in a manner so as to qualify or remain qualified.

         The sections of the Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations, and administrative and judicial interpretations of Code provisions and regulations. We have not requested a ruling from the Internal Revenue Service ("IRS") with respect to any issues relating to our qualification as a REIT, and therefore, we can provide no assurance that the IRS will not challenge our REIT status.

         Alston & Bird LLP has acted as tax counsel to us in connection with this offering and our election to be taxed as a REIT. Alston & Bird LLP is of the opinion that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for our taxable years ended December 31, 1987 through 1996, and that we are in a position to continue our qualification as a REIT within the definition of Section 856(a) of the Code for the taxable year that will end December 31, 1997. This opinion is based solely on the factual representations we made to Alston & Bird LLP concerning our business operations and our properties and they have not independently verified these facts. In addition, our qualification as a REIT at any time during 1997 is dependent, among other things, upon our meeting the requirements of Section 856(a) of the Code throughout the year and for the year as a whole. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy the REIT requirements.

FEDERAL INCOME TAXATION OF BODDIE-NOELL PROPERTIES, INC.

         If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that is currently distributed to our shareholders. The REIT provisions of the Code generally allow a REIT to deduct distributions paid to its shareholders, substantially eliminating the federal "double taxation" on earnings (once at the corporate level when earned and once again at the shareholder level when distributed) that usually results from investments in a corporation. Nevertheless, we will be subject to federal income tax as follows:

         First, we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains.

         Second, we may be subject to the "alternative minimum tax" as a consequence of our items of tax preference under certain circumstances.

         Third, if we have net income from "foreclosure property" held primarily for sale to customers in the ordinary course of business, including income from the sale or other disposition of such property, we will be subject to tax at the highest corporate rate on such income to the extent that it does not constitute qualifying income for purposes of the 75% income test.

         Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property that is held primarily for sale to customers in the ordinary course of business but that is not foreclosure property), we will be subject to a 100% tax on such income.

         Fifth, if we fail to satisfy either the 75% or 95% gross income test (discussed below) but have nonetheless maintained our qualification as a REIT because certain other safe harbor requirements have been met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail either the 75% or 95% test multiplied by a fraction intended to reflect our profitability.

         Sixth, if we fail to distribute each year at least the sum of:

         (i) 85% of our ordinary income for such year;

         (ii) 95% of our capital gain net income for such year; and

         (iii) any undistributed taxable income from prior periods, then we will be subject to a 4% excise tax on the excess of the required distribution over the "distributed amount" (i.e., the sum of the deduction for dividends paid (computed without regard to that portion of such deduction that is attributable to the net income from foreclosure property) and the amount of any tax imposed on our taxable income or net capital gains).

         Seventh, if we acquire any asset from a corporation generally subject to full corporate-level tax in a carryover-basis transaction and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, then to the extent of the excess of (i) the fair market value of the asset at the time we acquired it over
(ii) our adjusted basis in the asset at the time we acquired it, we will be subject to tax at the highest regular corporate rate and will be required to distribute to our shareholders at least 95% of the after-tax gain pursuant to guidelines issued by the IRS.

REQUIREMENTS FOR QUALIFICATION

         To qualify as a REIT, we must elect to be treated as a REIT and must meet the requirements, discussed below, relating to our organization, sources of income, and nature of assets.

ORGANIZATIONAL REQUIREMENTS

                         The Code defines a REIT as a corporation, trust or
association that:

         i)         is managed by one or more trustees or directors;

         ii) uses transferable shares or transferable certificates to evidence beneficial ownership;

         iii) would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;

         iv) is neither a financial institution nor an insurance company within the meaning of the applicable provisions of the Code;

         v)         has at least 100 persons as beneficial owners;

         vi) during the last half of each taxable year, is not closely held, i.e., not more than 50% of the value of the outstanding stock is owned, directly or indirectly, by five or fewer shareholders;

         vii) files an election to be taxed as a REIT on its return for each taxable year; and

         viii) satisfies the 95%, 75% and 30% income assets and the 75%, 25%, 10% and 5% asset tests, all of which are described below.


The Code provides that conditions (i) through (iv) must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (v), certain pension funds and other tax-exempt entities are treated as persons. For purposes of condition
(vi), on the other hand, the beneficiaries of a pension or profit-sharing trust under Section 401(a) of the Code are treated as REIT shareholders. In addition, our Articles of Incorporation currently include certain restrictions regarding transfer of our common stock, which are intended (among other things) to assist us in continuing to satisfy conditions (v) and (vi) noted above.

         In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of satisfying the REIT criteria of Section 856 of the Code, including the gross income tests and asset tests. Thus, after we convert to an UPREIT, our proportionate share of the assets, liabilities, and items of income of the Operating Partnership will be treated as our assets, liabilities, and items of income for purposes of applying and meeting the various REIT requirements. In addition, Operating Partnership's proportionate share of the assets, liabilities, and items of income with respect to any partnership in which it holds an interest would be considered assets, liabilities, and items of income of the Operating Partnership.

INCOME TESTS

         To maintain qualification as a REIT, we must meet three gross income requirements annually. First, we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions) from investments relating to real property, including investments in other REITs or mortgages on real property (including "rents from real property" and, in certain circumstances, interest). Second, we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) from the real property investments described in the preceding sentence or from dividends, interest, or gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (other than involuntary conversions and sales of foreclosure property) must represent less than 30% of our gross income (including gain from prohibited transactions). The Taxpayer Relief Act of 1997, enacted August 5, 1997 (the "Taxpayer Relief Act"), repeals the 30% gross income test for taxable years beginning after August 5, 1997. Accordingly, the 30% gross income test will not apply to us beginning with our taxable year ending December 31, 1998.

         Rents we receive or that we are deemed to receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person from the property but can be based on a fixed percentage of gross receipts or gross sales. Second, the Code provides that "rents from real property" excludes any amount received directly or indirectly from any corporation in which we own 10% or more of the total combined voting power of all classes of voting stock or 10% or more of the total number of shares of all classes of stock and from any other person in which we own an interest of 10% or more in the assets or net profits of such person. Third, rent attributable to personal property is generally excluded from "rents from real property," except where such personal property is leased in connection with such real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute "rents from real property" unless such services are customarily provided in the geographic area. Customary services that are not provided to a particular tenant (e.g. furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by the REIT. Where, however, such services are provided primarily for the convenience of the tenants and are provided to such tenants, such services must be provided by an independent contractor. However, pursuant to the Taxpayer Relief Act, beginning with our taxable year ending December 31, 1998, if we directly perform services to tenants of a property that are not usually and customarily provided or are considered rendered to the occupant and the value of such services (valued at not less than 150% of our direct cost of performing such services) is less than 1% of the total income derived from such property, then all rental income from such property other than such service income will qualify as rents from real property. In the event that an independent contractor provides such services, the REIT must adequately compensate any such independent contractor. Furthermore, the REIT must not derive any income from the independent contractor and the independent contractor may not own more than 35% of the REIT.

         We do not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rent attributable to such lease or receiving rent from related party tenants.

         We currently provide certain services with respect to our properties. Upon conversion to an UPREIT, we anticipate that the Operating Partnership will provide these same services. We believe that the services are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to the tenants. Therefore, we believe that the provision of such customary services will not cause rents received with respect to our properties to fail to qualify as "rents from real property." Services provided to the tenants primarily for their convenience will be provided by an independent contractor to avoid jeopardizing the qualification of rent as "rents from real property."

         Fees to perform property management services for apartment properties that we do not own will not qualify under the 75% or the 95% gross income tests. BNP Management, Inc., our non-consolidated subsidiary, receives these fees. In addition, we (or the Operating Partnership) may receive certain other types of income with respect to our properties that will not qualify for either of these tests. We believe, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause us to exceed the limits for non-qualifying income under the 75% and 95% gross income tests.

         If we fail one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under a certain provision of the Code. This relief provision generally will be available if: (i) our failure to meet such gross income tests is due to reasonable cause and not due to willful neglect; (ii) we attach a schedule of the nature and amount of each item of income to our federal income tax return; and (iii) the inclusion of any incorrect information on such schedule is not due to fraud with the intent to evade tax. We, however, cannot state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally receive exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above in "Federal Income Taxation of Boddie-Noell Properties, Inc.," even if this relief provision applies, a 100% tax would be imposed with respect to the part of our taxable income that fails the 75% or 95% tests. No similar mitigation provision provides relief if we fail the 30% gross income test. In such case, we would cease to qualify as a REIT (see "Recent Legislation").

ASSET TESTS

         At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables), and government securities. Second, not more than 25% of the value of our total assets may consist of securities (other than those securities includible in the 75% asset test). Third, not more than 5% of the value of our total assets may consist of securities of any one issuer (other than those securities includible in the 75% asset test). Fourth, not more than 10% of the outstanding voting securities of any one issuer may be held by us (other than those securities includible under the 75% asset test).

         Based on the foregoing, the 5% asset test generally must be met for any quarter in which we acquire securities of an issuer. Thus, this requirement must be satisfied not only on the date we acquire securities of BNP Management, Inc., but also each time we increase our ownership of securities of BNP Management, Inc. (including as a result of increasing our interest in the Operating Partnership as limited partners exercise their redemption rights).

         The Operating Partnership owns all of the nonvoting stock and 1% of the voting stock of BNP Management, Inc., which represents 95% of the equity of BNP Management, Inc. with the remainining equity interests currently owned by certain officers of Boddie-Noell Properties, Inc. We are considered to own our pro rata share of the assets of the Operating Partnership, including the securities of BNP Management, Inc. The Operating Partnership will not own more than 10% of the voting securities of BNP Management, Inc. and, therefore, we will not own more than 10% of the voting securities of BNP Management, Inc. In addition, we believe that our pro rata share of the value of the securities of BNP Management, Inc. will not exceed 5% of the total value of our assets. Our belief is based in part upon our analysis of the anticipated operating cash flows of BNP Management, Inc. No independent appraisals will be obtained to support this conclusion, and Alston & Bird LLP, in rendering its opinion regarding our qualification as a REIT, will rely on a representation by us with respect to the value of BNP Management, Inc. There, however, can be no assurance that the IRS will not contend that the value of the securities of BNP Management, Inc. exceeds the 5% value limitation.

         As noted above, the 5% value requirement must be satisfied at or within 30 days after the end of each quarter during which we increase our direct or indirect ownership of securities of BNP Management, Inc. (including as a result of increasing our interest in the Operating Partnership). Although we plan to take steps to ensure that we will satisfy the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps always will be successful or will not require a reduction in the Operating Partnership's overall interest in BNP Management, Inc.

         After initially meeting the asset tests at the close of each quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely because of changes in the market values of our assets. If we fail to satisfy the asset tests because of an acquisition of securities or other property during a quarter, we have the opportunity to cure the failure by disposition of sufficient securities (other than those securities includible in the 75% asset test) within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests. We also will take any other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

ANNUAL DISTRIBUTION REQUIREMENTS

         Even if we qualify as a REIT, we must meet the following annual distribution requirement to be taxed as a REIT. We must make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (a) the sum of (i) 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and by excluding our net capital gain) and (ii) 95% of the net income, if any, from foreclosure property in excess of the excise tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income. We must pay these distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of such prior year's 95% distribution requirement if one of the following two sets of criteria are satisfied: (i) the dividends were declared in October, November, or December, the dividends were payable to shareholders of record on a specified date in such a month, and the dividends were actually paid during January of the subsequent year; or (ii) the dividends were declared in the prior year before we timely file our federal income tax return for such year, the dividends were distributed in the twelve month period following the close of the prior year and not later than the first regular dividend payment after such declaration, and we elected on our tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year. Even if we satisfy this annual distribution requirement, we will be subject to tax at regular capital gains or ordinary corporate tax rates to the extent that we do not distribute all of our net capital gain or "REIT taxable income" as adjusted.

         We intend to make timely distributions sufficient to satisfy the 95% annual distribution requirement. In this regard, the proposed Operating Partnership Agreement authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

         We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 95% distribution requirement. It is possible, however, that we may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In such event, we may find it necessary to borrow funds to pay the required distribution or, if possible, pay taxable stock dividends in order to meet the distribution requirement.

EARNINGS AND PROFITS

         Throughout the remainder of this discussion, we frequently will refer to "earnings and profits." Earnings and profits is a concept used extensively throughout corporate tax law, but it is undefined in the Internal Revenue Code. Each corporation maintains an "earnings and profits" account that helps to measure whether a distribution originates from corporate earnings or from other sources. Distributions generally decrease the earnings and profits while income generally increases earnings and profits. If a corporation has positive earnings and profits, the distributions generally will be considered to come from corporate earnings. If a corporation has no earnings and profits, distributions generally will be considered a return of capital and then capital gain.

         There are current earnings and profits and accumulated earnings and profits. Current earnings and profits are based on current year items of income and expense. Accumulated earnings and profits generally represents the sum of all current and prior earnings and profits less distributions. To the extent that a corporation has both accumulated and current earnings and profits, distributions are deemed to come first from the current earnings and profits. To the extent that a corporation has a positive balance in current earnings and profits but not accumulated earnings and profits, or vice versa, any distributions will be deemed to reduce the positive earnings and profits balance.

         A corporation's current earnings and profits and its taxable income normally will not coincide. Generally, there are three main types of differences in the computation of earnings and profits and taxable income. First, some items that are excluded from taxable income are included in the earnings and profits account because they represent an accretion to the corporation which can be distributed without impairing the corporation's capital. For example, tax-free interest on municipal securities excluded from taxable income by a corporation is still available for distribution to shareholders and, therefore, increases a corporation's earnings and profits account. Second, there are some items that are deductible for purposes of computing taxable income but are not deductible in computing earnings and profits. For example, accelerated methods of depreciating property are available to many corporations. However, for purposes of computing earnings and profits, a corporation must use the straight-line depreciation method over an extended period of time. Third, some items that cannot be deducted in computing taxable income are deductible for purposes of determining earnings and profits. For example, a corporation may not deduct fines and kickbacks, but may nevertheless deduct them in computing earnings and profits because they impair a corporation's ability to make distributions.

         A REIT cannot have accumulated earnings and profits and remain qualified as a REIT. Therefore, in rendering their opinion regarding our qualification as a REIT, Alston & Bird LLP is relying on our representation that when we acquired BT Venture Corporation in October 1994 BT Venture Corporation did not have any accumulated earnings and profits. In the event that BT Venture Corporation did have accumulated earnings and profits and such earnings and profits were not distributed in accordance with the applicable REIT provisions, we would have ceased to qualify as a REIT upon our acquisition of BT Venture Corporation.

FAILURE TO QUALIFY

         If we fail to qualify as a REIT in any year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to shareholders will be dividends, taxable as ordinary income, except that, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

TAXATION OF U.S. SHAREHOLDERS

         When we use the term "U.S. Stockholder," we mean a holder of common stock that, for federal income tax purposes: (i) is a citizen or resident of the United States; (ii) is a corporation, partnership or other entity created or organized in or under the laws of the United States or of any of its political subdivisions; or (iii) is an estate or, subject to certain limitations, a trust, the income of which is subject to federal income taxation regardless of its source. For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. Stockholders will be taxed as discussed below.

DISTRIBUTIONS GENERALLY

         Distributions to U.S. Stockholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of our current or accumulated earnings and profits and, to that extent, will be taxable to shareholders as ordinary income. Because a REIT is not subject to tax on income distributed to its shareholders, the distributions made to corporate shareholders are not eligible for the dividends-received deduction. To the extent that we make a distribution in excess of the greater of our current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Stockholder's shares of common stock, and then the distribution in excess of the tax basis will be taxable as gain realized from the sale of the common stock. Dividends we declare in October, November, or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by us and received by the shareholders on December 31 of the year, provided that we actually pay the dividends during January of the following calendar year. Stockholders are not allowed to include on their own federal income tax returns any of our tax losses.

         We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we make up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed in "Federal Income Taxation of Boddie-Noell Properties, Inc." above.

CAPITAL GAIN DISTRIBUTIONS

         Distributions to U.S. Stockholders that we properly designated as capital gain distributions will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the shareholder has held his stock (see "Recent Legislation"). However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

CERTAIN DISPOSITIONS OF SHARES

         If you receive a capital gain dividend on shares of our common stock that you held for less than six months prior to the sale of such shares, any loss on the sale of such shares must be treated as a long-term capital loss to the extent of such capital gain dividend.

PASSIVE ACTIVITY LOSS AND INVESTMENT INTEREST LIMITATIONS

         You may not treat distributions we make to you or any gain from disposing of our common stock as passive activity income. Therefore, you will not be able to apply any "passive losses" against such income. Dividends we pay (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our common stock (or capital gain dividends) generally will be excluded from investment income unless you elect to have such gain taxed at ordinary income rates.

TREATMENT OF TAX-EXEMPT SHAREHOLDERS

         Distributions we make to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the shareholder has borrowed to acquire or carry our shares of common stock. Qualified trusts that hold more than 10% (by value) of the shares of pension-held REITs may be required to treat a certain percentage of such REIT's distributions as UBTI. This requirement will apply only if: (i) the REIT would not qualify as such for federal income tax purposes but for the application of a "look-through" for qualified trusts in the closely-held determination (see "Requirements for Qualification - ORGANIZATIONAL REQUIREMENTS"; and (ii) the REIT is "predominantly held" by qualified trusts. For purposes of the preceding sentence, a REIT is predominantly held by qualified trusts if either: (i) at least one qualified trust holds more than 25% by value of the REIT interests; or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests. The percentage of any REIT dividend treated as UBTI would equal the ratio of: (i) the gross income (less certain expenses) of the REIT derived from unrelated trades or businesses (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to
(ii) the gross income (less certain direct expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The restriction on ownership of common stock in our Articles of Incorporation generally will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing common stock.

SPECIAL TAX CONSIDERATIONS FOR NON-U.S. SHAREHOLDERS

         The rules governing United States income taxation of non resident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates (collectively, "Non-U.S. Stockholders") are complex. We only intend the following discussion to be a summary of these rules. This discussion is based on current law, which is subject to change, and assumes we will qualify for taxation as a REIT. Prospective n Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on an investment in our common stock, including any reporting requirements.

         If we make a distribution that is not attributable to gain from the sale or exchange by us of a United States real property interest and that we do not designate as a capital gain distribution, then a Non-U.S. Stockholder must treat the distribution as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a federal income tax equal to 30% of the gross amount of the dividend unless this tax is reduced by an applicable tax treaty. Such a distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Stockholder's basis in its common stock (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of common stock.

         Distributions by us that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as if the distributions were gains "effectively connected" with a United States trade or business. Accordingly, a Non-U.S. Stockholder will be taxed at the normal capital gain rates applicable to a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions that are taxable under FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax under an income tax treaty.

         Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to Non-U.S. Stockholders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of ordinary dividends paid out of earnings and profits. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions that were designated as capital gains dividends, will be treated as capital gain dividends for withholding purposes. A distribution in excess of our earnings and profits may be subject to 30% dividend withholding (unless such Non-U.S. Stockholder is entitled to a lower rate under an income tax treaty) or 10% FIRPTA withholding. If the amount of tax withheld by us with respect to a distribution to a Non-U.S. Stockholder exceeds the shareholder's United States tax liability with respect to such distribution, the Non-U.S. Stockholder may file for a refund of the excess from the IRS.

         Unless the common stock constitutes a "United States real property interest" within the meaning of FIRPTA, a sale of common stock by a Non-U.S. Stockholder generally will not be subject to federal income taxation. The common stock will not constitute a United States real property interest if we are a "domestically- controlled REIT." A domestically-controlled REIT is a REIT in which at all times during a specified testing period Non-U.S. Stockholders held, directly or indirectly, less than 50% in value of the REIT's shares. We anticipate that we will be a domestically-controlled REIT and therefore that a sale of common stock will not be subject to taxation under FIRPTA. However, because the common stock will be publicly traded, we cannot give assurance that we will continue to be a domestically-controlled REIT. If we were not a domestically- controlled REIT, a Non-U.S. Stockholder's sale of our common stock would be subject to tax under FIRPTA as a sale of a United States real property interest unless the common stock were "regularly traded" on an established securities market (such as the American Stock Exchange) on which the common stock will be listed and the seller owned no more than 5% of the common stock throughout the applicable testing period. If the gain on the sale of common stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to the gain (subject to applicable alternative minimum tax or a special alternative minimum tax in case of nonresident alien individuals). Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and if certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

         A purchaser of common stock from a Non-U.S. Stockholder will not be required to withhold under FIRPTA on the purchase price if our common stock is "regularly traded" on an established securities market or if we are a domestically-controlled REIT. Otherwise, a purchaser of common stock from a Non-U.S. Stockholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Our common stock is currently a "regularly traded" security on the American Stock Exchange. We believe that we qualify under both the "regularly traded" and the domestically-controlled REIT exceptions to withholding but cannot provide any assurance to that effect.

INFORMATION REPORTING REQUIREMENTS AND REQUIREMENTS AND BACKUP WITHHOLDING TAX

         Under certain circumstances, U.S. Stockholders may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, our common stock. Backup withholding will apply only if: (i) the payee fails to furnish his or her taxpayer identification number (which, for an individual, would be his or her Social Security Number) to the payor as required; (ii) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect; (iii) the IRS has notified the payee that such payee has failed to properly include reportable interest and dividends in the payee's return or has failed to file the appropriate return and has assessed a deficiency with respect to such underreporting; or (iv) the payee has failed to certify to the payor, under penalties of perjury, that the payee is not subject to withholding. In addition, backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

         U.S. Stockholders should consult their own tax advisors regarding their qualifications for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder's federal income tax liability.

         Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Stockholders. Non-U.S. Stockholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

OTHER TAX CONSIDERATIONS

GENERAL

         After we convert to an UPREIT structure, we will make substantially all of our investments through the Operating Partnership. The Operating Partnership may involve special tax considerations. Such considerations include: (i) the allocations of income and expense items of the Operating Partnership, which could affect the computation of our taxable income; (ii) the status of the Operating Partnership as a partnership

(as opposed to an association taxable as a corporation) for income tax purposes; and (iii) the taking of actions by the Operating Partnership that could adversely affect our qualification as a REIT.

         We intend for the Operating Partnership to be treated for federal income tax purposes as a partnership (and not as an association taxable as a corporation). Under recent regulations issued by the Treasury Department, an unincorporated entity can elect to be taxed as a corporation or a partnership. These regulations are referred to as the "check the box" regulations. The Operating Partnership will be classified and taxed as a partnership. Some commentators have expressed concern that the Treasury Department exceeded its authority in issuing the "check the box" regulations. If a court or other competent authority rules these regulations invalid, the Operating Partnership would presumably have to apply the test that was used prior to these regulations. Under this test, an organization formed as a partnership was treated as a partnership for federal income tax purposes only if it had no more than two of the following four corporate characteristics: (i) continuity of life; (ii) centralization of management; (iii) limited liability; and (iv) free transferability of interests. If the "check the box" regulations are declared invalid, we believe that the Operating Partnership would still be treated as a partnership for federal income tax purposes but we can provide no assurance that the Operating Partnership would so qualify. In the event that the Operating Partnership were treated as an association taxable as a corporation, we would fail to qualify as a REIT.

         If the Operating Partnership qualifies as a partnership for federal income tax purposes, the partners will be allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of a partnership and are potentially subject to tax thereon without regard to whether the partners receive a distribution from the partnership. Accordingly, we will include our proportionate share of the foregoing Operating Partnership items in the various REIT income tests and in the computation of our REIT taxable income. In addition, we will include our proportionate share of assets held by the Operating Partnership in the various REIT asset tests.

                               TAX ALLOCATIONS WITH RESPECT TO OUR PROPERTIES

         When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. That carryover basis is equal to the adjusted basis of the contributing partner in the property rather than a basis equal to the fair market value of the property at the time of contribution. Pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to such contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Book capital accounts are those maintained under Section 704(b) which requires that allocations among partners have substantial economic effect.

         The Operating Partnership will be formed by way of contributions of appreciated property. We expect that future contributions to the Operating Partnership in exchange for Units will take the form of appreciated property, as well. Consequently, the proposed Operating Partnership Agreement requires tax allocations to be made in a manner consistent with Section 704(c) of the Code.

         Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences for property contributed on or after December 21, 1993, including the retention of the "traditional method." We plan to utilize the "traditional method" of determining Section 704(c) allocations. The Operating Partnership's Book-Tax Difference may be substantial. With respect to properties contributed by partners other than Boddie-Noell Properties, Inc., these Book-Tax Differences and the use of the traditional method, may cause Boddie-Noell Enterprises, Inc. to recognize more ordinary income each year than we would if such transactions as the Chrysson acquisition were structured as purchases. This additional ordinary income would equal the reduction in the annual depreciation deduction caused by the Book-Tax Difference. In addition, if the Operating Partnership sells any property that has a Book-Tax Difference for an amount less than its adjusted Book Value, there may still be a taxable gain or any tax loss allocated to Boddie-Noell Properties, Inc. may be less than Boddie-Noell Properties' economic loss. This results in taxable income for Boddie-Noell Properties, Inc. more than its economic income. Although certain elections are available that would eliminate any such distortions by increasing the taxable income (but not the economic income) allocated to partners other than us, we do not expect the Operating Partnership to make such elections. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with REIT distribution requirements. See "Requirements for Qualification." The foregoing rules also apply with respect to our computation of earnings and profits. The result of such rules over time may result in a higher portion of our distributions being taxed as dividend income.

BNP MANAGEMENT, INC.

         We expect a portion of the amounts we will use to fund distributions to come from the Operating Partnership will come from distributions on stock of BNP Management, Inc. BNP Management, Inc. does not qualify as a REIT, and it will pay federal, state, and local income taxes on its taxable income at normal corporate rates. Any federal, state, or local income taxes that BNP Management, Inc. pays will reduce the cash available for distribution.

         As described above, the value of the stock of BNP Management, Inc. that is attributed to us cannot exceed 5% of the value of our assets at any time when a Unit holder in the Operating Partnership exercises his or her redemption right. See "Requirements for Qualification - ASSET TESTS." We believe that we currently satisfy this limit though this limitation may restrict the ability of BNP Management, Inc. to increase the size of its business unless the value of our assets is also increasing.

RECENT LEGISLATION

         You should be aware that the recently enacted Taxpayer Relief Act made numerous changes to the Internal Revenue Code, including reducing the maximum tax imposed on net capital gains from the sale of assets held for more than 18 months by individuals, trusts, and estates. As we have mentioned above, the Taxpayer Relief Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their shareholders.

         For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains on individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and such maximum rate is further reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For 15% bracket taxpayers, the maximum rate on net capital gains is reduced to 10%, and such maximum rate is further reduced to 8% for assets acquired and sold after December 31, 2000 and held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to a shareholder by Boddie-Noell Properties, Inc. will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by Boddie-Noell Properties, Inc.. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the Taxpayer Relief Act.

STATE AND LOCAL TAX

         We may be subject to state and local tax in various states and localities. Our shareholders also may be subject to state and local tax in various states and localities. The tax treatment to us and to our shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, before you buy our common stock, you should consult your own tax advisor regarding the effect of state and local tax laws on an investment in our common stock.

LEGAL PROCEEDINGS

         We are a party to a variety of legal proceedings arising in the ordinary course of business. In addition, we have become a successor party-in-interest to certain legal proceedings as a result of our acquisition of BT Venture Corporation. These matters arose in the ordinary course of BT Venture Corporation's business either as an owner of an apartment community or as a property management company. All of these matters, individually and in aggregate, are not expected to have a material adverse impact on the Company.

         In the event a claim were successful, we believe that we are adequately covered by insurance and indemnification agreements. We have insurance coverage on each of our apartment properties. Our restaurant properties are subject to an indemnification agreement whereby Enterprises, the lessee, is responsible for all claims arising from a restaurant property; in addition, Enterprises is required to provide insurance, which identifies the Company as a named insured, on each restaurant property. Each apartment property which is managed but not owned by us is covered by an insurance policy under which we are a named insured. As to claims to which we have become a successor party-in-interest to BT Venture Corporation, we received, as part of the acquisition of BT Venture Corporation, an indemnification agreement from the shareholders of BT Venture Corporation whereby we are, subject to certain limitations, indemnified from loss arising out of a claim against BT Venture Corporation.

UNDERWRITING

         Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement") among the Company and the underwriters (the "Underwriters"), each Underwriter named below has severally agreed to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the respective number of shares of common stock set forth opposite its name.



            Underwriter                                                            Number of Shares
            -----------                                                            ----------------
CIBC Oppenheimer Corp....................................................
J.C. Bradford & Co.......................................................
Interstate/Johnson Lane Corporation......................................
Davenport & Company LLC..................................................
 .........................................................................
 .........................................................................
 .........................................................................
         Total...........................................................

         The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

         The Underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at such price less a concession not in excess of $___ per share of common stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow, and such selected dealers may reallow, concessions not in excess of $___ per share to certain other dealers.

         The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to an aggregate of 420,000 additional shares of common stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of common stock to be purchased by it as shown on the above table bears to the total number of shares of common stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock offered hereby.

         Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase shares of common stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

         If the Underwriters create a short position in the common stock in connection with the offering (I.E., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the Underwriters may reduce the short position by purchasing common stock in the open market. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

         Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock or that such transactions, once commenced, will not be discontinued without notice.

         Subject to certain exceptions, the Company and its executive officers and directors have agreed that for a period of 180 days after the date hereof they will not sell, or otherwise dispose of, directly or indirectly, any common stock, any securities convertible into or exchangeable for common stock or any rights to purchase or acquire common stock without the prior written consent of the Underwriters.

         The Underwriters have agreed, however, that the Company does not need the consent of the Underwriters to issue stock options under stock option plans, common stock upon the exercise of stock options, warrants and SAR's previously granted, common stock pursuant to our dividend reinvestment and stock purchase plan and Units, exchangeable into shares of common stock, in connection with our acquiring a property.

         The Company has agreed to indemnify the Underwriters against certain liabilities, loss and expenses, including those under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

         CIBC Oppenheimer Corp. served as our financial advisor for the Chrysson acquisition. We paid them fees of approximately $600,000 for their work on this matter.

                                     EXPERTS

         The financial statements of Boddie-Noell Properties, Inc., at December 31, 1996 and for the year then ended and the Combined Statement of Revenue and Certain Operating Expenses of Acquired Properties for the year ended December 31, 1996, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The Balance Sheet of Boddie-Noell Properties, Inc. at December 31, 1995 and the statements of operations and of cash flows for the years ended December 31, 1995 and 1994 appearing in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

         Alston & Bird LLP, Raleigh, North Carolina will issue an opinion to us regarding certain legal matters. Rogers & Wells, New York, New York will issue an opinion as to certain legal matters for the underwriters.

                         BODDIE-NOELL PROPERTIES, INC.

                       INDEX TO THE FINANCIAL STATEMENTS


                                                                                                                          PAGE
                                                                                                                          ----
BODDIE-NOELL PROPERTIES INC.
     Report of Independent Auditors....................................................................................    F-2
     Balance Sheets as of December 31, 1995 and 1996 and September 30, 1997 (Unaudited)................................    F-4
     Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996 and for the Nine Months Ended
      September 30, 1996 and 1997 (Unaudited)..........................................................................    F-5
     Statements of Shareholders Equity for the Years Ended December 31, 1994, 1995 and 1996 and for the Nine Months
      Ended September 30, 1997 (Unaudited).............................................................................    F-6
     Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996 and for the Nine Months Ended
      September 30, 1996 and 1997 (Unaudited)..........................................................................    F-7
     Notes to the Financial Statements.................................................................................    F-8
     Schedule III -- Real Estate amd Accumulated Depreciation..........................................................   F-17

BODDIE-NOELL PROPERTIES, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
     Unaudited Pro Forma Condensed Consolidated Financial Information..................................................   F-20
     Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1997.................................   F-21
     Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 1996.....................   F-24
     Unaudited Pro Forma Consolidated Statement of Operations for the Nine Months Ended September 30, 1997.............   F-25

ACQUIRED PROPERTIES
     Report of Independent Auditors....................................................................................   F-28
     Combined Statements of Revenue and Certain Operating Expenses for the Year Ended December 31, 1996 and for the
      Nine Months Ended September 30, 1997 (Unaudited).................................................................   F-29
     Notes to the Combined Statements of Revenue and Certain Operating Expenses........................................   F-30

                         REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF
BODDIE-NOELL PROPERTIES, INC.


     We have audited the accompanying balance sheet of Boddie-Noell Properties, Inc. as of December 31, 1996, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. Our audit also includes the financial statement schedule as of and for the year ended December 31, 1996 included on pages F-17-F-19. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boddie-Noell Properties, Inc. at December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule as of and for the year ended December 31, 1996 when considered in relation to the basic 1996 financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                         Ernst & Young LLP

Charlotte, North Carolina
January 9, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF
BODDIE-NOELL PROPERTIES, INC.:


     We have audited the accompanying balance sheet of Boddie-Noell Properties, Inc. (a Delaware corporation) as of December 31, 1995, and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 1995 and 1994. Our audits also include the financial schedule included on page F-19. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boddie-Noell Properties, Inc. as of December 31, 1995, and the results of its operation and its cash flows for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.


     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The data on page F-19 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         ARTHUR ANDERSEN LLP

Charlotte, North Carolina,
  January 31, 1996.

                         BODDIE-NOELL PROPERTIES, INC.

                                 BALANCE SHEETS


                                                                                        DECEMBER 31
                                                                                ---------------------------    SEPTEMBER 30
                                                                                   1995            1996            1997
                                                                                -----------    ------------    ------------
                                                                                                               (UNAUDITED)
ASSETS
Real estate investments at cost:
  Apartment properties.......................................................   $55,315,686    $ 66,610,048    $ 67,140,687
  Restaurant properties......................................................    43,205,075      43,205,075      43,205,075
                                                                                -----------    ------------    ------------
                                                                                 98,520,761     109,815,123     110,345,762
  Less accumulated depreciation..............................................    (9,020,948)    (11,461,365)    (13,383,980)
                                                                                -----------    ------------    ------------
                                                                                 89,499,813      98,353,758      96,961,782
Cash and cash equivalents....................................................       700,863         842,604       1,406,892
Rent and other receivables...................................................       244,817          12,695          34,734
Prepaid expenses and other assets............................................       293,549         392,302         595,188
Investment in and advances to Management Company.............................       326,767         261,598         243,262
Notes receivable.............................................................            --              --       1,412,508
Other assets, net of applicable amortization:
  Intangible related to acquisition of management operations.................     2,560,254       2,744,912       2,841,438
  Deferred financing costs...................................................       725,713         828,113         709,794
                                                                                -----------    ------------    ------------
Total assets.................................................................   $94,351,776    $103,435,982    $104,205,598
                                                                                -----------    ------------    ------------
                                                                                -----------    ------------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage and other notes payable.............................................   $60,105,485    $ 70,295,957      71,340,252
Notes payable to affiliates..................................................     7,056,300       7,056,300       7,056,300
Accounts payable and accrued expenses........................................       129,908          15,549         556,475
Accrued interest on mortgages and other notes payable........................       269,373         335,871         337,273
Accrued interest on notes payable to affiliates..............................       132,231         125,518         128,933
Additional consideration due to former BTVC shareholders.....................       283,334         355,570         572,136
Escrowed security deposits and deferred revenue..............................       175,207         348,779         263,929
                                                                                -----------    ------------    ------------
                                                                                 68,151,838      78,533,544      80,255,298
SHAREHOLDERS' EQUITY:
Common stock, $.01 par value, 10,000,000 shares authorized, shares issued and outstanding: 3,123,741 at September 30, 1997; 3,074,647 at December 31,
  1996; 3,016,740 at December 31, 1995.......................................        30,167          30,746          31,237
Additional paid-in capital...................................................    33,785,335      34,522,816      35,163,033
Dividend distributions in excess of net income...............................    (7,615,564)     (9,651,124)    (11,243,970)
                                                                                -----------    ------------    ------------
Total shareholders' equity...................................................    26,199,938      24,902,438      23,950,300
                                                                                -----------    ------------    ------------
Total liabilities and shareholders' equity...................................   $94,351,776    $103,435,982    $104,205,598
                                                                                -----------    ------------    ------------
                                                                                -----------    ------------    ------------


                            See accompanying notes.

                         BODDIE-NOELL PROPERTIES, INC.

                            STATEMENTS OF OPERATIONS

                                                                                                     NINE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31                    SEPTEMBER 30
                                                     ----------------------------------------    --------------------------
                                                        1994          1995           1996           1996           1997
                                                     ----------    -----------    -----------    -----------    -----------
                                                                                                        (UNAUDITED)
REVENUES
Apartment rental income...........................   $3,889,277    $ 8,476,268    $ 9,790,713      7,209,401    $ 7,897,982
Restaurant rental income..........................    5,046,837      4,649,250      4,500,000      3,375,000      3,375,000
Management fees...................................      276,157        514,872             --             --             --
Equity in income of Management Company............           --         48,063        149,298        111,432        182,747
Interest and other income.........................       45,975         37,185         67,813         48,875        153,526
                                                     ----------    -----------    -----------    -----------    -----------
                                                      9,258,246     13,725,638     14,507,824     10,744,708     11,609,255
EXPENSES
Depreciation......................................    1,414,800      2,204,199      2,440,417      1,786,771      1,922,765
Amortization......................................      232,856        405,182        534,663        394,014        439,289
Apartment operations..............................    1,101,370      2,480,920      2,976,876      2,189,679      2,536,564
Administrative....................................      622,605      1,285,509        894,360        701,577        733,911
Property management and advisory fees.............      264,322             --             --             --             --
Interest on notes payable to affiliates...........      139,973        540,572        499,676        374,485        380,461
Interest -- other.................................    2,661,921      4,821,865      5,446,017      4,020,652      4,303,795
Write-off of deferred loan costs upon
  refinancing.....................................      141,582         37,723             --             --             --
Write-off of deferred acquisition costs...........      376,898        321,400             --             --             --
                                                     ----------    -----------    -----------    -----------    -----------
                                                      6,956,327     12,097,370     12,792,009      9,467,178     10,316,785
                                                     ----------    -----------    -----------    -----------    -----------
NET INCOME........................................   $2,301,919    $ 1,628,268    $ 1,715,815    $ 1,277,530    $ 1,292,470
                                                     ----------    -----------    -----------    -----------    -----------
                                                     ----------    -----------    -----------    -----------    -----------
PER SHARE DATA:
  NET INCOME......................................   $     0.80    $      0.54    $      0.57    $      0.42    $      0.42
                                                     ----------    -----------    -----------    -----------    -----------
                                                     ----------    -----------    -----------    -----------    -----------
  DIVIDENDS DECLARED..............................   $     1.24    $      1.24    $      1.24    $      0.93    $      0.93
                                                     ----------    -----------    -----------    -----------    -----------
                                                     ----------    -----------    -----------    -----------    -----------
  WEIGHTED AVERAGE SHARES OUTSTANDING.............    2,885,248      3,005,809      3,026,901      3,018,155      3,106,503
                                                     ----------    -----------    -----------    -----------    -----------
                                                     ----------    -----------    -----------    -----------    -----------

                            See accompanying notes.

                         BODDIE-NOELL PROPERTIES, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                   DIVIDEND
                                                             COMMON STOCK         ADDITIONAL     DISTRIBUTIONS
                                                         ---------------------      PAID-IN      IN EXCESS OF
                                                           SHARES      AMOUNT       CAPITAL       NET INCOME         TOTAL
                                                         ----------    -------    -----------    -------------    -----------
Balance at December 31, 1993..........................    2,850,000    $28,500    $31,462,322    $  (4,238,826)   $27,251,996
Common stock issued...................................      140,990      1,410      1,990,289               --      1,991,699
Dividends paid........................................           --         --             --       (3,577,705)    (3,577,705)
Net income............................................           --         --             --        2,301,919      2,301,919
                                                         ----------    -------    -----------    -------------    -----------
Balance at December 31, 1994..........................    2,990,990     29,910     33,452,611       (5,514,612)    27,967,909
Common stock issued...................................       25,750        257        332,724               --        332,981
Dividends paid........................................           --         --             --       (3,729,220)    (3,729,220)
Net income............................................           --         --             --        1,628,268      1,628,268
                                                         ----------    -------    -----------    -------------    -----------
Balance at December 31, 1995..........................    3,016,740     30,167     33,785,335       (7,615,564)    26,199,938
Common stock issued...................................       57,907        579        737,481               --        738,060
Dividends paid........................................           --         --             --       (3,751,375)    (3,751,375)
Net income............................................           --         --             --        1,715,815      1,715,815
                                                         ----------    -------    -----------    -------------    -----------
Balance at December 31, 1996..........................    3,074,647     30,746     34,522,816       (9,651,124)    24,902,438
Common stock issued (unaudited).......................       49,094        491        640,217               --        640,708
Dividends paid (unaudited)............................           --         --             --       (2,885,316)    (2,885,316)
Net income (unaudited)................................           --         --             --        1,292,470      1,292,470
                                                         ----------    -------    -----------    -------------    -----------
Balance at September 30, 1997 (unaudited).............    3,123,741    $31,237    $35,163,033    $ (11,243,970)   $23,950,300
                                                         ----------    -------    -----------    -------------    -----------
                                                         ----------    -------    -----------    -------------    -----------


                            See accompanying notes.

                         BODDIE-NOELL PROPERTIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                      NINE MONTHS ENDED
                                                           YEARS ENDED DECEMBER 31                      SEPTEMBER 30
                                                 --------------------------------------------    ---------------------------
                                                     1994            1995            1996            1996           1997
                                                 ------------    ------------    ------------    ------------    -----------
                                                                                                         (UNAUDITED)
OPERATING ACTIVITIES
Net income....................................   $  2,301,919    $  1,628,268    $  1,715,815    $  1,277,530    $ 1,292,470
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Equity in income of Management Company......             --         (48,063)       (149,298)       (111,432)      (182,747)
  Depreciation and amortization...............      1,647,656       2,609,381       2,975,080       2,180,785      2,362,054
  Write-off of deferred costs.................        518,480         359,123              --              --             --
  Changes in operating assets and liabilities:
     Rent and other receivables...............        (78,046)        248,489         232,122         237,345        (22,039)
     Prepaid expenses and other assets........         (5,584)        (66,088)        (58,783)       (130,466)      (197,941)
     Accounts payable and accrued expenses....        150,443        (204,726)        (54,574)        378,354        545,744
     Security deposits and deferred revenue...        (38,407)        (50,656)        139,941          97,377        (86,396)
                                                 ------------    ------------    ------------    ------------    -----------
Net cash provided by operating activities.....      4,496,461       4,475,728       4,800,303       3,929,493      3,711,145
INVESTING ACTIVITIES
Acquisitions of apartment properties..........    (18,055,659)             --     (10,666,580)    (10,666,580)            --
Acquisition of BT Venture Corp.,net...........        164,838              --              --              --             --
Additions to apartment properties.............       (161,294)       (525,516)       (561,114)       (426,035)      (480,788)
Payment of deferred acquisition costs.........       (677,006)       (156,401)             --              --             --
Investment in Management Company..............             --              --            (165)           (165)            --
Dividends received from Management Company....             --              --         158,293         126,977         97,687
Repayment from (advances to) Management
  Company.....................................             --        (150,000)         50,000              --        100,000
Investment in notes receivable................             --              --              --              --     (1,412,508)
                                                 ------------    ------------    ------------    ------------    -----------
Net cash used in investing activities.........    (18,729,121)       (831,917)    (11,019,566)    (10,965,803)    (1,695,609)
FINANCING ACTIVITIES
Proceeds from common stock issued through
  dividend reinvestment plan..................             --              --         243,628         106,026        432,269
Payment of dividends..........................     (3,577,705)     (3,729,220)     (3,751,375)     (2,805,568)    (2,885,316)
Proceeds from notes payable...................     53,600,000      33,925,000      10,650,000      10,650,000      1,412,508
Principal payments on notes payable...........    (34,449,203)    (33,646,771)       (459,528)       (340,978)      (368,213)
Payment of deferred financing costs...........       (509,599)       (444,320)       (321,721)       (321,721)       (42,496)
                                                 ------------    ------------    ------------    ------------    -----------
Net cash provided by (used in) financing
  activities..................................     15,063,493      (3,895,311)      6,361,004       7,287,759     (1,451,248)
                                                 ------------    ------------    ------------    ------------    -----------
Net increase (decrease) in cash and cash
  equivalents.................................        830,833        (251,500)        141,741         251,449        564,288
Cash and cash equivalents at beginning of
  period......................................        121,530         952,363         700,863         700,863        842,604
                                                 ------------    ------------    ------------    ------------    -----------
Cash and cash equivalents at end of period....   $    952,363    $    700,863    $    842,604    $    952,312    $ 1,406,892
                                                 ------------    ------------    ------------    ------------    -----------
                                                 ------------    ------------    ------------    ------------    -----------

                            See accompanying notes.

                         BODDIE-NOELL PROPERTIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING
POLICIES

     ORGANIZATION AND HISTORY. Boddie-Noell Restaurant Properties, Inc. (the "Company") was incorporated on April 1, 1987. On October 1, 1994, the Company changed its name to Boddie-Noell Properties, Inc.

     In April 1987, the Company acquired 47 existing Hardee's restaurant properties located in Virginia and North Carolina, operated by Boddie-Noell Enterprises, Inc. ("Enterprises") under franchise agreements with Hardee's Food Systems, Inc. Simultaneously with their purchase, the properties were leased to Enterprises under a master lease agreement.

     In June 1993 the Company acquired Paces Commons Apartments, a 336-unit apartment property in Charlotte, North Carolina. In June 1994 the Company acquired Oakbrook Apartments, a 162-unit apartment property in Charlotte, North Carolina. Effective October 1, 1994, the Company acquired by merger BT Venture Corporation ("BTVC"), an integrated real estate management, development and acquisition company and owner of the Latitudes Apartments, a 448-unit apartment property in Virginia Beach, Virginia. As of October 1, 1994, the Company succeeded to BTVC's third-party management business, terminated its advisory agreement with BNE Advisory Group, Inc., and began operations as a self-administered and self-managed real estate investment trust. In December 1994 the Company acquired Harris Hill Apartments, a 184-unit apartment property in Charlotte, North Carolina. In June 1996 the Company acquired Paces Village Apartments, a 198-unit apartment property in Greensboro, North Carolina.

     In May 1995 the Company formed BNP Management, Inc. (the "Management Company"). The Company has a 1 percent voting interest and 95 percent economic interest. This investment is recorded using the equity method of accounting.

     CAPITAL STOCK. In June 1995 the Company's shareholders approved amendments to the Company's bylaws and certificate of incorporation to allow the Board of Directors to authorize the issuance of up to an additional 90,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, issuable in series the characteristics of which would be set by the Board of Directors. As of December 31, 1996, no such shares have been authorized or issued.

     As of December 31, 1996, approximately 655,000 authorized shares of Common Stock are reserved for future issuance under the Company's Stock Option and Incentive Plan, Dividend Reinvestment and Stock Purchase Plan, and for contingent purchase price payments related to the acquisition of BTVC.

     REAL ESTATE INVESTMENTS. Apartment properties are carried at cost. Ordinary repairs and maintenance costs are expensed as incurred while significant improvements, renovations and replacements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are 40 years for buildings, 20 years for land improvements, 10 years for fixtures and equipment, and five years for carpet, vinyl, and wallpaper replacements. Restaurant properties, which include only real property, are carried at cost. Cost of repairs and maintenance and capital improvements are borne by Enterprises. Depreciation of the buildings is computed using the straight-line method over the estimated useful lives (40 years) of the respective properties.

     CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

     DEFERRED COSTS. The intangible asset related to the acquisition of management operations acquired by merger is amortized using the straight-line method over a period of ten years. Accumulated amortization on this asset totaled $314,000 and $630,000 at December 31, 1995 and 1996, respectively.

     Deferred acquisition costs represent costs incurred in connection with the proposed acquisition of properties and the associated offering costs. Such costs are deferred until the acquisition is consummated. Upon completion of the acquisition, the costs will be capitalized to the underlying assets and/or charged to shareholders' equity. When an acquisition is deemed not probable, the costs are charged to expense.

     Financing costs are deferred and amortized using the straight-line method over the terms of the related notes. Accumulated amortization on these assets totaled $61,000 and $280,000 at December 31, 1995 and 1996, respectively.

                         BODDIE-NOELL PROPERTIES, INC.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES -- Continued
     INCOME TAXES. The Company operates as and elects to be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code. Accordingly, the Company will not be subject to federal or state income taxes on amounts distributed to shareholders, provided it distributes at least 95 percent of its REIT taxable income and meets certain other requirements for qualifying as a REIT. Accordingly, no provision has been made for federal or state income taxes.

     NET INCOME PER SHARE. Net income per share is calculated based on the weighted average number of shares outstanding during each year. The potential dilutive effect of stock options in the computation of earnings per share is not material.

     FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions are used by the Company in estimating its fair value disclosures for financial instruments.

     Cash and cash equivalents: The carrying amount reported on the balance sheet for cash and cash equivalents approximates fair value.

     Notes payable: The fair value of the Company's fixed rate mortgage notes and variable rate notes payable is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates. The carrying amounts of the Company's borrowings under notes payable approximate fair value.

     USE OF ESTIMATES. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Depreciation amounts included in these financial statements reflect management's estimate of the life and related depreciation rates for rental properties. In addition, the carrying amount of the intangible asset related to acquisition of management operations reflects management's evaluation of the continuing value and useful life of this asset. Actual results could differ from these estimates.

     RECLASSIFICATIONS. Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentation. These reclassifications had no effect on net income or shareholders' equity as previously reported.


     INTERIM FINANCIAL DATA. The unaudited financial statements for the nine months ended September 30, 1996 and 1997 include all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the balance sheet and income statement for such interim periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1997.


NOTE 2. REAL ESTATE INVESTMENTS

     Real estate investments consist of the following:

                                                                                                     1995           1996
                                                                                                  -----------    -----------
Apartment properties
  Land.........................................................................................   $ 6,642,291    $ 7,892,291
  Buildings and land improvements..............................................................    46,517,150     56,152,512
  Fixtures, equipment and other personal property..............................................     2,156,245      2,565,245
  Less accumulated depreciation................................................................    (2,242,344)    (3,904,353)
                                                                                                  -----------    -----------
                                                                                                   53,073,342     62,705,695
Restaurant properties
  Land.........................................................................................    12,068,737     12,068,737
  Buildings and land improvements..............................................................    31,136,338     31,136,338
  Less accumulated depreciation................................................................    (6,778,604)    (7,557,012)
                                                                                                  -----------    -----------
                                                                                                   36,426,471     35,648,063
                                                                                                  -----------    -----------
                                                                                                  $89,499,813    $98,353,758
                                                                                                  -----------    -----------
                                                                                                  -----------    -----------

                         BODDIE-NOELL PROPERTIES, INC.

     The Company's policy is to capitalize those expenditures relating to acquiring new assets, materially enhancing the value of an existing asset, or substantially extending the useful life of an existing asset. Capitalized apartment property additions, replacements and improvements are summarized as follows:

                                                                 1994          1995         1996
                                                              -----------    --------    -----------
Property acquisitions through purchase.....................   $18,243,374    $     --    $10,666,580
Property acquisitions through merger.......................    21,950,000          --             --
Allocation of additional consideration for property
  acquisitions through merger..............................        16,667      66,668         66,668
Capitalized carpet, vinyl and wallpaper....................        91,434     210,430        201,776
Other property additions and improvements..................        53,193     315,085        359,338
                                                              -----------    --------    -----------
                                                              $40,354,668    $592,183    $11,294,362
                                                              -----------    --------    -----------
                                                              -----------    --------    -----------

NOTE 3. INVESTMENT IN AND ADVANCES TO MANAGEMENT COMPANY

     In May 1995 the Management Company was formed to provide management services to non-Company owned properties. The Company contributed approximately $119,000, primarily in office equipment, to the formation of the Management Company, and transferred the rights to certain third-party property leasing and management contracts to the Management Company for a 1 percent voting interest and 95 percent economic interest. The remaining interest in the Management Company is held by certain officers of the Company. Because the Company exercises significant influence over, but does not control the financial and operating policies of, the Management Company, the investment and related income are reflected in the accompanying financial statements using the equity method. At December 31, 1996, the Management Company provides leasing and property management services to nine apartment properties and two shopping centers owned by limited partnerships of which Boddie Investment Company ("BIC") is the general partner.

     During 1995 the Company advanced a total of $150,000 to the Management Company, of which $50,000 was repaid in 1996. These advances accrue interest at 12 percent. Interest on these advances totaled $9,700 and $16,900 in 1995 and 1996, respectively.

     Summary financial information of the Management Company at December 31 and for the eight months and twelve months ended December 31, 1995 and 1996, respectively, is as follows:

                                                                                   1995        1996
                                                                                 --------    --------
Current assets................................................................   $221,758    $181,583
Property and equipment, net...................................................    122,430      98,139
Other assets..................................................................      7,028       5,432
                                                                                 --------    --------
Total assets..................................................................   $351,216    $285,154
                                                                                 --------    --------
                                                                                 --------    --------

Current liabilities...........................................................   $ 21,919    $ 13,168
Advances and accrued interest due to the Company..............................    159,736     103,397
Shareholders' equity..........................................................    169,561     168,589
                                                                                 --------    --------
Total liabilities and shareholders' equity....................................   $351,216    $285,154
                                                                                 --------    --------
                                                                                 --------    --------

Revenues......................................................................   $327,488    $862,368
Operating expenses............................................................   (254,659)   (588,815)
Interest......................................................................     (9,736)    (16,897)
                                                                                 --------    --------
Net income before income taxes................................................     63,093     256,656
Provision for income taxes....................................................    (12,500)    (99,500)
                                                                                 --------    --------
Net income....................................................................   $ 50,593    $157,156
                                                                                 --------    --------
                                                                                 --------    --------

                         BODDIE-NOELL PROPERTIES, INC.

NOTE 4. NOTES PAYABLE

     Notes payable consist of the following:

                                                                                                     1995           1996
                                                                                                  -----------    -----------
Note payable to a bank in the principal sum of up to $25,500,000 due December 1998, interest on the outstanding principal balance payable monthly at an effective rate of 8.11%, secured by deeds of trust on 47 restaurant properties and assignment of rents under the Amended and
  Restated Master Lease Agreement for those restaurants. The principal balance of the loan may
  be prepaid, in whole or part, subject to certain restrictions and penalties..................   $23,250,000    $23,900,000
Fixed rate notes payable comprised of four loans, payable in monthly installments totaling approximately $287,000 including principal and interest at rates ranging from 7.86% to 8.55%, with maturities in 2000 (balloon of approximately $12,500,000) through 2025. The notes are
  secured by deeds of trust and assignments of rents of four apartment properties..............    36,855,485     36,441,534
Variable rate notes payable comprised of two loans ($8,600,000 and $1,400,000, respectively), payable in monthly installments of $6,511 applied to the principal balance of the $8,600,000 loan and interest at 30-day LIBOR plus 1.75% and 2.25% (7.3% and 7.8% at December 31, 1996), respectively, with maturities in 2002 and 1999, respectively. The notes are secured by deeds
  of trust and assignment of rents of three apartment properties...............................            --      9,954,423
Variable rate notes payable to affiliates comprised of two loans due May 1999, interest at the lower of 30-day LIBOR plus 1.5% (7.1% at December 31, 1996) or 8%, payable quarterly.
  Liability for these notes was assumed at the acquisition of BTVC.............................     7,056,300      7,056,300
                                                                                                  -----------    -----------
                                                                                                  $67,161,785    $77,352,257
                                                                                                  -----------    -----------
                                                                                                  -----------    -----------

     As of December 31, 1996, scheduled principal payments are approximately as follows: 1997 -- $495,000; 1998 -- $24,431,000; 1999 -- $9,026,000;
2000 -- $12,858,000; 2001 -- $389,000; thereafter -- $30,153,000.

     The loan agreement related to the $25,500,000 note payable to a bank includes covenants and restrictions relating to, among other things, specified levels of debt service coverage, leverage and net worth.

     During December, 1995, the Company applied $29,425,000 proceeds from fixed rate loans to retire a fixed rate mortgage note and pay off variable rate notes payable and a variable rate revolving line of credit totaling approximately $29,250,000. In conjunction with these refinancing transactions, unamortized loan costs of approximately $38,000 were charged to expense. In conjunction with these transactions the Company paid and recorded $266,000 and $183,000 in deferred loan costs in 1995 and 1996, respectively.

     During 1996 the Company financed the purchase of Paces Village Apartments through first and second deed of trust loans totaling $10,000,000 along with a draw of $650,000 from the Company's existing credit facility. In addition, deeds of trust related to Paces Commons Apartments and Oakbrook Apartments were modified to extend the terms of each note by five years. In conjunction with these transactions the Company paid and recorded $139,000 in deferred loan costs in 1996.

     Interest payments were as follows:

                                                                  1994          1995          1996
                                                               ----------    ----------    ----------
Payments to affiliates......................................   $   17,581    $  530,733    $  506,389
Payments to other lenders...................................    2,539,445     4,810,067     5,379,519
                                                               ----------    ----------    ----------
                                                               $2,557,026    $5,340,800    $5,885,908
                                                               ----------    ----------    ----------
                                                               ----------    ----------    ----------

                         BODDIE-NOELL PROPERTIES, INC.

NOTE 5. DIVIDEND DISTRIBUTIONS

     Dividend distributions totaling $1.24 per share were paid during 1994, 1995 and 1996. The allocation between non-taxable return of capital and taxable ordinary dividend income to shareholders was as follows.

                                                                             1994     1995     1996
                                                                             -----    -----    -----
Non-taxable return of capital.............................................   49.3%    51.8%    43.7%
Taxable ordinary dividend income..........................................   50.7%    48.2%    56.3%

     A regular quarterly dividend of $.31 per share was declared by the Board of Directors on January 14, 1997, payable on February 14, 1997, to shareholders of record on January 31, 1997.

NOTE 6. RENTAL OPERATIONS

     APARTMENT PROPERTIES. The Company leases its residential apartments under operating leases with monthly payments due in advance. The majority of the apartment leases are for terms of one year or less, with none longer than two years. Rental and other revenues are recorded as earned.

     RESTAURANT PROPERTIES -- MASTER LEASE AGREEMENT. In conjunction with the $25,500,000 loan agreement with a bank, in December 1995 the Company entered into an Amended and Restated Master Lease Agreement with Enterprises which extended the term of the original lease to an initial term ending in December 2007 and increased minimum annual rent to $4,500,000. Prior to amendment, the master lease required the lessee to pay minimum annual rent equal to an annualized rate of 8.0 percent of the aggregate purchase price of the properties ($3,459,433 in 1994 and 1995, respectively), and percentage rent of 9.875 percent of the quarterly aggregate net sales from restaurant operations on the properties less the aggregate minimum rent payable for such calendar quarter.

     As amended, the lease requires Enterprises to pay monthly installments of minimum annual rent equal to $4,500,000 and percentage rent at 9.875 percent of quarterly aggregate net sales from restaurant operations on the properties less minimum rent paid for such calendar quarter, subject to an annual calculation of the greater of minimum or percentage rent. In 1996 the Company received approximately $122,000 of excess rental payments, which have been recorded as deferred revenue at December 31, 1996.

     Enterprises is responsible for all taxes, utilities, renovations, insurance and maintenance expenses relating to the operation of the restaurant properties. The lessee may extend the lease for a maximum of three five-year renewal terms. Under certain conditions as defined in the agreement, Enterprises and the Company each have the right to substitute another restaurant property for a property covered by the lease. The master lease provides that after December 31, 2007 (the beginning of the first renewal period), Enterprises has the right to terminate the lease on up to five restaurant properties per year by offering to purchase them under specified terms. In addition, the Company and Enterprises have entered into a separate agreement which, after December 31, 1997, allows Enterprises to purchase under specified terms up to seven restaurant properties deemed to be uneconomic.

     The components of restaurant rental income were as follows:

                                                                  1994          1995          1996
                                                               ----------    ----------    ----------
Minimum rent................................................   $3,459,433    $3,459,433    $4,500,000
Percentage rent.............................................    1,587,404     1,189,817            --
                                                               ----------    ----------    ----------
                                                               $5,046,837    $4,649,250    $4,500,000
                                                               ----------    ----------    ----------
                                                               ----------    ----------    ----------

     Future minimum rental payments to be received by the Company under the master lease agreement are $4,500,000 per year through 2007. This annual amount does not include percentage rent which may be earned in addition to minimum rent.

     Approximately 31 percent of the Company's revenue in 1996 was derived from Enterprises' payment of rent for the use of the Company's restaurant properties. In addition, Enterprises is responsible for all of the costs associated with the maintenance and operation of these properties. As a result, the financial well being of the Company is, to a large extent, dependent on Enterprises' ability to meet its obligations under the terms of the master lease. The ability of Enterprises to satisfy the

                         BODDIE-NOELL PROPERTIES, INC.

requirements of the master lease depends on its liquidity and capital resources. Historically, Enterprises has been able to meet its liquidity needs through cash flow generated from operations and through reliance on its credit facility.

     Enterprises' principal line of business is the operation of approximately 360 Hardee's restaurants, 47 of which are owned by the Company. The continued decline in its restaurant sales has had a material negative impact on Enterprises' operating cash flow. Management has reviewed Enterprises' unaudited financial statements, cash flow analysis, restaurant contribution analysis, sales trend analysis and projections, and believes that Enterprises will have sufficient liquidity and capital resources to meet its obligations under the master lease and credit facility as well as its general corporate operating needs.

NOTE 7. RELATED PARTY TRANSACTIONS

     Certain directors and officers of the Company hold similar positions with Enterprises and BNE Advisory Group, Inc. (an affiliate of Enterprises), and held similar positions with BTVC.

     The Company purchased the 47 Hardee's restaurant properties from BNE Realty Partners, Limited Partnership (an affiliate of Enterprises) for $43,243,000 in 1987.

     The Company had an agreement through September 30, 1994, under which BNE Advisory Group, Inc. provided all administrative services and was responsible for the day-to-day operations of the Company. The agreement provided for compensation to BNE Advisory Group, Inc. at an annual fee equal to 4.65 percent of the Company's net cash available for distribution (as defined in the agreement) before the advisory fee. Advisory fee expense totaled $153,000 in 1994. Effective with the merger of BTVC on October 1, 1994, the agreement with BNE Advisory Group, Inc. was terminated.

     Prior to the Company's acquisition of BTVC, the Company paid BTVC $112,000 for property management services in 1994.

     Enterprises had extended to the Company an unsecured revolving line of credit up to $2,000,000. Draws totaling $1,100,000 were made and repaid in full during 1994. At December 31, 1994, there was no obligation outstanding. In conjunction with modification of the master lease agreement (see Note 6), this line of credit was terminated in December 1995.

NOTE 8. ACQUISITIONS

     On June 7, 1994, the Company acquired Oakbrook Apartments, a residential apartment community located in Charlotte, North Carolina for a total purchase cost of $9,372,000. The purchase was financed primarily through bank and mortgage borrowings. The results of operations of Oakbrook are included in the financial statements from June 7, 1994.

     On October 1, 1994, the Company acquired by merger BTVC, including Latitudes Apartments, for an initial purchase price including $91,000 in cash, $21,251,000 through assumption of liabilities, and 134,610 shares of the Company's common stock valued at $1,899,000. The acquisition agreement provides for contingent purchase price payments ("additional consideration") of up to $1,700,000 if certain future financial targets are attained. The additional consideration is payable in shares of common stock or cash, at the option of the Company, on a quarterly basis over a period of up to 14 quarters commencing with the quarter ended December 31, 1994. The acquisition was accounted for by the purchase method of accounting, and the total acquisition cost of $26,326,000 (assuming full earn-out of additional consideration and including approximately $1,385,000 in acquisition costs) approximates the fair value of assets acquired. Significant assets acquired include the Latitudes Apartments and an intangible related to management operations, initially recorded at $21,950,000 and $2,250,000, respectively. Additional consideration payments will be allocated primarily to the intangible related to management operations and amortized over ten years. The results of operations of Latitudes and management operations are included in the financial statements from October 1, 1994.

     On December 28, 1994, the Company acquired Harris Hill Apartments, a residential apartment community located in Charlotte, North Carolina for a total purchase cost of $8,871,000. The purchase was financed primarily through bank and

                         BODDIE-NOELL PROPERTIES, INC.

mortgage borrowings. The results of operations of Harris Hill are included in the financial statements from December 28, 1994.

     On April 29, 1996, the Company acquired Paces Village Apartments, a residential apartment community located in Greensboro, North Carolina for a total purchase cost of $10,667,000. The purchase was financed primarily through bank and mortgage borrowings. The results of operations of Paces Village are included in the financial statements from April 29, 1996.

     In conjunction with the BTVC acquisition and based on an earlier estimate, the Company issued 140,990 shares, including 6,380 "excess shares" to the BTVC shareholders in October 1994. During the fourth quarter of 1994 and in each quarter of 1995 and 1996 the financial targets for additional consideration were met; the Company recorded additional consideration totaling approximately $1,275,000, paid in part by issuance of 81,129 shares of common stock. At December 31, 1996, the BTVC shareholders are due additional consideration totaling approximately $356,000.

     At December 31, 1996, assuming the full contingent purchase price is earned and paid in common stock, it is anticipated that the Company would issue approximately 62,000 additional shares of common stock in conjunction with the acquisition.

     The following unaudited pro forma summary presents the results of operations as if the acquisition of Paces Village Apartments in 1996 had occurred at the beginning of periods presented and does not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results which may occur in the future.

                                                                             1995           1996
                                                                          -----------    -----------
Total revenue..........................................................   $15,193,000    $15,006,000
Net income.............................................................     1,489,000      1,690,000
Net income per common share............................................          0.50           0.56

NOTE 9. PROFIT SHARING PLAN

     The employees of the Company are participants in a profit sharing plan pursuant to Section 401 of the Internal Revenue Code. The Company makes limited matching contributions based on the level of employee participation as defined.

NOTE 10. STOCK OPTION AND INCENTIVE PLAN

     In 1994 the Company established an employee Stock Option and Incentive Plan ("Stock Option Plan") under which 280,000 shares of the Company's common stock are reserved for issuance. On October 17, 1994, options to purchase 160,000 shares were granted to certain eligible employees at $13.75 per share, the fair value of the Company's stock on the date the options were granted. The options vest and are exercisable one-fourth per year beginning October 17, 1995, and expire October 17, 2004. During 1996 options for 10,000 shares were forfeited. In January 1996 the options were repriced at $12.50, the fair value of the Company's common stock on the date of repricing. At December 31, 1996, options for 75,000 shares have vested, and no options have been exercised. The remaining contractual life of all options outstanding is 8.75 years.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which establishes financial accounting and reporting standards for stock-based compensation plans. FAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages the adoption of that method of accounting. However, FAS 123 also allows entities to continue to account for such plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied.

     The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of repricing, no compensation expense is recognized.

                         BODDIE-NOELL PROPERTIES, INC.

     Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of repricing using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996: risk-free interest rate of 6.5 percent; dividend yield of
9.9 percent; volatility factor of the expected market price of the Company's common stock of .09; and a weighted-average expected life of the option of 8.75 years. The weighted average fair value of options as repriced in 1996 was $.06. No options were granted in 1995.

     The effect of applying the FAS 123 fair value method to the Company's stock-based compensation results in net income and net income per share that is not materially different from the amounts reported.

NOTE 11. DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     In July 1996 the Company's Dividend Reinvestment and Stock Purchase Plan ("DRIP Plan") was amended to allow the Company, at its option, to issue shares directly to Plan participants. During 1996 the Company issued 19,207 shares through the DRIP Plan.

NOTE 12. COMMITMENTS AND CONTINGENCIES

     The Company has agreements with two of its executive officers which provide for cash compensation and other benefits in the event that a change in control of the Company occurs.

     The Company is a party to a variety of legal proceedings arising in the ordinary course of its business. Management believes that such matters will not have a material effect on the financial position of the Company.

     On December 29, 1996, the Company experienced a fire which destroyed 20 units at the Latitudes Apartments. The Company believes that it has adequate insurance coverage and does not expect this event to have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

NOTE 13. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Set forth below is selected financial data (unaudited) for the years ended December 31, 1995 and 1996:

                                                                                NET INCOME
                                                    REVENUES      NET INCOME    PER SHARE
                                                   -----------    ----------    ----------
1995
First quarter...................................   $ 3,353,182    $  388,106      $ 0.13
Second quarter..................................     3,528,028       526,125        0.18
Third quarter...................................     3,530,374       467,140        0.16
Fourth quarter (1)..............................     3,314,054       246,897        0.08
                                                   -----------    ----------    ----------
                                                   $13,725,638    $1,628,268      $ 0.54
                                                   -----------    ----------    ----------
                                                   -----------    ----------    ----------

1996
First quarter...................................   $ 3,307,505    $  379,174      $ 0.13
Second quarter..................................     3,623,992       435,338        0.14
Third quarter...................................     3,813,211       463,018        0.15
Fourth quarter..................................     3,763,116       438,285        0.14
                                                   -----------    ----------    ----------
                                                   $14,507,824    $1,715,815      $ 0.57
                                                   -----------    ----------    ----------
                                                   -----------    ----------    ----------

---------------

(1) Net income includes a special charge of $321,000 to write off certain deferred acquisition costs and an adjustment to capitalize approximately $85,000 of expenditures for carpet, vinyl and wallpaper previously charged to expense in the first three quarters.

                         BODDIE-NOELL PROPERTIES, INC.

NOTE 14. SUBSEQUENT EVENTS (UNAUDITED)

     The Company has entered into an agreement to acquire a portfolio of seven apartment communities containing 1,356 apartment units located in North Carolina.


     The Company currently plans to issue approximately 2,800,000 shares of its Common Stock at an estimated price of $15.00 during the fourth quarter of 1997.


     The Company is also in the process of converting to an umbrella partnership real estate investment trust ("UPREIT"). An UPREIT is a real estate investment trust that controls and holds most of its properties through an umbrella limited partnership.

                               BODDIE-NOELL PROPERTIES, INC.

                  SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION

                                YEAR ENDED DECEMBER 31, 1996

                                                                                                    GROSS AMOUNT AT WHICH
                                                                                                 CARRIED AT CLOSE OF PERIOD
                                                         INITIAL COSTS              COSTS                    (2)
                                                  ---------------------------    CAPITALIZED     ---------------------------
                                                                 BUILDINGS &      SUBSEQUENT                    BUILDINGS &
           DESCRIPTION                ENCUMB.        LAND       IMPROVEMN'TS    TO ACQUISITION      LAND       IMPROVEMN'TS
----------------------------------  -----------   -----------   -------------   --------------   -----------   -------------
APARTMENT PROPERTIES:
NORTH CAROLINA:
Paces Commons, Charlotte..........  $10,717,740   $ 1,430,157    $12,871,424      $  435,611     $ 1,430,157    $13,307,035
Oakbrook, Charlotte...............    6,496,448       848,835      8,523,384         262,909         848,835      8,786,293
Harris Hill, Charlotte............    6,104,161     1,003,298      7,867,857         291,284       1,003,298      8,159,141
Paces Village, Greensboro.........    9,954,423     1,250,000      9,416,580          56,408       1,250,000      9,472,988
                                                  -----------   -------------   --------------   -----------   -------------
                                                    4,532,290     38,679,245       1,046,212       4,532,290     39,725,457
VIRGINIA:
Latitudes, Virginia Beach.........   13,123,185     3,360,000     18,606,667         385,634       3,360,000     18,992,301
                                    -----------   -----------   -------------   --------------   -----------   -------------
TOTAL APARTMENT PROPERTIES........   46,395,957     7,892,290     57,285,912       1,431,846       7,892,290     58,717,758

HARDEE'S RESTAURANT PROPERTIES:
NORTH CAROLINA:
Bessemer City.....................      (1)           152,079        391,060              --         152,079        391,060
Burlington........................      (1)           162,411        417,629              --         162,411        417,629
Chapel Hill.......................      (1)           273,556        703,430              --         273,556        703,430
Denver............................      (1)           275,484        708,387              --         275,484        708,387
Eden..............................      (1)           253,282        651,296              --         253,282        651,296
Fayetteville (Ramsey).............      (1)           260,135        668,919              --         260,135        668,919
Fayetteville (N. Eastern).........      (1)           308,271        792,696              --         308,271        792,696
Fayetteville (Bragg)..............      (1)           235,951        606,730              --         235,951        606,730
Gastonia (E. Franklin)............      (1)           230,421        592,511              --         230,421        592,511
Gastonia (N. Chester).............      (1)           199,133        512,055              --         199,133        512,055
Hillsborough......................      (1)           290,868        747,948              --         290,868        747,948
Kinston (W. Vernon)...............      (1)           237,135        609,777              --         237,135        609,777
Kinston (Richlands)...............      (1)           231,678        595,743              --         231,678        595,743
Mt. Airy..........................      (1)           272,205        699,955              --         272,205        699,955
Newton............................      (1)           223,453        574,594              --         223,453        574,594
Siler City........................      (1)           268,312        689,945              --         268,312        689,945
Spring Lake.......................      (1)           218,925        562,949              --         218,925        562,949
Thomasville (E. Main).............      (1)           253,716        652,411              --         253,716        652,411
Thomasville (Randolph)............      (1)           327,727        842,726              --         327,727        842,726
                                                  -----------   -------------   --------------   -----------   -------------
                                                    4,674,742     12,020,761              --       4,674,742     12,020,761
VIRGINIA:
Ashland...........................      (1)           296,509        762,452              --         296,509        762,452
Blackstone........................      (1)           275,565        708,596              --         275,565        708,596
Bluefield.........................      (1)           205,700        528,947              --         205,700        528,947
Chester...........................      (1)           300,165        771,852              --         300,165        771,852
Clarksville.......................      (1)           211,545        543,972              --         211,545        543,972
Clintwood.........................      (1)           222,673        572,588              --         222,673        572,588
Dublin............................      (1)           364,065        936,168              --         364,065        936,168
Franklin..........................      (1)           287,867        740,230              --         287,867        740,230
Galax.............................      (1)           309,578        796,057              --         309,578        796,057
Hopewell..........................      (1)           263,939        678,701              --         263,939        678,701
Lebanon...........................      (1)           266,340        684,876              --         266,340        684,876
Lynchburg (Langhorne).............      (1)           249,865        642,509              --         249,865        642,509
Lynchburg (Timberlake)............      (1)           276,153        710,107              --         276,153        710,107
Norfolk...........................      (1)           325,822        837,829              --         325,822        837,829
Orange............................      (1)           244,883        629,699              --         244,883        629,699
Petersburg........................      (1)           357,984        920,531              --         357,984        920,531





                           GROSS AMOUNT AT WHICH
                         CARRIED AT CLOSE OF PERIOD
                                      (2)
                         ------------------------- ACCUMULATED   DATE OF     DATE     LIFE
           DESCRIPTION                 TOTAL       DEPRECIATION  CONSTR.   ACQUIRED  (YEARS)
----------------------------------  ------------   -----------   --------  --------  -------
APARTMENT PROPERTIES:
NORTH CAROLINA:
Paces Commons, Charlotte..........  $ 14,737,192   $1,285,494        1988    Jun-93     40
Oakbrook, Charlotte...............     9,635,128      614,332        1985    Jun-94     40
Harris Hill, Charlotte............     9,162,439      499,924        1988    Dec-94     40
Paces Village, Greensboro.........    10,722,988      193,187        1988    Apr-96     40
                                    ------------   -----------
                                      44,257,747    2,592,937
VIRGINIA:
Latitudes, Virginia Beach.........    22,352,301    1,311,416        1989    Oct-94     38
                                    ------------   -----------
TOTAL APARTMENT PROPERTIES........    66,610,048    3,904,353
HARDEE'S RESTAURANT PROPERTIES:
NORTH CAROLINA:
Bessemer City.....................       543,139       94,914      Nov-77    Apr-87     40
Burlington........................       580,040      101,361      Oct-85    Apr-87     40
Chapel Hill.......................       976,986      170,728      Aug-64    Apr-87     40
Denver............................       983,871      171,931      Jul-83    Apr-87     40
Eden..............................       904,578      158,074      Jun-73    Apr-87     40
Fayetteville (Ramsey).............       929,054      162,352      Oct-73    Apr-87     40
Fayetteville (N. Eastern).........     1,100,967      192,393      Sep-83    Apr-87     40
Fayetteville (Bragg)..............       842,681      147,258      Jan-85    Apr-87     40
Gastonia (E. Franklin)............       822,932      143,807      Apr-63    Apr-87     40
Gastonia (N. Chester).............       711,188      124,279      Jan-78    Apr-87     40
Hillsborough......................     1,038,816      181,532      Mar-78    Apr-87     40
Kinston (W. Vernon)...............       846,912      147,997      Jul-62    Apr-87     40
Kinston (Richlands)...............       827,421      144,591      Dec-81    Apr-87     40
Mt. Airy..........................       972,160      169,884      May-73    Apr-87     40
Newton............................       798,047      139,459      Mar-76    Apr-87     40
Siler City........................       958,257      167,455      May-79    Apr-87     40
Spring Lake.......................       781,874      136,632      Mar-76    Apr-87     40
Thomasville (E. Main).............       906,127      158,345      Feb-66    Apr-87     40
Thomasville (Randolph)............     1,170,453      204,535      Apr-74    Apr-87     40
                                    ------------   -----------
                                      16,695,503    2,917,526
VIRGINIA:
Ashland...........................     1,058,961      185,053      Apr-87    Apr-87     40
Blackstone........................       984,161      171,982      Sep-79    Apr-87     40
Bluefield.........................       734,647      128,379      Feb-85    Apr-87     40
Chester...........................     1,072,017      187,334      May-73    Apr-87     40
Clarksville.......................       755,517      132,026      Oct-85    Apr-87     40
Clintwood.........................       795,261      138,971      Jan-81    Apr-87     40
Dublin............................     1,300,233      227,214      Jul-83    Apr-87     40
Franklin..........................     1,028,097      179,660      Feb-75    Apr-87     40
Galax.............................     1,105,635      193,208      Jun-74    Apr-87     40
Hopewell..........................       942,640      164,726      Jun-78    Apr-87     40
Lebanon...........................       951,216      166,225      Jun-83    Apr-87     40
Lynchburg (Langhorne).............       892,374      155,941      Sep-82    Apr-87     40
Lynchburg (Timberlake)............       986,260      172,348      Aug-83    Apr-87     40
Norfolk...........................     1,163,651      203,347      Aug-84    Apr-87     40
Orange............................       874,582      152,832      Aug-74    Apr-87     40
Petersburg........................     1,278,515      223,420      Mar-74    Apr-87     40

                               BODDIE-NOELL PROPERTIES, INC.

                  SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION

                        YEAR ENDED DECEMBER 31, 1996 -- (CONTINUED)

                                                                                                    GROSS AMOUNT AT WHICH
                                                                                                 CARRIED AT CLOSE OF PERIOD
                                                         INITIAL COSTS              COSTS                    (2)
                                                  ---------------------------    CAPITALIZED     ---------------------------
                                                                 BUILDINGS &      SUBSEQUENT                    BUILDINGS &
           DESCRIPTION                ENCUMB.        LAND       IMPROVEMN'TS    TO ACQUISITION      LAND       IMPROVEMN'TS
----------------------------------  -----------   -----------   -------------   --------------   -----------   -------------
Richmond (Forest Hill)............      (1)           196,084        504,216              --         196,084        504,216
Richmond (Midlothian).............      (1)           270,736        696,179              --         270,736        696,179
Richmond (Myers)..................      (1)           321,946        827,861              --         321,946        827,861
Roanoke (Hollins).................      (1)           257,863        663,076              --         257,863        663,076
Roanoke (Abenham).................      (1)           235,864        606,507              --         235,864        606,507
Rocky Mount.......................      (1)           248,434        638,829              --         248,434        638,829
Smithfield........................      (1)           223,070        573,608              --         223,070        573,608
Staunton..........................      (1)           260,569        670,035              --         260,569        670,035
Verona............................      (1)           191,631        492,765              --         191,631        492,765
Virginia Beach (Lynnhaven)........      (1)           271,570        698,322              --         231,731        698,322
Virginia Beach (Holland)..........      (1)           277,943        714,710              --         277,943        714,710
Wise..............................      (1)           219,471        564,355              --         219,471        564,355
                                                  -----------   -------------   --------------   -----------   -------------
                                                    7,433,834     19,115,577              --       7,393,995     19,115,577
                                    -----------   -----------   -------------   --------------   -----------   -------------
TOTAL RESTAURANT PROPERTIES.......   23,900,000    12,108,576     31,136,338              --      12,068,737     31,136,338
                                    -----------   -----------   -------------   --------------   -----------   -------------
TOTAL REAL ESTATE.................  $70,295,957   $20,000,866    $88,422,250      $1,431,846     $19,961,027    $89,854,096
                                    -----------   -----------   -------------   --------------   -----------   -------------
                                    -----------   -----------   -------------   --------------   -----------   -------------




                           GROSS AMOUNT AT WHICH
                        CARRIED AT CLOSE OF PERIOD
                                    (2)
                        -------------------------- ACCUMULATED   DATE OF     DATE     LIFE
           DESCRIPTION                 TOTAL       DEPRECIATION  CONSTR.   ACQUIRED  (YEARS)
----------------------------------  ------------   -----------   --------  --------  -------
Richmond (Forest Hill)............       700,300      122,377      Nov-74    Apr-87     40
Richmond (Midlothian).............       966,915      168,967      Jan-74    Apr-87     40
Richmond (Myers)..................     1,149,807      200,928      Apr-83    Apr-87     40
Roanoke (Hollins).................       920,939      160,934      Feb-73    Apr-87     40
Roanoke (Abenham).................       842,371      147,204      Nov-82    Apr-87     40
Rocky Mount.......................       887,263      155,048      May-80    Apr-87     40
Smithfield........................       796,678      139,218      Apr-77    Apr-87     40
Staunton..........................       930,604      162,623      Sep-83    Apr-87     40
Verona............................       684,396      119,597      Jan-85    Apr-87     40
Virginia Beach (Lynnhaven)........       930,053      169,488      Jun-80    Apr-87     40
Virginia Beach (Holland)..........       992,653      173,466      Aug-83    Apr-87     40
Wise..............................       783,826      136,971      Jun-80    Apr-87     40
                                    ------------   -----------
                                      26,509,572    4,639,486
                                    ------------   -----------
TOTAL RESTAURANT PROPERTIES.......    43,205,075    7,557,012
                                    ------------   -----------
TOTAL REAL ESTATE.................  $109,815,123   $11,461,365
                                    ------------   -----------
                                    ------------   -----------

---------------
            (1) Indicates the 47 restaurants encumbered by the bank term loan of up to $25,500,000; $23,900,000 outstanding at 12/31/96

            (2) Aggregate cost at December 31, 1996, for Federal income tax purposes was $106,878,323

                         BODDIE-NOELL PROPERTIES, INC.

            SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION


                                                                                          YEARS ENDED DECEMBER 31
                                                                                --------------------------------------------
                                                                                    1994            1995           1996
                                                                                -------------   ------------   -------------
Real estate investments:
  Balance at beginning of year...............................................   $  57,557,243   $ 97,928,578   $  98,520,761
  Additions during year
     Acquisitions by merger..................................................      21,966,667             --              --
     Other acquisitions......................................................      18,243,374             --      10,666,580
     Improvements, etc.......................................................         161,294        592,183         627,782
  Deductions during year.....................................................              --             --              --
                                                                                -------------   ------------   -------------
  Balance at close of year...................................................   $  97,928,578   $ 98,520,761   $ 109,815,123
                                                                                -------------   ------------   -------------
                                                                                -------------   ------------   -------------
Accumulated depreciation:
  Balance at beginning of year...............................................   $   5,416,818   $  6,827,337   $   9,020,948
  Provision for depreciation.................................................       1,410,519      2,193,611       2,440,417
  Deductions during year.....................................................              --             --              --
                                                                                -------------   ------------   -------------
  Balance at close of year...................................................   $   6,827,337   $  9,020,948   $  11,461,365
                                                                                -------------   ------------   -------------
                                                                                -------------   ------------   -------------

                         BODDIE-NOELL PROPERTIES, INC.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The unaudited pro forma condensed consolidated balance sheet as of September 30, 1997, is presented as if the acquisition of the five Initial Properties to be acquired under the Master Agreement of Merger and Acquisition related to the Chrysson Properties, the Offering, and the application of the net proceeds of the Offering all had occurred on September 30, 1997.

     The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1996, and for the nine months ended September 30, 1997, are presented as if the acquisition of the three Stabilized Properties, the Offering, and the application of the net proceeds of the Offering all had occurred on January 1 of each period presented.

     You should read these unaudited statements in conjunction with our audited financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus. We believe the pro forma condensed consolidated financial information provides all adjustments necessary to reflect the effects of the above transactions.

     No one has audited these pro forma condensed consolidated financial statements. These pro forma statements may not represent what our financial position would have been if the purchase of the Initial Properties and the Offering really occurred on September 30, 1997, or how we would have performed if the purchase of the Stabilized Properties and the Offering had really occurred at the beginning of the periods presented. In addition, they do not purport to project our financial position or results of operations at any future date or for any future period.

     The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1996, and for the nine months ended September 30, 1997, do not include operations, depreciation, or financing expense for two of the five Initial Properties because these properties had not reached "stabilized" status prior to September 30, 1997. An apartment community is considered stabilized when construction of all buildings has been completed and the community has attained 90% occupancy for 90 days. Under the terms of the Master Agreement of Merger and Acquisition and the expected financing for the purchase, these conditions must be met before purchase of the property. These two properties reached stabilized status in October, 1997.

                         BODDIE-NOELL PROPERTIES, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                                             PRO FORMA
                                                                               --------------------------------------
                                                                                CHRYSSON      PROCEEDS       OTHER
                                                                                 INITIAL      FROM THE     PRO FORMA
                                                                 HISTORICAL    ACQUISITION    OFFERING    ADJUSTMENTS
                                                                    (A)            (B)          (C)           (D)
                                                                 ----------    -----------    --------    -----------
ASSETS
Real estate assets, net.......................................    $  96,962      $60,860            --            --
Cash and cash equivalents.....................................        1,407          187      $ 38,560     $ (38,531)
Rent and other receivables....................................           35                         --            --
Prepaid expenses and other assets.............................          595          590            --            --
Investment in and advances to Management Company..............          243           --            --            --
Notes receivable..............................................        1,413           --            --            --
Intangible related to acquisition of mgmt operations, net.....        2,841           --            --            --
Deferred financing costs, net.................................          710          446            --          (282)
                                                                 ----------    -----------    --------    -----------
Total assets..................................................    $ 104,206      $62,083      $ 38,560     $ (38,813)
                                                                 ----------    -----------    --------    -----------
                                                                 ----------    -----------    --------    -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage and other notes payable..............................    $  78,397       46,672            --       (38,560)
Accounts payable and accrued expenses.........................          557          405            --            --
Accrued interest on mortgages and other notes payable.........          466           --            --            --
Consideration due for acquisitions............................          572        2,600            --            --
Escrowed security deposits and deferred revenue...............          264          185            --            --
                                                                 ----------    -----------    --------    -----------
                                                                     80,256       49,862            --       (38,560)

Minority interest in operating partnership....................           --       12,221            --            --
Shareholders' equity:
Common stock..................................................           31           --            28            --
Additional paid-in capital....................................       35,163           --        38,532            --
Dividend distributions in excess of net income................      (11,244)          --            --          (253)
                                                                 ----------    -----------    --------    -----------
Total shareholders' equity....................................       23,950           --        38,560          (253)
                                                                 ----------    -----------    --------    -----------
Total liabilities and shareholders' equity....................    $ 104,206      $62,083      $ 38,560     $ (38,813)
                                                                 ----------    -----------    --------    -----------
                                                                 ----------    -----------    --------    -----------



                                                                  PRO FORMA
                                                          -------------------------
                                                                CONSOLIDATED
                                                                 PRO FORMA
                                                                ------------
ASSETS
Real estate assets, net.......................................    $157,822
Cash and cash equivalents.....................................       1,623
Rent and other receivables....................................          35
Prepaid expenses and other assets.............................       1,185
Investment in and advances to Management Company..............         243
Notes receivable..............................................       1,413
Intangible related to acquisition of mgmt operations, net.....       2,841
Deferred financing costs, net.................................         874
                                                                ------------
Total assets..................................................    $166,036
                                                                ------------
                                                                ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage and other notes payable..............................    $ 86,509
Accounts payable and accrued expenses.........................         962
Accrued interest on mortgages and other notes payable.........         466
Consideration due for acquisitions............................       3,172
Escrowed security deposits and deferred revenue...............         449
                                                                ------------
                                                                    91,558
Minority interest in operating partnership....................      12,221
Shareholders' equity:
Common stock..................................................          59
Additional paid-in capital....................................      73,695
Dividend distributions in excess of net income................     (11,497)
                                                                ------------
Total shareholders' equity....................................      62,257
                                                                ------------
Total liabilities and shareholders' equity....................    $166,036
                                                                ------------
                                                                ------------



See accompanying notes.

                         BODDIE-NOELL PROPERTIES, INC.

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

     (A) Reflects our historical balance sheet contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     (B) Reflects the acquisition of the Initial Properties specified in the Master Agreement of Merger and Acquisition related to the Chrysson properties, which we expect to complete by December 31, 1997.

     The Initial Properties are:

     PROPERTY              LOCATION          # UNITS      COMPLETED        STABILIZED
------------------     -----------------     -------     ------------     -------------
Abbington Phase I         Greensboro, NC       240               1995              1995
Pepperstone               Greensboro, NC       108               1992              1992
Savannah Place            Greensboro, NC       172               1991              1991
Abbington Phase II        Greensboro, NC       120         June, 1997     October, 1997
Waterford Place        Winston-Salem, NC       240       August, 1997     October, 1997

     We expect this acquisition to cost approximately:


Contract price:
  Issue of 940,077 operating partnership units at $13.00 per unit at closing...........   $12,221,000
  Issue of 100,000 operating partnership units at $13.00 per unit, due one year after
     closing...........................................................................     1,300,000
  Issue of 100,000 operating partnership units at $13.00 per unit, due two years after
     closing...........................................................................     1,300,000
  Cash payments to retire existing debt................................................    45,071,000
                                                                                          -----------
                                                                                           59,892,000
Other costs............................................................................       968,000
                                                                                          -----------
                                                                                          $60,860,000
                                                                                          -----------
                                                                                          -----------


     We expect to finance this purchase with net proceeds from mortgage financing. We have obtained a loan commitment for first mortgages for 65% of value, with interest fixed at the 10-year Treasury rate plus 1.06%, for a term of ten years, with payments of interest only; and for second mortgages for 15% of value, with variable interest at the 30-day LIBOR rate plus 2.00% for the first six months, for a term of 18 months, with payments of interest only.


First mortgages on initial properties..................................................   $37,921,000
Second mortgages on initial properties.................................................     8,751,000
                                                                                          -----------
                                                                                          $46,672,000
                                                                                          -----------
                                                                                          -----------


     We expect loan fees and other costs related to obtaining the mortgages to be approximately:


Loan fees of 0.5% of loan amounts......................................................   $   233,000
Legal and other costs..................................................................       213,000
                                                                                          -----------
                                                                                          $   446,000
                                                                                          -----------
                                                                                          -----------

     We will assume liability for payment of real property taxes and resident security deposits held in trust at closing.



     We expect to receive cash at closing for the contributors' portion of prorated real property taxes, resident security deposits held in trust, and the excess of mortgage proceeds over cash payments made to retire contributors' debt on the Initial Properties. Amounts received for the contributor's portion of prorated real property taxes will be placed in escrow with the mortgage lender.


     (C) Reflects estimated proceeds from sale of common stock in the Offering:


Proceeds from sale of 2,800,000 shares based on initial price of $15.00 per share......   $42,000,000
Less estimated costs associated with the Offering......................................     3,440,000
                                                                                          -----------
                                                                                          $38,560,000
                                                                                          -----------
                                                                                          -----------


     (D) Reflects expected application of proceeds from the Offering to repay certain mortgages and notes payable, and write-off of deferred financing costs related to those notes payable.

                         BODDIE-NOELL PROPERTIES, INC.


       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    PRO FORMA
                                                                                            -------------------------
                                                                                            STABILIZED       OTHER
                                                                                             CHRYSSON      PRO FORMA
                                                                              HISTORICAL    PROPERTIES    ADJUSTMENTS
                                                                                 (E)           (G)            (H)
                                                                              ----------    ----------    -----------
REVENUES
Apartment rental income....................................................    $  9,791       $4,431        $    --
Restaurant rental income...................................................       4,500           --             --
Equity in income of Management Company.....................................         149           --             --
Interest and other income..................................................          68            8             --
                                                                              ----------    ----------    -----------
                                                                                 14,508        4,439             --
EXPENSES
Depreciation...............................................................       2,440           --          1,096(a)
Amortization -- mgmt intangible............................................         316           --             --
Amortization -- finance costs..............................................         219           --           (136)(b)
Apartment operations.......................................................       2,977        1,177             28(c)
Administrative.............................................................         894           --             81(d)
Interest...................................................................       5,946           --           (760)(e)
                                                                              ----------    ----------    -----------
                                                                                 12,792        1,177            309
                                                                              ----------    ----------    -----------
INCOME BEFORE MINORITY INTEREST............................................       1,716        3,262           (309)
Minority interest in operating partnership.................................          --           --            412(f)
                                                                              ----------    ----------    -----------
INCOME BEFORE EXTRAORDINARY ITEM...........................................    $  1,716       $3,262        $  (721)
                                                                              ----------    ----------    -----------
                                                                              ----------    ----------    -----------
PER SHARE DATA:
  INCOME BEFORE EXTRAORDINARY ITEM.........................................    $   0.57           --             --
                                                                              ----------
                                                                              ----------
  WEIGHTED AVERAGE SHARES OUTSTANDING......................................       3,027           --             --
                                                                              ----------
                                                                              ----------


                                                                              PRO FORMA
                                                                        -----------------------
                                                                             CONSOLIDATED
                                                                              PRO FORMA
                                                                             ------------
REVENUES
Apartment rental income....................................................    $ 14,222
Restaurant rental income...................................................       4,500
Equity in income of Management Company.....................................         149
Interest and other income..................................................          76
                                                                             ------------
                                                                                 18,947
EXPENSES
Depreciation...............................................................       3,536
Amortization -- mgmt intangible............................................         316
Amortization -- finance costs..............................................          83
Apartment operations.......................................................       4,182
Administrative.............................................................         975
Interest...................................................................       5,186
                                                                             ------------
                                                                                 14,278
                                                                             ------------
INCOME BEFORE MINORITY INTEREST............................................       4,669
Minority interest in operating partnership.................................         412
                                                                             ------------
INCOME BEFORE EXTRAORDINARY ITEM...........................................    $  4,257
                                                                             ------------
                                                                             ------------
PER SHARE DATA:
  INCOME BEFORE EXTRAORDINARY ITEM.........................................    $   0.73
                                                                             ------------
                                                                             ------------
  WEIGHTED AVERAGE SHARES OUTSTANDING......................................       5,827
                                                                             ------------
                                                                             ------------


See accompanying notes.

                         BODDIE-NOELL PROPERTIES, INC.


       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    PRO FORMA
                                                                                            -------------------------
                                                                                            STABILIZED       OTHER
                                                                                             CHRYSSON      PRO FORMA
                                                                              HISTORICAL    PROPERTIES    ADJUSTMENTS
                                                                                 (F)           (G)            (H)
                                                                              ----------    ----------    -----------
REVENUES
Apartment rental income....................................................    $  7,898       $3,230        $    --
Restaurant rental income...................................................       3,375           --             --
Equity in income of Management Company.....................................         183           --             --
Interest and other income..................................................         153           12             --
                                                                              ----------    ----------    -----------
                                                                                 11,609        3,242             --
EXPENSES
Depreciation...............................................................       1,923           --            822(a)
Amortization -- management intangible......................................         278           --             --
Amortization -- finance costs..............................................         161           --           (104)(b)
Apartment operations.......................................................       2,537          911             25(c)
Administrative.............................................................         734           --             75(d)
Interest...................................................................       4,684           --           (696)(e)
                                                                              ----------    ----------    -----------
                                                                                 10,317          911            122
                                                                              ----------    ----------    -----------
INCOME BEFORE MINORITY INTEREST............................................       1,292        2,331           (122)
Minority interest in operating partnership.................................          --           --            305(f)
                                                                              ----------    ----------    -----------
INCOME BEFORE EXTRAORDINARY ITEM...........................................    $  1,292       $2,331        $  (427)
                                                                              ----------    ----------    -----------
                                                                              ----------    ----------    -----------
PER SHARE DATA:
  INCOME BEFORE EXTRAORDINARY ITEM.........................................    $   0.42           --             --
                                                                              ----------
                                                                              ----------
  WEIGHTED AVERAGE SHARES OUTSTANDING......................................       3,107           --             --
                                                                              ----------
                                                                              ----------


                                                                                PRO FORMA
                                                                            -----------------------
                                                                             CONSOLIDATED
                                                                              PRO FORMA
                                                                             ------------
REVENUES
Apartment rental income....................................................    $ 11,128
Restaurant rental income...................................................       3,375
Equity in income of Management Company.....................................         183
Interest and other income..................................................         165
                                                                             ------------
                                                                                 14,851
EXPENSES
Depreciation...............................................................       2,745
Amortization -- management intangible......................................         278
Amortization -- finance costs..............................................          57
Apartment operations.......................................................       3,473
Administrative.............................................................         809
Interest...................................................................       3,988
                                                                             ------------
                                                                                 11,350
                                                                             ------------
INCOME BEFORE MINORITY INTEREST............................................       3,501
Minority interest in operating partnership.................................         305
                                                                             ------------
INCOME BEFORE EXTRAORDINARY ITEM...........................................    $  3,196
                                                                             ------------
                                                                             ------------
PER SHARE DATA:
  INCOME BEFORE EXTRAORDINARY ITEM.........................................    $   0.54
                                                                             ------------
                                                                             ------------
  WEIGHTED AVERAGE SHARES OUTSTANDING......................................       5,907
                                                                             ------------
                                                                             ------------


     See accompanying notes.

                         BODDIE-NOELL PROPERTIES, INC.

  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

     (E) Reflects our historical statement of operations contained in our Annual Report on Form 10-K for the year ended December 31, 1996.

     (F) Reflects our historical statement of operations contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     (G) Reflects the revenues and expenses directly related to apartment operations of three of the five "Initial Properties"specified in the Master Agreement of Merger and Acquisition related to the Chrysson properties for the periods presented. We have included only the operations of properties which were completed and had attained 90% occupancy for at least 90 days during the periods presented.

                                                                                                        SAVANNAH
                                                                         ABBINGTON I    PEPPERSTONE      PLACE         TOTAL
                                                                         -----------    -----------    ----------    ----------
Year Ended December 31, 1996:
Apartment rental income...............................................   $ 2,146,000     $ 837,000     $1,448,000    $4,431,000
Interest and other income.............................................         4,000         2,000          2,000         8,000
                                                                         -----------    -----------    ----------    ----------
                                                                           2,150,000       839,000      1,450,000     4,439,000
Apartment operations expense..........................................       558,000       243,000        376,000     1,177,000
                                                                         -----------    -----------    ----------    ----------
Revenue in excess of certain expenses.................................   $ 1,592,000     $ 596,000     $1,074,000    $3,262,000
                                                                         -----------    -----------    ----------    ----------
                                                                         -----------    -----------    ----------    ----------
Nine Months Ended September 30, 1997:
Apartment rental income...............................................   $ 1,519,000     $ 613,000     $1,098,000    $3,230,000
Interest and other income.............................................         6,000         2,000          4,000        12,000
                                                                         -----------    -----------    ----------    ----------
                                                                           1,525,000       615,000      1,102,000     3,242,000
Apartment operations expense..........................................       423,000       187,000        301,000       911,000
                                                                         -----------    -----------    ----------    ----------
Revenue in excess of certain expenses.................................   $ 1,102,000     $ 428,000     $  801,000    $2,331,000
                                                                         -----------    -----------    ----------    ----------
                                                                         -----------    -----------    ----------    ----------

     We have not included the operations of Abbington II and Waterford Place in the pro forma statements of operations for the year ended December 31, 1996, and for the nine months ended September 30, 1997. Construction of Abbington II was completed in June, 1997, and 90% occupancy was first attained during August, 1997. Construction of Waterford Place was completed in August, 1997, and 90% occupancy was first attained during August, 1997. Under the terms of the Master Agreement of Merger and Acquisition, we would not acquire these properties until construction was completed and the property was in full operation. Our expected mortgage lender requires that the properties attain 90% occupancy for at least 90 days before mortgage financing can be completed.

     (H) Reflects adjustments to our historical statements of operations and the pro forma revenues and expenses directly related to apartment operations of the three stabilized Chrysson properties as follows:


                                                                                               FOR THE YEAR    FOR THE NINE
                                                                                                  ENDED        MONTHS ENDED
                                                                                               DECEMBER 31,    SEPTEMBER 30,
                                                                                                   1996            1997
                                                                                               ------------    -------------
(a) Estimated depreciation expense for the three stabilized properties using the straight-     $ 1,096,000      $   822,000
  line method over the estimated useful lives of the related assets, which are 40 years for buildings, 20 years for land improvements, 10 years for fixtures and equipment, and 5 years for carpet and vinyl................................................................
                                                                                               ------------    -------------
                                                                                               ------------    -------------
(b) Estimated net decrease in amortization expense of deferred financing costs, calculated as follows:
Amortization of approximately $239,000 deferred financing costs related to acquisition of      $    42,000      $    32,000
  the three completed Chrysson properties...................................................
Elimination of amortization of deferred financing costs related to certain existing               (178,000 )       (136,000)
  mortgages and notes payable and second mortgages related to acquisition of the three stabilized Chrysson properties that would be repaid with proceeds from the Offering.......
                                                                                               ------------    -------------
                                                                                               $  (136,000 )    $  (104,000)
                                                                                               ------------    -------------
                                                                                               ------------    -------------
(c) Estimated increase in apartment operations expense for property accounting staff and       $    28,000      $    25,000
  supplies..................................................................................
                                                                                               ------------    -------------
                                                                                               ------------    -------------
(d) Estimated increase in general and administrative expense for management staff and          $    81,000      $    75,000
  supplies..................................................................................
                                                                                               ------------    -------------
                                                                                               ------------    -------------
(e) Estimated net decrease in interest expense related to mortgages and notes payable, calculated as follows:
Interest on approximately $25,044,000 debt related to acquisition of the three stabilized      $ 1,818,000      $ 1,364,000
  Chrysson properties. We calculated interest using rates of 7.17% for the first mortgages and 7.66% for the second mortgages........................................................
Elimination of interest on certain existing mortgages and notes payable, and second             (2,578,000 )     (2,060,000)
  mortgages on the three stabilized Chrysson properties that would be repaid with proceeds from the Offering.........................................................................
                                                                                               ------------    -------------
                                                                                               $  (760,000 )    $  (696,000)
                                                                                               ------------    -------------
                                                                                               ------------    -------------
(f) Estimated minority interest of approximately 9% in net income of the operating             $   412,000      $   305,000
  partnership, assuming approximately 565,000 operating partnership units issued to minority interests related to acquisition of the three stabilized Chrysson properties and approximately 2,800,000 operating partnership units issued to Boddie-Noell Properties for net proceeds of the Offering contributed..................................................
                                                                                               ------------    -------------
                                                                                               ------------    -------------

                         REPORT OF INDEPENDENT AUDITORS


TO THE SHAREHOLDERS OF
BODDIE-NOELL PROPERTIES, INC.


     We have audited the accompanying Combined Statement of Revenue and Certain Operating Expenses of Acquired Properties as described in Note 1 for the year ended December 31, 1996. This financial statement is the responsibility of Acquired Properties' management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the basis of accounting used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying Combined Statement of Revenue and Certain Operating Expenses was prepared using the basis of accounting described in Note 1 for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form 8-K of Boddie-Noell Properties, Inc. and is not intended to be a complete presentation of Acquired Properties' revenue and expenses.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenue and certain operating expenses described in Note 1 of Acquired Properties for the year ended December 31, 1996, in conformity with generally accepted accounting principles.


                                            Ernst & Young LLP


Raleigh, North Carolina
September 12, 1997

                              ACQUIRED PROPERTIES

         COMBINED STATEMENTS OF REVENUE AND CERTAIN OPERATING EXPENSES

                                                                                                         NINE MONTHS ENDED
                                                                                       YEAR ENDED           SEPTEMBER 30
                                                                                       DECEMBER 31    ------------------------
                                                                                          1996           1996          1997
                                                                                       -----------    ----------    ----------
                                                                                                            (UNAUDITED)
Rental income.......................................................................   $4,641,260     $3,338,845    $4,855,475
Other income........................................................................        8,143          4,583        14,708
                                                                                       -----------    ----------    ----------
                                                                                        4,649,403      3,343,428     4,870,183
Certain operating expenses:
  Property operations expense.......................................................      965,963        609,373       945,755
  Insurance.........................................................................       33,124         20,964        26,323
  Property taxes....................................................................      370,878        264,000       419,371
                                                                                       -----------    ----------    ----------
Total certain operating expenses....................................................    1,369,965        894,337     1,391,449
                                                                                       -----------    ----------    ----------
Revenue in excess of certain operating expenses.....................................   $3,279,438     $2,449,091    $3,478,734
                                                                                       -----------    ----------    ----------
                                                                                       -----------    ----------    ----------

                            See accompanying notes.

                              ACQUIRED PROPERTIES

     NOTES TO COMBINED STATEMENTS OF REVENUE AND CERTAIN OPERATING EXPENSES

                               DECEMBER 31, 1996

1. BASIS OF PRESENTATION

     Presented herein are the Combined Statements of Revenue and Certain Operating Expenses related to the operations of five apartment properties located in the greater Greensboro, North Carolina metropolitan market (the "Acquired Properties").


     Acquired Properties is not a legal entity but rather a combination of the operations of certain apartment properties expected to be acquired by Boddie-Noell Properties, Inc. The accompanying Combined Statements of Revenue and Certain Operating Expenses includes the accounts of the following apartment properties, each of which is wholly owned by various parties not affiliated with Boddie-Noell Properties, Inc. Abbington II and Waterford were in the start up phase of operations during 1996; therefore, these properties had insignificant operating activity.



                    NUMBER OF       DATE PLACED
PROPERTY            PROPERTIES       IN SERVICE                    OWNER
---------------     ---------      --------------     --------------------------------
Savannah Place          1          March 1990         Savannah Place Associates, LLC
Pepperstone             1          April 1990         Pepperstone Association, LLC
Abbington I             1          November 1994      Abbington Place Associates, LLC
Abbington II            1          February 1997      Abbington Place Associates, LLC
Waterford               1          July 1996          Waterford Place Associates, LLC


     In accordance with Rule 3-14 of Regulation S-X, the accompanying financial statement is not representative of the actual operations for the year presented as certain operating expenses that may not be comparable to the expenses expected to be incurred by Boddie-Noell Properties, Inc. in the proposed future operations of the aforementioned properties have been excluded. Expenses excluded consist of interest, depreciation and general and administrative expenses not directly related to future operations.

2. SIGNIFICANT ACCOUNTING POLICIES

ADVERTISING EXPENSE

     Acquired Properties expenses advertising costs as incurred. Advertising expense included in leasing expense was $26,000 for the year ended December 31, 1996.

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those amounts.

INTERIM FINANCIAL DATA

     The unaudited financial statements for the nine months ended September 30, 1996 and 1997 include all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the revenues and certain operating expenses for such interim periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1997.

3. LEASES

     Acquired Properties leases its residential apartments under operating leases with monthly payments due in advance. The majority of the apartment leases are for terms of one year or less, with none longer than two years. Rental and other revenues are recorded as earned.

4. ENVIRONMENTAL MATTERS

     All of the Acquired properties have been subjected to Phase I environmental reviews. Such reviews have not revealed, nor is management aware of, any environmental liability that management believes would have a material adverse effect on the accompanying financial statement.

                   Until [insert date per Section 4(3) of the
              Securities Act], all dealers that buy, sell or trade

                these securities, whether or not participating in
                   this offering, may be required to deliver a

                 prospectus. This is in addition to the dealers'
                obligation to deliver a prospectus when acting as

                  underwriters and with respect to their unsold
                          allotments or subscriptions.

TABLE OF CONTENTS

                                                                       Page

Prospectus Summary........................................................8
Risk Factors.............................................................12
History and Formation of the Company.....................................22
The Company..............................................................25
Use of Proceeds..........................................................31

Market Price of the Company's Common Stock, Distributions and

         Related Shareholder Matters.....................................32
Capitalization...........................................................33
Selected Financial Data..................................................35
Management's Discussion and Analysis of Financial

         Condition and Results of Operations.............................38
Our Properties...........................................................51
Certain Policies.........................................................59
Directors and Executive Officers.........................................63
Certain Relationships and Related Transactions...........................65
Security Ownership of Certain Beneficial Owners and Management...........69
Description of Capital Stock.............................................70
Partnership Agreement of the Operating Partnership.......................74
Federal Income Tax Considerations........................................77
Legal Proceedings........................................................90
Underwriting.............................................................90
Experts..................................................................92
Legal Opinions...........................................................92
Index to the Financial Statements.......................................F-1

                                2,800,000 Shares




                          BODDIE-NOELL PROPERTIES, INC.

                                  Common Stock

                           ---------------------------


                                   PROSPECTUS

                           ---------------------------




                                CIBC OPPENHEIMER

                              J. C. BRADFORD & CO.
                       INTERSTATE/JOHNSON LANE CORPORATION
                             DAVENPORT & COMPANY LLC

                             ________________, 1997

                                    PART II.
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth estimates of the various expenses to be paid by Boddie-Noell Properties, Inc. in connection with the registration of the common stock offered pursuant to this registration statement.

Securities and Exchange Commission Registration Fee.........  $       12,727
Legal Fees..................................................         200,000
Accounting Fees.............................................         135,000
American Stock Exchange Listing Fee.........................          17,500
Printing Costs..............................................          20,000
Miscellaneous...............................................         114,773
         Total..............................................  $      500,000
                                                                ==============


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's officers and directors are and will be indemnified against certain liabilities in accordance with the Maryland General Corporation Law ("MGCL"), the Articles of Incorporation and bylaws of the Company and the Operating Partnership Agreement. The Articles of Incorporation require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the MGCL. The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reasons of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The Operating Partnership agreement also provides for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation and limits the liability of the Company and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to the Company and its stockholders is limited under the Company's Articles of Incorporation.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS

Exhibit No.                                 Description

1.1*                  Form of Underwriting Agreement

2.1 Master Agreement of Merger and Acquisition by and among Boddie-Noell Properties, Inc., Boddie-Noell Properties Limited Partnership, Paul G. Chrysson, James G. Chrysson,
                      W. Michael Gilley, Matthew G. Gallins, James D. Yopp, and the partnerships and limited liability companies listed therein, dated September 22, 1997

2.2 Exchange Option Agreement by and among Boddie-Noell Properties Limited Partnership, Boddie-Noell Properties, Inc., and the owners of the Chrysson affiliates listed therein, dated as of September 22, 1997
2.3** Agreement and Plan of Merger between BT Venture Corporation and Boddie-Noell Restaurant Properties, Inc. (filed as Exhibit (2)-2 to Boddie-Noell Properties, Inc. Current Report on Form 8-K dated October 1, 1994, and incorporated herein by reference)
3.1** Articles of Incorporation of Registrant (incorporated by reference to exhibit B of the Company's Definitive Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934)

3.2** Bylaws of Registrant (incorporated by reference to exhibit C of the Company's Definitive Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934)

5.1*                  Opinion of Alston & Bird LLP regarding the legality of the shares being registered
8.1*                  Opinion of Alston & Bird LLP regarding tax matters
10.1**                Amended and Restated Master Lease Agreement dated
                      December 21, 1995, between Boddie-Noell Properties, Inc.
                      and Boddie-Noell Enterprises, Inc. (filed as Exhibit 10.1 to Boddie-Noell Properties, Inc. Annual Report on Form
                      10-K dated December 31, 1995, and incorporated herein by reference)

10.2** Loan Agreement dated December 27, 1995, between Boddie-Noell Properties, Inc. and SouthTrust Bank of Alabama, N.A. (filed as Exhibit 10.2 to Boddie-Noell Properties, Inc. Annual Report on Form 10-K dated
                      December 31, 1995, and incorporated herein by reference)
10.3** Acquisition Agreement by and among Boddie-Noell Restaurant Properties, Inc., BT Venture Corporation and Related Entities dated June 7, 1994 (filed as an exhibit in Schedule 14A of Proxy Statement dated June 15, 1994, and incorporated herein by reference)
10.4** Boddie-Noell Restaurant Properties, Inc. 1994 Stock Option and Incentive Plan effective August 4, 1994 (filed as an exhibit in Schedule 14A of Proxy Statement dated June 15, 1994, and incorporated herein by reference.
10.5** Form and description of Incentive Stock Option Agreements dated October 17, 1994 between the Company and certain officers (filed as Exhibit 10.8 to Boddie-Noell Properties, Inc. Annual Report on Form 10-K dated December 31, 1994, and incorporated herein by reference.

10.6** Form and description of Nonqualified Stock Option Agreements dated October 17, 1994, between the Company and certain officers (filed as Exhibit 10.9 to Boddie-Noell Properties, Inc. Annual Report on Form 10-K dated December 31, 1994, and incorporated herein by reference.

10.7*                 Form and description of Employment Agreements dated
                      July 15, 1997 between the Company and certain officers.
10.8* Modification to Loan Agreement, dated August 1, 1997, between Boddie-Noell Properties, Inc. and SouthTrust Bank of Alabama, N.A.
10.9 Form of Agreement of Limited Partnership of Boddie-Noell Properties Limited Partnership.
13.1 Quarterly Report on Form 10-Q of Registrant for the quarter ended March 31, 1997
13.2 Quarterly Report on Form 10-Q of Registrant for the quarter ended June 30, 1997

16.1** Letter regarding change in certifying accountant (filed as exhibit 16 to Boddie-Noell Properties, Inc. Current Report on Form 8-K dated October 17, 1996, and incorporated herein by reference)
23.1* Consent of Alston & Bird LLP (included as part of exhibit 5.1 and exhibit 8.1)
23.2                  Consent of Ernst & Young LLP
23.3                  Consent of Arthur Andersen LLP
24.1 Power of Attorney (included on signature page of this Registration Statement)
27.1                  Financial Data Schedule (electronic filing)
99.1* Consent of Paul Chrysson as a person named as about to become a director
99.2* Consent of Michael Gilley as a person named as about to become a director

------------------------------------

*        To be filed by amendment.
**       Incorporated herein by reference

ITEM 17.  UNDERTAKINGS

(a)      The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on November 7, 1997.

                          BODDIE-NOELL PROPERTIES, INC.

                                     /s/ D. Scott Wilkerson

                                     D. Scott Wilkerson
                                     President and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Boddie- Noell Properties, Inc. hereby severally constitute D. Scott Wilkerson and Philip S. Payne and each of them singly, our true and lawful attorney with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our names and our capacities as officers and directors to enable Boddie-Noell Properties, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities and on the dates indicated.

             Name                                    Title                              Date

      /s/ B. Mayo Boddie               Chairman of the Board, Director             November 7, 1997
---------------------------------
        B. Mayo Boddie

    /s/ D. Scott Wilkerson             President and Chief Executive Officer       November 7, 1997
---------------------------------
      D. Scott Wilkerson

      /s/ Philip S. Payne              Executive Vice President, Treasurer         November 7, 1997
---------------------------------
        Philip S. Payne                and Chief Financial Officer

      /s/ Pamela B. Novak              Vice President, Controller and Chief        November 7, 1997
---------------------------------
        Pamela B. Novak                Accounting Officer





                    Name                            Title                              Date

---------------------------------


      /s/ Nicholas B. Boddie           Vice Chairman, Director                     November 7, 1997
---------------------------------
        Nicholas B. Boddie

     /s/ Donald R. Pesta, Jr.          Director                                    November 7, 1997
---------------------------------
       Donald R. Pesta, Jr.

      /s/ William H. Stanley           Director                                    November 7, 1997
---------------------------------
        William H. Stanley

                                       Director                                    November  , 1997
---------------------------------
     Richard A. Urquhart, Jr.


